      As filed with the Securities and Exchange Commission on July 16, 1997.
                                                           Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                      ------------------------------------

                                 POWERTEL, INC.
             (Exact Name of Registrant as Specified in its Charter)

          Delaware                           4812                           58-1944750
(State or Other Jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer Identification Number)
Incorporation or Organization)      Classification Code Number)


               1233 O.G. Skinner Drive, West Point, Georgia 31833
                                 (706) 645-2000
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                                 Allen E. Smith
                      President and Chief Executive Officer
                                 Powertel, Inc.
                             1233 O.G. Skinner Drive
                            West Point, Georgia 31833
                                 (706) 645-2000
                              (706) 645-9523 (Fax)
        (Name, Address, Including Zip Code, and Telephone Number, Including Area
                           Code, of Agent for Service)

                      ------------------------------------

                                 With a Copy to:
          Glenn W. Sturm, Esq.                            Jill F. Dorsey, Esq.
           James Walker, Esq.                               Powertel, Inc.
Nelson Mullins Riley & Scarborough, L.L.P.             1233 O.G. Skinner Drive
       First Union Plaza, Suite 1400                  West Point, Georgia 31833
         999 Peachtree Street, N.E.                        (706) 645-2000
           Atlanta, Georgia 30309                       (706) 645-9523 (Fax)
               (404) 817-6000
            (404) 817-6050 (Fax)


   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED EXCHANGE OFFER: As soon as practicable after the effective date of this Registration Statement.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                      ------------------------------------

                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                              Proposed Maximum       Proposed Maximum
        Title of Each Class of             Amount to be        Offering Price       Aggregate Offering          Amount of
      Securities to be Registered           Registered           Per Unit(1)             Price(1)           Registration Fee
--------------------------------------------------------------------------------------------------------------------------------
11 1/8% Senior Notes Due 2007...........   $300,000,000             100%               $300,000,000              $90,909
================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933.

                      ------------------------------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS
(Subject to Completion)
Issued July 16, 1997          OFFER TO EXCHANGE

                               All Outstanding
                        11 1/8% Senior Notes Due 2007
                   ($300,000,000 principal amount outstanding)
                                     for
                        11 1/8% Senior Notes Due 2007
               which have been registered under the Securities Act
                                      of
                                 POWERTEL, INC.
                      ------------------------------------
       THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                      ON JULY 16, 1997, UNLESS EXTENDED.
                      ------------------------------------
SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS WHICH INVESTORS SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE NEW NOTES OFFERED HEREBY.
                      ------------------------------------

         Powertel, Inc., a Delaware corporation (the "Company" or "Powertel"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal relating to the Exchange Offer (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 11 1/8% Senior Notes Due 2007 (the "New Notes"), which will be registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for each
                                                  (cover continued on next page)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

         The Company will accept for exchange any and all validly tendered Old
Notes on or prior to 5:00 p.m., New York City time, on       , 1997 (if and as
extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange Offer." Interest on the New Notes will be paid in cash at a rate of 11 1/8% per annum on each June 1 and December 1 commencing December 1, 1997. The New Notes may be redeemed at the option of the Company in whole or in part, at any time on or after June 1, 2002 at 105.5625% of their principal amount, plus accrued and unpaid interest, declining ratably to 100% of their principal amount, plus accrued and unpaid interest, on or after June 1, 2004. In addition, at any time prior to June 1, 2000, the Company may redeem up to 35% of the aggregate principal amount of the New Notes with the proceeds of one or more Public Equity Offerings (as defined herein), at 111.125% of their principal amount; provided that after any such redemption, at least $195.0 million aggregate principal amount of Notes remains outstanding. See "Description of the Notes."

         This Prospectus, together with the Letter of Transmittal, is being sent
to all registered holders of Old Notes as of July   , 1997. As of such date,
there were        registered holders of the Old Notes.

         The Company will not receive any proceeds from this Exchange Offer. No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

         WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

         THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THIS EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                     THE DATE OF THIS PROSPECTUS IS        , 1997.

(cover continued from previous page)

$1,000 principal amount of its outstanding 11 1/8% Senior Notes Due 2007 (the "Old Notes"), of which an aggregate of $300,000,000 in principal amount was
outstanding as of          , 1997.

         The New Notes will be obligations of the Company entitled to the benefits of the Indenture (as defined herein). The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act. Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer: (i) the holders of the Old Notes will continue to be subject to the existing restrictions upon transfer thereof; (ii) the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Old Notes held by them; and (iii) neither the New Notes nor the Old Notes will be entitled to the contingent increase in interest rate provided for pursuant to the Old Notes. The Exchange Offer is being made pursuant to the terms of the registration rights agreement (the "Registration Rights Agreement") entered into among the Company and Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Oppenheimer & Co., Inc. (the "Placement Agents") pursuant to the terms of the Placement Agreement dated June 5, 1997 among the Company and the Placement Agents. The New Notes and the Old Notes are collectively referred to herein as the "Notes." See "The Exchange Offer -- Purpose and Effect of the Exchange Offer."

         Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers, as set forth below, and any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes or who is an affiliate of the Company may not rely upon such interpretations by the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met.

         Each broker-dealer (other than an affiliate of the Company) that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." Any broker-dealer who is an affiliate of the Company may not rely on such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM POWERTEL, INC., 1233 O.G. SKINNER DRIVE, WEST POINT, GEORGIA 31833 (TELEPHONE (706) 645-2000) ATTENTION: JILL F. DORSEY, VICE PRESIDENT/GENERAL COUNSEL. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST
SHOULD BE MADE BY                  , 1997.

                                TABLE OF CONTENTS

                                         PAGE                                                  PAGE
                                         ----                                                  ----

Summary................................           The Preferred Stock Sales...................
Risk Factors...........................           Management..................................
                                                  Certain Transactions........................
The Exchange Offer.....................           Description of Certain Indebtedness.........
Use of Proceeds........................           Description of the Notes....................
Capitalization.........................           Certain Federal Income Tax
Selected Historical Financial                       Considerations............................
  Information..........................           Plan of Distribution........................
Pro Forma Financial Information........           Legal Matters...............................
Management's Discussion and Analysis              Experts.....................................
  of Financial Condition and Results              Available Information.......................
  of Operations........................           Incorporation of Certain Documents
Business...............................             by Reference..............................
The Maine Disposition..................           Index to Consolidated Financial Statements..  F-1

                      ------------------------------------

         NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL NOR ALL OF THEM TOGETHER CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL OR ALL OF THEM TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                      ------------------------------------

         THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF OLD NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER.

                      ------------------------------------

         Unless otherwise indicated, all population data set forth herein is based on the 1996 Paul Kagan Associates, Inc. Cellular/PCS POP Book, and all industry data set forth herein is based upon information compiled by the Cellular Telecommunications Industry Association and/or Paul Kagan Associates, Inc.

                      ------------------------------------

         THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES LAWS. ALL STATEMENTS REGARDING THE COMPANY'S AND ITS SUBSIDIARIES' EXPECTED FINANCIAL POSITION, BUSINESS AND FINANCING PLANS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY AND ITS SUBSIDIARIES BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, THEY CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL BE ACHIEVED. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED HEREIN, INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED HEREIN AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, ITS SUBSIDIARIES OR PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                                     SUMMARY

         The following information is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Holders of Old Notes contemplating tendering such Old Notes pursuant to the Exchange Offer should carefully consider the factors set forth herein under the caption "Risk Factors" and are urged to read this Prospectus in its entirety. Unless otherwise indicated: (i) the information in this Prospectus, other than the historical financial information, gives effect to the Maine Disposition, the Preferred Stock Sales and the June Offering (each as defined below); and (ii) references herein to the "Company" or "Powertel" refer to Powertel, Inc. and, where appropriate, its subsidiaries. On June 25, 1997, the Company changed its name from InterCel, Inc. to Powertel, Inc. The Common Stock of the Company is traded on the Nasdaq Stock Market under the symbol "PTEL."

                                   THE COMPANY

         Powertel provides personal communications services ("PCS") in the southeastern United States under the name "Powertel" and provides cellular telephone service in contiguous portions of western Georgia and eastern Alabama under the name "InterCel." Powertel's PCS licenses encompass a territory of approximately 246,000 contiguous square miles with a population of approximately
24.3 million people and include licenses acquired in 1995 and 1996 to serve the Major Trading Areas ("MTAs") of Atlanta, Georgia; Jacksonville, Florida; Memphis, Tennessee/Jackson, Mississippi; and Birmingham, Alabama (the "Current PCS Markets") and licenses to serve 13 Basic Trading Areas ("BTAs") in Kentucky and Tennessee (together with the Current PCS Markets, the "PCS Markets") which the Company acquired in the recent Federal Communications Commission (the "FCC") auctions (the "D/E/F Auctions").

         In the D/E/F Auctions, the Company acquired both the 10 MHz "D" block and the 10 MHz "E" block licenses in each of the BTAs of Evansville, Indiana; Lexington, Louisville, Bowling Green-Glasgow, Corbin, Madisonville, Owensboro, Paducah-Murray-Mayfield and Somerset, Kentucky; Nashville and Cookeville, Tennessee; and Hopkinsville, Kentucky-Clarksville, Tennessee; and the 10 MHz "E" block license in the Knoxville, Tennessee BTA (collectively, the "Kentucky/Tennessee BTAs"). The aggregate purchase price for the licenses, which encompass an area of approximately 66,000 square miles with a population of approximately 6.8 million people, was $31.2 million. With the addition of the Kentucky/Tennessee BTAs, Powertel has one of the largest contiguous PCS footprints in the southeastern United States. The Company expects its expanded PCS footprint to provide a competitive advantage in attracting new PCS customers in its markets.

         Powertel first introduced its PCS services in October 1996 in Jacksonville, Florida and Montgomery, Alabama and, to date, has launched its PCS services in an additional 15 markets in Alabama, Florida, Georgia, Mississippi and Tennessee. In all of these markets, the Company was the first to offer PCS services commercially. Powertel intends to continue to rapidly build out its PCS network and to launch its PCS services. As of March 31, 1997, the Company had approximately 35,000 PCS subscribers.

         Powertel intends to become a leading provider of wireless telecommunications services in the southeastern United States by: (i) expanding its market presence and subscriber base by offering significant value to its customers; (ii) aggressively and creatively marketing a broad range of wireless telecommunications services; and (iii) increasing cash flow margins by achieving economies of scale and operating efficiencies and effectively implementing technological advances. The Company believes that the market for wireless telecommunications services will expand significantly as equipment costs and service rates continue to decline, equipment becomes more convenient and functional and wireless services become more diverse. The Company believes that by expanding its presence in the southeastern United States it will be well positioned to capitalize on this market opportunity and on the region's positive demographics. The Company intends to build upon the extensive experience of its management team in the telecommunications industry, the Company's experience and reputation in the southeastern cellular market and its relationships with other telecommunications providers to create a broad regional wireless telecommunications company. The Company intends to continue to be among the first PCS operators in its service areas to market advanced digital PCS wireless systems with increased capacity, improved quality and greater functionality than traditional analog cellular systems.

PCS OPERATIONS

         Markets. Powertel's licensed territory includes contiguous portions of the following 12 southeastern states: Alabama; Arkansas; Florida; Georgia; Illinois; Indiana; Kentucky; Louisiana; Mississippi; Missouri; South Carolina and Tennessee. The Company currently provides PCS services in 17 markets in Alabama, Florida, Georgia, Mississippi and Tennessee and is nearing completion of its initial buildout of these areas. Generally, the "initial buildout" of a licensed territory includes the construction of cell sites: (i) in metropolitan areas with a population greater than 100,000 people; (ii) in certain smaller cities that, due to location or demographics, the Company considers to be strategically important; and (iii) along the major highway corridors connecting such areas. Upon completion of the initial buildout of the Current PCS Markets (excluding Albany, Georgia and Chattanooga, Tennessee), the Company expects to be able to offer its PCS services in markets containing approximately 60% of the population within the Current PCS Markets. This initial coverage is expected to extend across 23 metropolitan areas and secondary cities within the Current PCS Markets (Atlanta, Augusta, Macon, Savannah, Columbus and Athens, Georgia; Memphis and Jackson, Tennessee; Jackson and Tupelo, Mississippi; Florence, Huntsville, Anniston, Gadsden, Birmingham, Tuscaloosa, Montgomery and Dothan, Alabama; and Panama City, Tallahassee, Jacksonville, St. Augustine and Gainesville, Florida), as well as the major highway corridors connecting those areas. The Company expects to complete the initial buildout of the Current PCS Markets (excluding Albany, Georgia and Chattanooga, Tennessee) in late 1997 and the Albany, Georgia and Chattanooga, Tennessee metropolitan areas in 1998. The Company intends to commence the initial buildout of the Kentucky/Tennessee BTAs in late 1997 and expects to begin offering commercial service in such BTAs in the second half of 1998. Thereafter, based on customer demand and competitive factors, Powertel intends to continue the buildout of its PCS System to enhance and expand its coverage.

         Strategy. Powertel's PCS strategy is to: (i) continue to rapidly build out a high-quality PCS system and be among the first to offer PCS services in the PCS Markets; (ii) offer a broad range of services, including enhanced services; (iii) become a low-cost provider of digital wireless telecommunications services; and (iv) expand the Company's regional market presence by managing and affiliating with other PCS licensees (including entering into roaming agreements), as well as potentially acquiring additional strategic PCS licenses. Because the Company believes that being among the first to offer PCS services in its PCS Markets is a significant competitive advantage, it plans to continue to rapidly build out the metropolitan areas, certain secondary cities and connecting highway corridors in its PCS Markets. The Company intends to achieve significant market penetration by aggressively marketing competitively priced PCS services, including enhanced services not currently provided by analog or digital cellular operators, and by providing superior customer service. The Company believes it can become a low-cost provider of PCS services by generating economies of scale through operating in contiguous market areas and focusing on customer acquisition and retention, as it has done in its cellular business. The Company is pursuing strategic relationships with other PCS licensees, including roaming agreements to expand the area in which its customers may utilize PCS services, and may consider other affiliations or the acquisition of additional licenses to further expand the Company's licensed territory.

         Services. The Company's PCS service offerings consist primarily of wireline enhancement products in which PCS supplements a customer's landline communications. The Company currently offers a full range of wireless telecommunications services, including certain enhanced features and services not currently provided by analog cellular operators. These enhanced features and services include secure communications, sophisticated call management (incorporating services such as caller I.D. and call forwarding), enhanced battery life and a short message service which allows subscribers to send and receive alphanumeric and text messages on their handsets. The Company intends to expand its current offerings to include wireline replacement services that will serve as the customer's primary mode of telecommunication.

         Technology. Powertel has selected and implemented Global System for Mobile Communications ("GSM") as the digital protocol for its PCS system because it: (i) has been operating successfully in European and other countries for approximately six years; (ii) offers enhanced features such as call encryption and short messaging; and (iii) utilizes an open system architecture that allows the Company to choose from a variety of equipment options and providers. Currently, GSM-based systems are operating in more than 100 countries and were the first PCS systems to be commercially deployed in the United States. According to data collected by GSM North America, a group of GSM providers of which the Company is a member, the GSM digital protocol has been implemented or chosen by licensees (including winning bidders in the D/E/F Auctions) that cover markets with a population of over 260 million people (representing over 98% of the population in the United States). However, one of the GSM licensees, Pocket Communications, Inc. ("Pocket"), which recently filed for reorganization under Chapter 11 of the United States Bankruptcy Code, has licenses in markets containing approximately 35 million people. Powertel has entered into roaming agreements with eight GSM-based PCS providers in multiple markets in North America and expects to begin offering roaming commercially in approximately 20 markets outside of the Company's PCS footprint by the third quarter of 1997. The Company believes that in the future its subscribers will be able to roam throughout most of the United States, either on other GSM-based PCS systems or by using dual-mode (GSM/analog cellular) telephones which are expected to be available in late 1997.

CELLULAR OPERATIONS

         Markets. Powertel provides cellular telephone service in contiguous portions of four Rural Service Areas ("RSAs") in western Georgia and eastern Alabama (the "Cellular Markets") under the name "InterCel." The Cellular Markets encompass approximately 2,900 square miles and have a population of approximately 296,000 persons. As of December 31, 1996, the Company had increased its cellular subscriber base in the Cellular Markets at a compound annual rate of approximately 36.9% since 1991 and had achieved a market penetration of approximately 7.5%. The Company increased revenue and earnings before interest, taxes, depreciation and amortization in its Cellular Markets at an average annual compound rate of approximately 32.8% and 215.8%, respectively, from 1991 to 1996.

         Strategy. Powertel's cellular strategy is to: (i) add new subscribers and, through an emphasis on superior customer service, retain its existing subscriber base; (ii) maintain a competitive wireless service as new technologies and products enter the Cellular Markets; (iii) continue to upgrade its cellular switching systems to capture roaming revenues from digital cellular users roaming into the Cellular Markets and to offer digital services to its own customers; and (iv) provide superior product features tailored to its customers' needs at competitive prices.

         Services. Powertel offers cellular telephones and accessories and a full range of cellular telephone services, including call forwarding, call waiting, three party conference calling and voice message storage and retrieval. The Company has completed an initial upgrade of its cellular networks with digital technology and is currently marketing its digital service in a limited manner. Once improved handset equipment is available, which is expected in late 1997, and more complete digital coverage is available outside the Cellular Markets, the Company expects to increase the marketing of its digital services. Because its digital switches are capable of handling both analog and digital transmissions, the Company will be able to continue to offer analog cellular service to those customers who do not transfer to the digital service and will be able to capture roaming revenues from users of both analog and digital telephones.

         Maine Disposition. In May 1997, the Company sold its cellular operations in the State of Maine (the "Maine Disposition") for $77.2 million in cash (which includes $5.4 million that is being held in escrow for indemnification or purchase price adjustment obligations). The Company acquired its Maine cellular operations in 1994 for $36.4 million. From its acquisition through 1996, the Company increased its Maine cellular subscriber base at a compound annual growth rate of approximately 39% and achieved a market penetration of approximately 5%. See "The Maine Disposition."

                                THE TRANSACTIONS

         In order to concentrate the Company's focus on its markets in the southeastern United States and to partially finance the Company's buildout and operating costs and certain acquisition expenses associated with its PCS system, the Company recently consummated the Maine Disposition and acquired the licenses for the Kentucky/Tennessee BTAs and also consummated the following transactions (collectively, with the Maine Disposition and the acquisition of the Kentucky/Tennessee BTA licenses, the "Transactions"):

                  (i) pursuant to a stock purchase agreement dated as of May 23, 1997 between the Company and The Huff Alternative Income Fund, L.P. ("Huff"), Huff purchased 50,000 shares of nonvoting Series C Convertible Preferred Stock from the Company in a private placement for an aggregate purchase price of $22.5 million in cash (the "Huff Preferred Stock Sale");

                  (ii) pursuant to a stock purchase agreement dated as of May 23, 1997 between the Company and SCANA Communications, Inc., a wholly owned subsidiary of SCANA Corporation ("SCANA"), SCANA purchased 50,000 shares of nonvoting Series D Convertible Preferred Stock from the Company in a private placement for an aggregate purchase price of $22.5 million in cash (the "SCANA Preferred Stock Sale" and, together with the Huff Preferred Stock Sale, the "Preferred Stock Sales"); and

                  (iii) the Company sold $300.0 million aggregate principal amount of the Old Notes (the "Offering") of which approximately $89.6 million was used to purchase a portfolio of U.S. government securities (the "Pledged Securities") that were pledged as security for the first six scheduled interest payments on the Notes.

         The Company currently estimates that capital expenditures will total approximately $200.0 million in 1997 to complete the initial buildout of the Company's PCS system (the "Current PCS System") in the Current PCS Markets (excluding Albany, Georgia and Chattanooga, Tennessee) and the digital upgrade of the Company's cellular system, and $150.0 million ($30.0 million in 1997 and $120.0 million in 1998) relating to the initial buildout of its PCS system in the Kentucky/Tennessee BTAs (the "Kentucky/Tennessee PCS System" and, together with the Current PCS System, the "PCS System").

         The Company believes that the net proceeds from the Offering, together with the net proceeds from the Preferred Stock Sales, cash on hand (including the proceeds from the Maine Disposition) and borrowings under its $165.0 million credit agreement (the "Vendor Financing Agreement") with Ericsson Inc. ("Ericsson") and additional vendor financing, which the Company expects to be available, will be sufficient to finance the development, construction and operating costs associated with the initial buildout of the PCS Markets and the completion of the digital upgrade of the Company's cellular system. Although the Company is currently unable to predict with certainty the amount of expenditures that may be made subsequent to the initial buildout of the PCS System, the Company expects that it may require additional capital. Sources of additional capital may include vendor financing, cash flow from operations, public and private equity and debt financings and asset dispositions by the Company. The Company may also require additional financing in the event it decides to make additional acquisitions. The extent of additional financing required will depend partially on the success of the Company's business. The Company currently has no source of income or cash flows other than its cellular and newly launched PCS operations and the interest income earned from investing the net proceeds from the Maine Disposition and the remaining net proceeds from the 1996 Offerings (as defined herein). There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company and within the limitations contained in the Indenture, the February 1996 Notes Indenture, the April 1996 Notes Indenture (each as defined herein and, together with the Indenture, the "Indentures"), the Vendor Financing Agreement or that may be contained in any future financing arrangements. See "Risk Factors -- Significant Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                                THE EXCHANGE OFFER
The Exchange Offer..............................Pursuant to the Exchange Offer, $1,000 principal amount of New
                                                    Notes will be issued in exchange for each $1,000 principal amount of Old Notes that are validly tendered and not withdrawn.  As of
                                                    July    , 1997, there were        registered holders of Old Notes,
                                                    and $300,000,000 aggregate principal amount of Old Notes were outstanding.  See "The Exchange Offer."

                                                Holders of Old Notes whose Old Notes are not tendered and accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture governing the Old Notes and the New Notes.  Following
                                                    consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof, and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of
                                                    the Old Notes held by them.   Following the completion of the
                                                    Exchange Offer, none of the Notes will be entitled to the
                                                    contingent increase in interest rate provided pursuant to the
                                                    Old Notes.

Resale..........................................Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers, as set forth below, and any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
                                                    Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New
                                                    Notes are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such New
                                                    Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes or who is an affiliate of the
                                                    Company may not rely upon such interpretations by the staff of the
                                                    Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liabilities under the
                                                    Securities Act for which the holder is not indemnified by the
                                                    Company.  Each broker-dealer (other than an affiliate of the
                                                    Company) that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver
                                                    a prospectus in connection with any resale of such New Notes.
                                                    The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the
                                                    Securities Act. The Company has agreed that, for

                                        5

                                                    a period of 180 days after the Expiration Date, it will make this
                                                    Prospectus available to any broker-dealer for use in connection with any such resale.  See "Plan of Distribution."

                                                The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Expiration Date.................................The Exchange Offer will expire at 5:00 p.m., New York City time, on       ,
                                                    1997, unless extended, in which case the term "Expiration Date"
                                                    shall mean the latest date and time to which the Exchange Offer is extended.  Any extension, if made, will be publicly announced through a release to the Dow Jones News Service and as otherwise required by applicable law or regulations.

Conditions to the Exchange
  Offer.........................................The Exchange Offer is subject to certain conditions, which may be waived by the Company.  See "The Exchange Offer -- Conditions
                                                    of the Exchange Offer."  The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered.
Procedures for Tendering
  Old Notes.....................................Each holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or a facsimile thereof, together with such Old Notes and any other required documentation to Bankers Trust Company, the
                                                    Exchange Agent, at the address set forth herein and therein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate"
                                                    of the Company within the meaning of Rule 405 under the Securities
                                                    Act. See "The Exchange Offer -- Terms of the Exchange Offer --
                                                    Procedures for Tendering Old Notes" and "The Exchange Offer --
                                                    Terms of the Exchange Offer -- Guaranteed Delivery Procedures."

Special Procedures for
  Beneficial Owners.............................Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other
                                                    nominee and who wishes to tender such Old Notes in the
                                                    Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on his

                                        6


                                                    own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Exchange Offer --
                                                    Terms of the Exchange Offer -- Procedures for Tendering Old Notes."

Guaranteed Delivery
  Procedures....................................Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of
                                                    Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange
                                                    Offer -- Terms of the Exchange Offer -- Guaranteed Delivery Procedures."

Acceptance of Old Notes and
  Delivery of New Notes.........................Subject to certain conditions (as described more fully in "The Exchange Offer --
                                                    Conditions of the Exchange Offer"), the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer and not withdrawn, prior to 5:00 p.m., New York City time, on the Expiration Date. The
                                                    New Notes issued pursuant to the Exchange Offer will be delivered as promptly as practicable following the Expiration Date.

Withdrawal Rights...............................Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.  See "The Exchange Offer -- Terms of
                                                    the Exchange Offer -- Withdrawal of Tenders of Old Notes."

Certain Federal Income Tax
  Considerations................................For a discussion of certain federal income tax considerations relating to the exchange of the New Notes for the Old Notes, see "Certain
                                                    Federal Income Tax Considerations."

Exchange Agent..................................Bankers Trust Company is the Exchange Agent. The address, telephone number and facsimile number of the Exchange Agent are set forth in "The Exchange Offer -- Exchange Agent."

                        SUMMARY OF TERMS OF THE NEW NOTES

         The Exchange Offer applies to $300,000,000 aggregate principal amount of Old Notes. The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that: (i) the New Notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof; and (ii) holders of the New Notes will not be entitled to certain rights of holders of Old Notes under the Registration Rights Agreement, which will terminate upon consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes, will be entitled to the benefits of the Indenture and will be treated as a single class thereunder with any Old Notes that remain outstanding. Following the Exchange Offer, none of the Notes will be entitled to the contingent increase in interest rate provided for (in the event of a failure to consummate the Exchange Offer in accordance with the terms of the Registration Rights Agreement) pursuant to the Old Notes. See "Description of the Notes."

Issuer   .......................................Powertel, Inc.

Securities Offered..............................$300,000,000 aggregate principal amount of 11 1/8% Senior Notes due 2007.

Maturity........................................June 1, 2007

Interest .......................................Interest on the Notes is payable semiannually in cash on June 1  and
                                                    December 1 of each year, commencing December 1, 1997.

Optional Redemption.............................The Notes may be redeemed at any time on or after June 1, 2002, at the option of the Company, in whole or in part, at 105.5625% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on and after June 1, 2004. In addition, at any time prior to June 1, 2000, up to 35% of the aggregate principal amount of the
                                                    Notes may be redeemed from the proceeds of one or more Public Equity Offerings
                                                    (as defined herein), at 111.125% of their principal amount; provided that after any such redemption at least $195.0 million aggregate principal amount of Notes remains outstanding.

Security........................................The Indenture will require the Company to purchase and pledge to the Trustee under the Indenture, as security for the benefit of the holders of the Notes,
                                                    Pledged Securities consisting of U.S. government securities in an amount sufficient to provide for the payment in full of the first six scheduled interest payments due on the Notes. The Company used approximately $89.6 million of the net proceeds of the Offering to acquire the Pledged Securities.

Change of Control...............................Upon a Change of Control (as defined herein), the Company will be required to make an offer to purchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued interest.  There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any required debt repayment (including repurchases of the
                                                    Notes).  See "Description of the Notes -- Repurchase of Notes
                                                    upon a Change of Control."

Ranking.........................................The Notes will be unsecured (except as described above under
                                                    "-- Security") senior indebtedness of the Company ranking pari passu with the Company's other unsubordinated unsecured


                                                    indebtedness and senior in right of payment to all subordinated indebtedness of the Company. After giving pro forma effect to the Transactions and the application of the proceeds thereof, at March 31, 1997, the Company would have had $551.1 million of indebtedness outstanding other than the Notes (including
                                                    $104.2 million of secured indebtedness), and the Company would have had $61.2 million of availability under the Vendor Financing Agreement for the purchase of PCS equipment and services. Under the Indenture, the Company is permitted to incur additional indebtedness to finance the acquisition of inventory or equipment and up to $25.0 million of indebtedness under one or more revolving credit or working capital facilities and to secure such indebtedness. The
                                                    Notes will be effectively subordinated to such secured indebtedness to the extent of such security interests. In addition, all existing and future liabilities (including trade payables) of the Company's subsidiaries will be effectively senior to the Notes. See "Risk Factors -- Ability to Service Debt;
                                                    Restrictive Covenants; Refinancing Risks," "-- Priority of Secured Debt;
                                                    Structural Subordination" and "Description of Certain Indebtedness."

Certain Covenants...............................The Indenture, pursuant to which the Old Notes have been issued and the New Notes will be issued, contains certain covenants that, among other things, will limit the ability of the Company to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.  However, these limitations are subject to a number of important qualifications and exceptions.
                                                    See "Description of the Notes -- Covenants."

Use of Proceeds.................................The Company will not receive any proceeds from the issuance of the
                                                    New Notes pursuant to this Prospectus.

Book-Entry; Delivery and
  Form   .......................................Transfers of Notes between participants in The Depository Trust
                                                    Company ("DTC") will be effected in the ordinary way in
                                                    accordance with DTC rules and will be settled in same-day funds.
                                                    See "Description of the Notes -- Book-Entry; Delivery and
                                                    Form."

                          SUMMARY FINANCIAL INFORMATION

         The following table sets forth summary financial and operating information for the Company as of and for each of the years in the three-year period ended December 31, 1996 and as of and for the three months ended March 31, 1997 and 1996. The summary historical financial information as of and for the years ended December 31, 1996, 1995 and 1994 was derived from the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus, which have been audited by Arthur Andersen LLP, independent public accountants. The financial information as of and for the three months ended March 31, 1997 and 1996 was derived from the unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. Operating results shown in the following table will not be indicative of future performance due to the capital requirements associated with the buildout of the Company's PCS System.

         The unaudited pro forma statement of operations data give effect to the Transactions as if they occurred at January 1, 1996, and the unaudited pro forma balance sheet data give effect to the Transactions as if they occurred at March 31, 1997. The unaudited pro forma financial information does not purport to represent what the Company's results of operations or financial position would have been if the Transactions had in fact occurred on such dates, nor does it purport to indicate the future financial position or results of future operations of the Company. The unaudited pro forma adjustments are based upon currently available information and certain assumptions that management believes to be reasonable. The selected historical and pro forma financial information set forth below should be read in conjunction with "Use of Proceeds," "Selected Historical Financial Information," "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions" and the Company's consolidated financial statements and notes thereto and other financial and operating information included elsewhere in this Prospectus.


                                                      THREE MONTHS ENDED MARCH 31,
                                                --------------------------------------
                                                PRO FORMA              HISTORICAL
                                                              ------------------------
                                                  1997          1997          1996
                                                  ----          ----          ----


STATEMENT OF OPERATIONS DATA:


  Service revenues......................... $   10,677     $   14,084    $     6,996
  Equipment sales .........................      4,937          5,025            854
                                            ----------     ----------    -----------
    Total revenues and sales ..............     15,614         19,109          7,850
                                            ----------     ----------    -----------
  Cost of services ........................      4,879          5,428            684
  Cost of equipment sales .................     11,602         11,987            694
  Operations expenses .....................      3,302          3,809          1,204
  Selling and marketing ...................      4,562          5,237          1,274
  General and administrative ..............      7,238          7,680          1,810
  Depreciation ............................      7,849          8,340            731
  Amortization ............................      1,014          1,178            881
                                            ----------     ----------    -----------
    Total operating expenses ..............     40,446         43,659          7,278
                                            ----------     ----------    -----------
  Operating income (loss) .................    (24,832)       (24,550)           572
  Interest (income) expense(b) ............     10,927          4,543           (739)
  Miscellaneous (income) expense ..........        586            473            303
                                            ----------     ----------    -----------
  Income (loss) before income taxes .......    (36,345)       (29,566)         1,008
  Income tax (benefit) expense ............         --             --            472
                                            ----------     ----------    -----------
  Net income (loss) before cumulative
    effect ................................    (36,345)       (29,566)           536
  Cumulative effect of change in
    accounting principle, net of tax(c) ...         --             --         (2,583)
                                            ----------     ----------    -----------
  Net income (loss)........................ $  (36,345)    $  (29,566)   $    (2,047)
                                            ==========     ==========    ===========
OTHER FINANCIAL AND OPERATING DATA:

  EBITDA(d)................................ $  (11,971)    $  (12,244)   $      4,193
  Ratio of earnings to fixed charges(e) ...        --              --             --
  Capital expenditures..................... $   35,878     $   36,209    $     10,874
  Cellular subscribers at end of period(f).     23,245         49,731          40,403
  Net cellular population equivalents(g)...    295,600        737,800         737,800
  PCS subscribers at end of period ........     34,886         34,886             --
  Net PCS population equivalents(g)........ 24,293,000     24,293,000      17,460,000

                                                           YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------
                                                  PRO                  HISTORICAL
                                                 FORMA      ----------------------------------
                                                1996(a)        1996          1995       1994
                                               --------     ---------        ----       ----
                                                        (dollars in thousands)
  Service revenues.........................  $   17,963    $   31,875    $  25,384    $ 18,903
  Equipment sales .........................       5,078         7,250        3,928       2,859
                                             ----------    ----------    ---------    --------
    Total revenues and sales ..............      23,041        39,125       29,312      21,762
                                             ----------    ----------    ---------    --------
  Cost of services ........................       3,993         5,811        2,394       1,921
  Cost of equipment sales .................       9,866        11,653        3,127       2,391
  Operations expenses .....................       7,888         9,927        3,596       2,722
  Selling and marketing ...................      10,828        13,301        4,280       3,405
  General and administrative ..............      15,700        16,963        4,218       3,651
  Depreciation ............................       4,179         5,887        2,741       2,130
  Amortization ............................       1,733         4,214        2,360       1,543
                                             ----------    ----------    ---------    --------
    Total operating expenses ..............      54,187        67,756       22,716      17,763
                                             ----------    ----------    ---------    --------
  Operating income (loss) .................     (31,146)      (28,631)       6,596       3,999
  Interest (income) expense(b) ............      10,553        (3,175)       1,657         635
  Miscellaneous (income) expense ..........       1,666         1,226         (295)        (48)
                                             ----------    ----------    ---------    --------
  Income (loss) before income taxes .......     (43,365)      (26,682)       5,234       3,412
  Income tax (benefit) expense ............      (1,654)       (1,654)       2,230       1,535
                                             ----------    ----------    ---------    --------
  Net income (loss) before cumulative
    effect ................................     (41,711)      (25,028)       3,004       1,877
  Cumulative effect of change in
    accounting principle, net of tax(c) ...        (765)       (2,583)          --          --
                                             ----------    ----------    ---------    --------
  Net income (loss)........................  $  (42,476)   $  (27,611)   $   3,004    $  1,877
                                             ==========    ==========    =========    ========
Other Financial and Operating Data:

  EBITDA(d)................................  $   (4,602)   $   (2,466)   $  11,992    $  7,720
  Ratio of earnings to fixed charges(e) ...          --            --          3.9x        5.5x
  Capital expenditures.....................  $  227,101    $  233,551    $   7,661    $  2,866
  Cellular subscribers at end of period(f).      22,161        47,617       38,582      28,624
  Net cellular population equivalents(g)...     295,600       737,800      732,900     728,200
  PCS subscribers at end of period ........      14,892        14,892           --          --
  Net PCS population equivalents(g)........  24,293,000    17,460,000           --          --


                                                          AT MARCH 31,                        AT DECEMBER 31,
                                                    -------------------------        -------------------------------
                                                    PRO FORMA      HISTORICAL                   HISTORICAL
                                                                                     -------------------------------
                                                       1997           1997            1996         1995         1994
                                                    --------       ----------        ------     ----------     -----
                                                                          (DOLLARS IN THOUSANDS)
  BALANCE SHEET DATA:

    Working capital................................$    551,618    $  200,646      $ 256,349    $     977   $     2,710
    Property and equipment, net....................     271,693       284,713        251,269       18,066        13,262
    Licenses, goodwill and other intangibles, net..     406,567       429,085        402,321       24,904        23,903
    Total assets...................................   1,331,476       973,094        947,117       74,330        50,812
    Long-term obligations..........................     850,976       551,366        504,065       29,411        11,030
    Retained earnings (accumulated deficit)........      (8,657)      (52,332)       (22,766)       4,845         1,841
    Stockholders' equity...........................     465,937       377,487        407,007       36,674        33,374

-------------------
(a) Adjusted to reflect the pro forma effects of the Transactions, the 1996 Offerings and the Powertel Combination (as defined herein) as if they occurred at January 1, 1996. See "Selected Historical Financial Information" and "Pro Forma Financial Information."

(b) The Company had interest income of $3.3 million and $2.3 million for the three months ended March 31, 1997 and 1996, respectively, $4.5 million for the three months ended March 31, 1997 on a pro forma basis, and $17.3 million and $22.2 million for the year ended December 31, 1996 on a historical and pro forma basis, respectively. The Company had no interest income for the years ended December 31, 1995 and 1994. Excludes capitalized interest of $7.7 million, $6.7 million and $2.7 million for the three months ended March 31, 1997 on a pro forma basis, and for the three months ended March 31, 1997 and 1996 on a historical basis, respectively, and $29.0 million and $55.8 million for the year ended December 31, 1996 on a historical and pro forma basis, respectively. During the construction of the PCS System, the cost of the PCS licenses and the costs related to construction expenditures are considered to be assets qualifying for interest capitalization under FASB Statement No. 34 "Capitalization of Interest Cost." Accordingly, management expects that a majority of the interest on the February 1996 Notes, the April 1996 Notes, the Vendor Financing Agreement and the Notes will be capitalized during the construction of the PCS System. Pro forma interest expense will not be indicative of interest expense that will be recognized as additional portions of the PCS System are placed in service.

(c) During 1996, the Company changed its method of accounting for costs incurred in connection with certain promotional programs under which customers receive discounted cellular equipment or airtime usage credits. Under its previous accounting method, all such costs were deferred and amortized over the life of the related non-cancelable cellular telephone service agreement. Under the new accounting method, the costs are expensed as incurred.

(d) EBITDA represents earnings from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA is provided because it is a measure commonly used in the industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.

(e) Earnings were insufficient to cover fixed charges by $36.3 million, $2.2 million and $56.2 million for the three months ended March 31, 1997 and 1996 and for the year ended December 31, 1996, respectively. Earnings would have been insufficient to cover fixed charges by $44.0 million and $99.2 million for the three months ended March 31, 1997 and for the year ended December 31, 1996, respectively, on a pro forma basis. Earnings consist of income before income taxes, plus fixed charges, except where capitalized. Fixed charges consist of interest charges and amortization of debt issuance costs, in each case whether expensed or capitalized, and the portion of rent expense under operating leases representing interest.

(f) Cellular subscribers at end of period include 14,216, 20,288, 25,456, 21,320 and 26,486 subscribers in the State of Maine for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively. See "The Maine Disposition."

(g) Net Population Equivalents means the estimated population of the license market area multiplied by the percentage ownership of the license. The estimated population is based on the 1996 Paul Kagan Associates, Inc. Cellular/PCS POP Book. The Company owns 100% of each of its PCS licenses and 100% of each of its cellular licenses. For the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, Net Cellular Population Equivalents include 441,900, 442,000, 442,200, 442,000 and 442,200 population equivalents, respectively, from the Company's Maine market areas. See "The Maine Disposition."

                                  RISK FACTORS

         An investment in the Notes involves a significant degree of risk. In determining whether to make an investment in the Notes, prospective investors should consider carefully all of the information set forth in this Prospectus and, in particular, the following factors.

SIGNIFICANT CAPITAL REQUIREMENTS

         The development, construction and start-up phase associated with the implementation of the Company's PCS System will continue to require substantial capital. The Company currently estimates that capital expenditures will total approximately $200.0 million in 1997 to complete the initial buildout of the Current PCS System (excluding Albany, Georgia and Chattanooga, Tennessee) and to complete the digital upgrade of the Company's cellular system, and $150.0 million ($30.0 million in 1997 and $120.0 million in 1998) relating to the initial buildout of the Kentucky/Tennessee PCS System. Upon completion of the initial buildout of the Current PCS System (excluding Albany, Georgia and Chattanooga, Tennessee), the Company expects to be able to offer PCS services in markets containing approximately 60% of the population within the Current PCS Markets. The initial coverage is expected to extend across 23 metropolitan areas and secondary cities within the Current PCS Markets, as well as the major highway corridors connecting those areas. The Company expects to complete the initial buildout of the Current PCS System (excluding Albany, Georgia and Chattanooga, Tennessee) in late 1997 and in the Albany, Georgia and Chattanooga, Tennessee metropolitan areas in 1998. Upon the completion of the initial buildout of the Kentucky/Tennessee PCS System, the Company expects to be able to offer PCS services in markets containing approximately 55% of the population within the PCS Markets. Thereafter, based on customer demand and competitive factors, Powertel intends to continue to build out its PCS System to enhance and expand its coverage.

         The Company believes that the net proceeds from the Offering, together with the net proceeds from the Preferred Stock Sales, cash on hand (including the proceeds from the Maine Disposition) and borrowings under the Vendor Financing Agreement and additional vendor financing, which the Company expects to be available, will be sufficient to finance the development, construction and operating costs associated with the initial buildout of the PCS Markets and the completion of the digital upgrade of the Company's cellular system. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures, which could limit the ability of the Company to meet its debt service obligations (including its obligations with respect to the Notes) and could have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         Although the Company is currently unable to predict with certainty the amount of expenditures that may be made subsequent to the initial buildout of the PCS System, the Company expects that it may require additional capital. Sources of additional capital may include vendor financing, cash flow from operations, public and private equity and debt financings and asset dispositions by the Company. The Company may also require additional financing in the event it decides to make additional acquisitions. The extent of additional financing required will depend partially on the success of the Company's business. The Company currently has no sources of income or cash flows other than its cellular and newly launched PCS operations and the interest income earned from investing the net proceeds from the Maine Disposition, the approximately $290.8 million of net proceeds from the Offering and the remaining net proceeds ($207.5 million as of March 31, 1997) from the sale in 1996 of: (i) 7,124,322 shares of its common stock, par value $.01 per share (the "Common Stock") in a public offering (the "Stock Offering"); (ii) 35,747 units, consisting in the aggregate of $357.4 million principal amount at maturity of 12% Senior Discount Notes due February 2006 (the "February 1996 Notes") and 1,143,904 warrants (the "Warrants") to purchase an equal number of shares of Common Stock at an exercise price of $18.15 per share, subject to adjustment (the "Unit Offering"); and (iii) $360.0 million principal amount at maturity of the 12% Senior Discount Notes due May 2006 (the "April 1996 Notes") in a public offering (the "Debt Offering" and, together with the Stock Offering and the Unit Offering, the "1996 Offerings"). There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on terms acceptable to the Company and within the limitations contained in the Indentures, the Vendor Financing Agreement or that may be contained in any future financing arrangements.

FUTURE OPERATING LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS

         The Company had an operating loss of $24.6 million and negative EBITDA of $12.2 million for the three months ended March 31, 1997 and had an operating loss of $28.6 million and negative EBITDA of $2.5 million for the year ended December 31, 1996. The Company expects to incur significant operating losses and to generate negative cash flow from operating activities during the next several years while it develops and constructs its PCS System and builds a PCS customer base. These losses and negative cash flow are expected to increase during the initial years of the PCS System buildout and operation. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from operating activities in the future. If the Company cannot achieve profitability or positive cash flow from operating activities, it may not be able to meet its debt service or working capital requirements (including its obligations with respect to the Notes, the February 1996 Notes and the April 1996 Notes). See "-- PCS System Implementation Risks; Operational Risks," "Selected Historical Financial Information," "Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABILITY TO SERVICE DEBT; RESTRICTIVE COVENANTS; REFINANCING RISKS

         As of March 31, 1997, on a pro forma basis after giving effect to the Transactions, the Company's total indebtedness would have been $851.1 million, and its stockholders' equity would have been $465.9 million. The Company's earnings were insufficient to cover fixed charges by $36.3 million and $56.2 million for the three months ended March 31, 1997 and the year ended December 31, 1996, respectively. On a pro forma basis after giving effect to the Transactions, the Company's earnings would have been insufficient to cover fixed charges by $44.0 million and $99.2 million for the three months ended March 31, 1997 and the year ended December 31, 1996, respectively. See "Capitalization" and "Pro Forma Financial Information." In addition, the accretion of original issue discount on the February 1996 Notes and the April 1996 Notes will cause an increase in liabilities from March 31, 1997 of $266.2 million ($129.9 million by February 1, 2001 with respect to the February 1996 Notes and $136.3 million by May 1, 2001 with respect to the April 1996 Notes). The Company's total indebtedness and debt service requirements will be substantially increased as a result of the Offering, and the Company will continue to be subject to significant financial restrictions and limitations.

         The Indentures and Vendor Financing Agreement contain certain restrictive covenants, and any additional financing agreements may contain additional restrictive covenants. The restrictions contained in the Indentures and the Vendor Financing Agreement will affect, and in some cases will significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, create liens, sell assets and engage in mergers and consolidations. If the Company fails to comply with the restrictive covenants in the Indentures, the Company's obligation to repay the Notes, the February 1996 Notes and the April 1996 Notes may be accelerated. However, the limitations set forth in the Indentures will be subject to a number of important qualifications and exceptions. In particular, while the Indentures restrict the Company's ability to incur additional indebtedness by requiring compliance with specified leverage ratios, they permit the Company and its subsidiaries to incur an unlimited amount of additional indebtedness to finance the acquisition of inventory or equipment and up to $25.0 million of additional indebtedness under one or more revolving credit or working capital facilities and in each case to secure such indebtedness. See "Description of Certain Indebtedness -- The February 1996 Notes," "-- The April 1996 Notes" and "Description of the Notes." In addition to the restrictive covenants described above, the Vendor Financing Agreement requires the Company to maintain certain financial ratios. See "Description of Certain Indebtedness -- The Vendor Financing Agreement." The failure of the Company and its subsidiaries to maintain such ratios would constitute events of default under the Vendor Financing Agreement, notwithstanding the ability of the Company to meet its debt service obligations. An event of default under the Vendor Financing Agreement would allow the lender thereunder to accelerate the maturity of such indebtedness. In such event, a significant portion of the Company's other indebtedness (including the Notes, the February 1996 Notes and the April 1996 Notes) may become immediately due and payable.

         The successful implementation of the Company's PCS strategy is necessary for the Company to be able to meet its debt service requirements. The buildout of the PCS System may require substantial additional capital. See "-- Significant Capital Requirements." In addition, the Company's ability to satisfy its obligations once the PCS System is operational will be dependent upon the Company's future performance, which is subject to a number of factors, many of which are beyond the Company's control. See "-- PCS System Implementation Risks; Operational Risks." There can be no assurance that the Company can complete the PCS System or that, once completed, the Company will generate sufficient cash flow from operating activities to meet its debt service and working capital requirements. The indebtedness under the Vendor Financing Agreement, the February 1996 Notes and the April 1996 Notes will mature prior to the maturity of the Notes, and such indebtedness and the Notes may need to be refinanced at their maturity. The Company's ability to refinance its indebtedness will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its indebtedness and other factors, including market conditions, beyond the control of the Company. In addition, in the event the implementation of the PCS System is delayed or the Company does not generate sufficient cash flow to meet its debt service requirements, the Company may need to seek additional financing. There can be no assurance that any such financing or refinancing could be obtained on terms that are acceptable to the Company. In the absence of such financing or refinancing, the Company could be forced to dispose of assets in order to make up for any shortfall in the payments due on its indebtedness under circumstances that might not be favorable to realizing the highest price for such assets. A substantial portion of the Company's assets consist of intangible assets, principally licenses granted by the FCC, the value of which will depend upon a variety of factors (including the success of the Company's PCS and cellular businesses and the wireless telecommunications industry in general). In addition, transfers of interests in such licenses are subject to FCC approval. As a result, there can be no assurance that the Company's assets could be sold quickly enough, or for sufficient amounts, to enable the Company to meet its obligations (including its obligations with respect to the Notes).

PRIORITY OF SECURED DEBT; STRUCTURAL SUBORDINATION

         The Indentures do not limit the amount of indebtedness the Company may incur to finance the acquisition of inventory or equipment and permit the Company to secure such indebtedness. The Indentures also permit the Company to incur up to $25.0 million of indebtedness under one or more revolving credit or working capital facilities and to secure such indebtedness. The Company expects to continue to finance the purchase of a substantial amount of equipment to build its PCS System with indebtedness under the Vendor Financing Agreement. The Company's obligations under the Vendor Financing Agreement are secured by all tangible assets purchased with such financing and by a pledge of the stock of the Company's subsidiaries that own the Company's PCS licenses for the Current PCS Markets. The Company intends to pursue additional vendor financing arrangements. The Company's obligations under any such future vendor financing arrangement would likely be secured by both the tangible assets purchased with such financing and by a pledge of stock in certain of the Company's subsidiaries which own PCS licenses. In the event of a default on the Notes or a bankruptcy, liquidation or reorganization of the Company, assets securing the Vendor Financing Agreement or any future vendor financings will be available to satisfy obligations of the secured debt before any payment could be made on the Notes, the February 1996 Notes and the April 1996 Notes. Accordingly, there may only be a limited amount of assets available to satisfy any claims of the holders of the Notes upon an acceleration of the Notes. A significant portion of the Company's assets are intangible assets including licenses and goodwill. In addition, to the extent that the value of such collateral is insufficient to satisfy such secured indebtedness, amounts remaining outstanding on such secured indebtedness would be entitled to share pari passu with the Notes, the February 1996 Notes and the April 1996 Notes with respect to any other assets of the Company. Because the Indentures permit the Company or its subsidiaries to incur an unlimited amount of indebtedness to finance the acquisition of inventory or equipment, up to $25.0 million of indebtedness under one or more revolving credit or working capital facilities and up to $50.0 million of additional indebtedness, in the event any such indebtedness is incurred by the Company's subsidiaries, such indebtedness will be effectively senior to the Notes.

RISKS RELATING TO SELECTION OF PCS DIGITAL PROTOCOL

         When the FCC first licensed cellular systems in the United States, it mandated all technical aspects of system operation and protocol to ensure nationwide compatibility between all cellular carriers. However, the FCC has not mandated the technology protocols for PCS operations, leaving each licensee free to select among several competing technologies that have sufficient technological differences to preclude their interoperability. This opportunity to choose among technologies could be altered by certain actions the FCC may take in its rulemaking to implement the Telecommunications Act of 1996, as amended (the "1996 Telecommunications

Act"). In order to promote network interconnectivity, the 1996 Telecommunications Act requires the FCC to oversee coordinated network planning and participate in industry standards-setting organizations. Although the Company believes that GSM offers the Company certain advantages over the other two principal competing PCS technologies, there are also certain risks associated with the deployment of GSM, including the potential that the interconnectivity activities encouraged by the 1996 Telecommunications Act could require technological overlays to permit interoperability with systems using different technology protocols. Any such interoperability requirement could have a material adverse effect on the Company's business, financial condition or results of operations. See "-- Government Regulation."

         In the event interoperability standards are not required, a risk associated with the selection of GSM as the Company's PCS protocol is the inability to implement reciprocal PCS roamer service to, and obtain PCS roamer service from, other markets where a compatible PCS protocol has not been implemented. In order for the Company's subscribers to roam in other wireless markets (and vice versa), at least one PCS licensee in the other market must utilize the GSM protocol, or the subscribers must use a handset that is capable of operating on multiple technology platforms (i.e., dual-mode). Such dual-mode handsets would permit the subscriber to use the existing analog cellular wireless system in markets where a GSM system is not deployed. Such dual-mode phones are not expected to be available until late 1997 and are expected to be heavier and more expensive than single-mode (GSM only or cellular only) phones. According to data collected by GSM North America, a group of GSM providers of which the Company is a member, PCS licensees (including winning bidders in the D/E/F Auctions) who have announced or otherwise indicated their choice of the GSM protocol cover markets containing approximately 260 million persons, or approximately 98% of the U.S. population. However, one of the GSM licensees, Pocket, which recently filed for reorganization under Chapter 11 of the United States Bankruptcy Code, has licenses in markets containing approximately 35 million people. The Company has entered into roaming agreements with several GSM-based PCS providers and intends to pursue additional roaming arrangements for areas where GSM-based PCS service may be offered in the future. However, there can be no assurance that GSM-based PCS systems will be deployed in all of these markets or that the Company will be successful in implementing roaming arrangements for such markets.

         PCS licensees choosing IS-136 technology, including AT&T Wireless PCS, Inc. ("AT&T Wireless"), are expected to cover the entire U.S. population because IS-136 handsets are currently capable of operating at both cellular and PCS frequencies. See "Business - The Wireless Telecommunications Industry - Digital Technology." PCS licensees, including PrimeCo Personal Communications, L.P. ("PrimeCo") and Sprint Spectrum, L.P. ("Sprint PCS"), have deployed, or publicly announced that they intend to deploy, Code Division Multiple Access ("CDMA") based PCS systems. Together, these CDMA-based PCS licensees are expected to cover approximately 100% of the U.S. population. The fact that the Company's PCS subscribers will not be able to roam into regions not served by GSM-based PCS systems, unless the subscribers use dual-mode telephones (which are not yet available) that would permit them to use the existing analog cellular wireless system, may adversely affect the Company's ability to establish a PCS customer base and to compete successfully in the PCS business with those PCS operators offering greater roaming capabilities.

         Finally, to the extent that most competitors in the PCS industry utilize a competing technology that is not compatible with GSM, the Company's business, financial condition and results of operations could be adversely affected, and the Company's GSM-based system might be rendered obsolete. See "-- Competition," "Business -- The Wireless Telecommunications Industry -- Digital Technology" and "Business -- PCS Operations."

PCS SYSTEM IMPLEMENTATION RISKS; OPERATIONAL RISKS

         The Company's investment in the ownership, development and operation of its PCS System involves a high degree of risk.

         The Company expects to complete the initial buildout of its Current PCS System (excluding Albany, Georgia and Chattanooga, Tennessee) in late 1997, at which time the Company expects to be able to offer service in markets containing approximately 60% of the population in the Current PCS Markets. This initial coverage is expected to extend across 23 metropolitan areas and secondary cities within the Current PCS Markets as well as the major highway corridors connecting those areas. The Company expects to complete the initial buildout of its PCS System in the Albany, Georgia and Chattanooga, Tennessee metropolitan areas in 1998. The Company intends to commence the initial buildout of the Kentucky/Tennessee PCS System in late 1997 and expects to begin offering commercial service in such BTAs in the second half of 1998. There can be no assurance that the Company will be able to implement the PCS System in any particular market in accordance with its current buildout plan and schedule. If the Company is not able to implement its PCS buildout plan, the Company may be unable to provide services comparable to those provided by the cellular and other PCS operators in the PCS Markets, and the Company's PCS subscriber growth may be limited. In addition, FCC rules require all PCS licensees to meet certain buildout and population coverage requirements. See "Business -- Regulation of Wireless Telecommunications Systems." Failure to comply with these requirements could cause revocation or forfeiture of the Company's PCS licenses or the imposition of fines on the Company by the FCC.

         The successful implementation of the PCS System will be dependent, to a significant degree, upon the Company's ability to lease or acquire sites for the location of its base station equipment. The site selection process requires the negotiation of lease or acquisition agreements for over 1,800 sites for the entire PCS System (approximately 1,200 and 1,500 sites by the end of 1997 and 1998, respectively) and, in many cases, requires the Company to obtain zoning variances or other governmental approvals or permits. See "-- Necessity of Zoning Approvals." As of March 31, 1997, the Company had leased or acquired approximately 625 sites in the Current PCS Markets. The Company has retained firms to provide site identification and acquisition services in each of the Current PCS Markets and is in the process of hiring such firms for the Kentucky/Tennessee BTAs. The Company expects that the site acquisition process will continue throughout the buildout of the PCS System, as the Company expands its geographic coverage. In addition to site selection, the buildout of the Company's PCS System involves construction, base station and equipment installation and systems testing and will require that the Company relocate additional existing licensees operating fixed microwave systems in the Company's licensed frequency band. The Company currently is in the site selection and construction phase of its initial buildout of the Atlanta, Georgia MTA, which initial buildout (excluding Albany, Georgia and Chattanooga, Tennessee) is expected to be completed with a total of approximately 450 cell sites in 1997. The Company currently is evaluating base station systems and other equipment and is negotiating with equipment vendors for the Kentucky/Tennessee BTAs. Like site acquisition, the Company expects that construction, installation, testing and microwave relocation will continue throughout the buildout of the PCS System as the Company expands its geographic coverage. See "-- Relocation of Fixed Microwave Licensees." Each stage involves various risks and contingencies, many of which are not within the control of the Company and all of which could adversely affect the implementation of the Company's PCS System should there be delays or other problems.

         The Company considers several factors in determining the buildout schedule and selection of sites for its PCS System in each metropolitan area, including estimates of future market demand for its services. Market demand is difficult to predict and may be affected by numerous factors, including demographics, competition and marketing promotions of the Company and its competitors. From November 29, 1996 to January 18, 1997, as part of a special, limited-time promotion (the "Prestige Partners Promotion"), the Company offered users unlimited local airtime throughout 1997 for $50 per month (with the exception of certain subscribers in the Memphis area who were unable to obtain the PCS handsets of their choice due to a handset shortage in that market and for whom the promotional pricing extends through April 30, 1998). Customer response to this promotion greatly exceeded the Company's expectations. Accordingly, during certain peak usage times in suburban areas of two of the Company's markets, customers experienced call blocking from certain cell sites. Although the Company has taken measures, including accelerating capital expenditures to increase capacity and establish fill-in cell sites, to accommodate the large demand it has experienced in these areas and is continuing to upgrade its switching equipment software to enable additional network capacity, no assurance can be given that the Company's PCS System will not experience similar capacity constraints in the future due to the difficulty in predicting market demand and customer usage patterns. There can be no assurance that any such capacity constraints will not have a material adverse effect on the Company's business, financial condition or results of operations.

         The Company's success in the implementation and operation of its PCS System also is subject to other factors beyond the Company's control. These factors include, without limitation, changes in general and local economic conditions, availability of equipment necessary to operate or use the PCS System, changes in communications service rates charged by others, changes in the supply and demand for PCS and the commercial viability of PCS systems as a result of competing with wireline and wireless operators in the same geographic area, demographic changes that might negatively affect the potential market for PCS, changes in the federal and state regulatory scheme affecting the operation of PCS systems (including the enactment, implementation and interpretation of new statutes, including the 1996 Telecommunications Act, and the promulgation of changes in the interpretation or enforcement of existing or new rules and regulations) and changes in technology that have the potential of rendering obsolete the technology and equipment that the Company intends to use to construct its PCS System. See "-- Risks Relating to Selection of PCS Digital Protocol" and "-- Government Regulation." Although the Company attempts to maintain multiple vendors for each required product, certain of its inventory and equipment, which are important components of its operations, are acquired from a limited number of sources. Some of the Company's suppliers have limited resources and production capacity. During its Prestige Partners Promotion, the Company was temporarily unable to obtain a sufficient number of a certain brand of PCS handsets. If the suppliers are unable to meet the Company's needs as it builds out its network infrastructure and sells services and equipment, delays and increased costs in the expansion of the Company's network infrastructure or losses of potential customers could result. In addition, the extent of the potential demand for PCS cannot be estimated with any degree of certainty. There can be no assurance that one or more of these factors will not have an adverse effect on the Company's business, financial condition or results of operations.

         The development, construction and operation of its PCS System is expected to place significant demands on the Company's management, operational and financial resources. The Company's PCS System is much larger than its existing cellular system and is expected to have significantly more customers. The Company's future performance will depend, in part, on the Company's ability to implement and improve its operational and financial systems and to expand, train and manage its employee base, including customer support and marketing and sales personnel. There can be no assurance that the Company will be able successfully to manage expected operations. Any failure to effectively manage growth (including implementing adequate systems, procedures and controls in a timely manner) could have a material adverse effect on the Company's business, financial condition or results of operations.

         Although the Company believes it has carefully planned for the implementation of the new operational structure that will be necessary as a result of its entry into the PCS business, there can be no assurance that such plans can be executed as envisioned, or that the implementation of those plans will not have an adverse impact on the Company's existing operations.

LITIGATION

         The Company, through its subsidiary Powertel/Birmingham, Inc. ("Powertel/Birmingham"), was served with a complaint filed on April 4, 1997 by American Page One, Inc. d/b/a American Mobile Wireless Communications ("Plaintiff") in the Circuit Court of Macon County, Alabama. Plaintiff claims that Powertel/Birmingham has breached its agency contract and has committed other torts with respect to Plaintiff by failing to accurately track Plaintiff's account with respect to inventory invoicing and commissions, failing to pay timely commissions, failing to provide services to Plaintiff's customers in a competent and accurate manner, billing Plaintiff's customers inaccurately and in excessive amounts, and making false representations with regard to its customer service and operational capabilities. Plaintiff is seeking unspecified damages. While the Company believes that the claims are without merit and intends to vigorously defend itself, there can be no assurance that these claims or the loss of its agency relationship with Plaintiff will not result in a loss of customers acquired from such agency relationship or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company recently received a Civil Investigative Demand (the "Demand") from the U.S. Department of Justice Antitrust Division (the "Antitrust Division") requiring the Company to produce certain documents and answer certain interrogatories in connection with the Antitrust Division's investigation of possible bid rigging and market allocation for licenses auctioned by the FCC for broadband PCS frequency blocks. The Company intends to cooperate fully with the Antitrust Division's requests.

NECESSITY OF ZONING APPROVALS

         State and local authorities generally have broad power to establish regulations concerning the use of land in their jurisdictions. These regulations may restrict or prohibit the construction of antenna towers in certain locations and, consequently, may limit the number of antenna sites available to the Company. The Company has experienced and may in the future experience difficulty in obtaining zoning approval for tower and antenna sites in certain locations which may delay, or in certain cases prevent, the Company's construction of towers and placement of antennae.

         Under the 1996 Telecommunications Act, states may not restrict cell siting or modification based upon the environmental effects of radio frequency ("RF") emissions if those emissions meet the standards which the FCC imposed in 1996. However, state and local governmental authorities continue to impose regulations that expressly prohibit the construction of additional tower sites, including several governmental authorities in the Company's PCS Markets. These governmental moratoria are the subject of a Petition for Declaratory Ruling (the "Petition") filed with the FCC by the Cellular Telecommunications Industry Association ("CTIA"). The Petition argues that these restrictions effectively impede the entry of new telecommunications services and providers and, therefore, are in violation of the 1996 Telecommunications Act. CTIA is seeking federal preemption of state and local siting and zoning moratoria regulation. In certain cases, judicial proceedings are also pending to challenge a local government's authority in this area. However, it is possible that local governmental authorities may continue to adopt policies or moratoria on construction of new towers or facilities which will delay or prevent the construction of portions of the Company's PCS System. See "-- Radio Frequency Emissions Concerns; Health Risks."

         There can be no assurance that the application of zoning and other land use regulations by state and local authorities will not have a material adverse effect on the business, financial condition or results of operations of the Company.

COMPETITION

        The Company's PCS business will directly compete with multiple PCS providers in each of its PCS Markets. While the FCC has initially provided for six PCS licenses per market, it has recently amended its rules to allow an existing PCS licensee to: (i) disaggregate its licenses by transferring part of its spectrum to another entity; or (ii) partition its licenses by transferring part of its geographic territory to another entity. The Company also expects that existing cellular providers in the PCS Markets, some of which have an infrastructure in place and have been operational for a number of years, will continue to upgrade their systems to provide comparable services in competition with its PCS System. Principal cellular providers in the PCS Markets are AirTouch Communications, Inc. ("AirTouch"), GTE Mobile Communications Corporation ("GTE Mobile"), Palmer Communications, Inc. ("Palmer"), BellSouth Cellular Corp., operating as BellSouth Mobility, Inc. ("BellSouth Mobility"), Alltel Mobile Communications, Inc. ("Alltel") and Century Cellunet, Inc. Principal PCS competitors in the PCS Markets are PrimeCo, Sprint PCS and AT&T Wireless. The Company may face additional competition from winning bidders in the D/E/F Auctions. These potential competitors include Sprint PCS, Alltel and BellSouth Wireless, Inc., a separate wireless subsidiary of BellSouth Corporation ("BellSouth Wireless"), each of which was the winning bidder for 10 MHz licenses in many of the same BTA's in which the Company holds licenses.

         The Company currently competes with other cellular licensees in each of its Cellular Markets and expects to compete in its Cellular Markets with several PCS licensees. Among the PCS operators expected to compete with the Company in the Cellular Markets are AT&T Wireless and Sprint PCS.

         The Company expects to compete with other communications technologies that now exist, such as paging (including two-way digital paging), enhanced specialized mobile radio ("ESMR") and domestic and global mobile satellite service ("MSS"). As a result of advances in digital technology, ESMR operators have begun to design and deploy digital mobile networks that increase the frequency capacity of ESMR systems to a level that may be competitive with that of cellular systems. A limited number of ESMR operators have recently begun offering short messaging, data services and interconnected voice telephony services on a widespread basis. Nextel Communications, Inc. ("Nextel") operates digital mobile networks in most major U.S. markets, including in the

Atlanta market. Southern Communications Services, Inc. ("Southern Communications") has introduced commercial two-way wireless service using ESMR technology in Georgia (including the Atlanta area) and in Alabama, northern Florida and southeastern Mississippi. In the future, cellular service and PCS will also compete more directly with traditional landline telephone service providers, utilities, local multipoint distribution service providers and cable operators. The FCC has recently concluded an auction for 30 MHz of spectrum located in the 2.3 GHz band, known as the Wireless Communications Service ("WCS"). These licenses were auctioned in 5 MHz and 10 MHz blocks in each license area. The FCC has determined that WCS providers will be permitted to offer a broad range of broadcast services, but has imposed certain restrictions which the FCC has indicated will make the use of WCS spectrum for mobile applications "prohibitively expensive" and "technologically infeasible." The FCC has recently announced that it will auction two local multipoint distribution service licenses (one 1,150 MHz block and one 150 MHz block) in each BTA. These licenses will allow licensees to provide wireless cable, telephony, video communications, data and other services. In addition, the Company may face competition from technologies that may be introduced in the future. See "-- Government Regulation" and "Business -- Competition; Other Telecommunications Technologies."

         All of such competition will be intense and may lead to subscriber attrition and require the Company to decrease the prices it charges to its customers. The Company competes to attract and retain customers principally on the basis of pricing, services and enhancements, its customer service and the size and location of its service areas. The Company may need to reduce its prices in order to meet reductions in rates by others. Such reductions could adversely affect the Company. There can be no assurance that the Company will be able to compete successfully in this environment or that new technologies and products that are more commercially effective than the Company's technologies and products will not be developed. In addition, many of the Company's competitors have substantially greater financial, technical, marketing, sales, manufacturing and distribution resources than those of the Company and have significantly greater experience than the Company in testing new or improved telecommunications products and services and obtaining regulatory approvals. Some competitors are expected to market other services, such as cable television access or landline local exchange or interexchange services, with their wireless telecommunications service offerings. Several of the Company's competitors are operating, or planning to operate, through joint ventures and affiliation arrangements, wireless telecommunications systems that encompass most of the United States. See "Business -- Competition; Other Telecommunications Technologies."

RELOCATION OF FIXED MICROWAVE LICENSEES

         For a period of up to five years from the grant of a PCS license, a PCS licensee will be required to share spectrum with existing licensees that operate certain fixed microwave systems within its license area. To secure a sufficient amount of unencumbered spectrum to operate its PCS System efficiently, the Company has relocated many of these incumbent licensees and will need to relocate additional incumbent microwave users in its PCS Markets in the future and in new markets as they are developed. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC adopted a transition plan to relocate such microwave operators to other spectrum blocks. With regard to the Company's licenses for its Current PCS Markets ("A" and "B" block PCS licenses), this transition plan allowed most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. The FCC recently shortened the voluntary negotiation period with respect to all D/E/F block licenses, including the Company's licenses for the Kentucky/Tennessee BTAs, to one year. For public safety entities dedicating a majority of their system communications for police, fire or emergency medical services operations, the voluntary negotiation period is three years. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the incumbent microwave user is permitted to continue its operations until final FCC resolution of the matter. As of March 31, 1997, the Company had signed microwave relocation agreements for 106 microwave links at a cost of $29.2 million and estimates that it may be required to relocate between 40 and 50 additional microwave links in the PCS Markets. There can be no assurance that the Company will be successful in reaching timely agreements with the remaining microwave licensees or that any such agreements will be on terms favorable to the Company. Any delay in the relocation of such licensees may adversely affect the Company's ability to commence timely commercial operation of its PCS System. Furthermore, depending on the terms of such agreements, if any, the Company's ability to operate its PCS System profitably may be adversely affected. See "Business -- PCS Operations -- PCS System."

SIGNIFICANT CHANGE IN WIRELESS TELECOMMUNICATIONS INDUSTRY

         The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences. There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly access rates may continue to decline. As a result, the future prospects of the industry and the Company and the success of PCS and other competitive services remain uncertain.

RADIO FREQUENCY EMISSION CONCERNS; HEALTH RISKS

         Media reports have suggested that RF emissions from wireless telephones might be linked to cancer or have other adverse health consequences. The FCC has recently conducted a rulemaking proceeding mandating acceptable levels of RF emissions with respect to wireless communications equipment. Such FCC standards are consistent with criteria established by the National Council on Radiation Protection and Measurements and endorsed by the Environmental Protection Agency and, in certain respects, are similar to existing standards developed by the American National Standards Institute. The Company believes its equipment and network comply with such standards. The 1996 Telecommunications Act further mandates that state and local governments may not deny requests for facilities siting, construction or modification based on the environmental effects of RF emissions, so long as the facilities comply with the FCC's emissions standards. Although the Company believes its wireless handsets comply with applicable standards, concerns over RF emissions may have the effect of discouraging the use of wireless communications services, such as PCS and cellular, which could have an adverse effect on the Company's business, financial condition or results of operations.

         Certain interest groups have requested that the FCC investigate claims that digital wireless handsets pose health concerns and cause interference with hearing aids and other medical devices. The Center for the Study of Electromagnetic Compatibility at the University of Oklahoma (the "Center"), which was founded in 1994 with funds from the wireless industry, is studying this issue. The Center recently released results from the first phase of its study, which focused on the operation of handsets at maximum power. This study indicated that the three wireless technologies tested, including GSM, caused interference with hearing aids in some instances. In addition, the Personal Communications Industry Association ("PCIA") announced in July 1995 that it was undertaking an industry-wide study to gather information on possible PCS interference with medical devices for all PCS standards. Results from researchers working under the guidance of Wireless Technology Research LLC indicate that digital wireless handsets may cause interference with some pacemakers, although those results show that GSM handsets cause only minimal interference. These researchers have recommended preliminarily that patients dependent on pacemakers avoid using digital wireless telephones and that nondependent patients keep such telephones away from their implanted devices. A recent study reported in The Journal of Radiation Research found that genetically-engineered mice (mice injected with a cancer causing gene) that were exposed to wireless phone-like radio signals had a higher than normal cancer rate and an increased incidence of tumors. The New England Journal of Medicine recently published a study that found an increased risk of collision when using a cellular telephone in a moving automobile. Such study found no causal link between cellular telephone use in automobiles and automobile accidents, but only found a relationship between the two events. Furthermore, the study considered a cellular telephone to be in use at the time of an accident if it was in use during the five minute period prior to the accident (and not necessarily in use at the actual time of the accident).

         These types of reports receive widespread media coverage and may have a negative effect on demand for the Company's services, and may lead to claims against the Company or government regulations, any of which could have an adverse impact on the Company's business, financial condition or results of operations. See "Business -- Regulation of the Wireless Telecommunications Systems."

GOVERNMENT REGULATION

         The licensing, construction, operation, acquisition and disposition of PCS networks, as well as the number of PCS, cellular and other wireless licensees permitted in each market, are regulated by the FCC. Changes in the regulation of such activities could have a material adverse effect on the Company's business, financial condition and results of operations. To the extent not otherwise preempted by federal law, the states are permitted to regulate any other terms and conditions of wireless services (other than market entry and rates), such as, but not limited to, billing and consumer protection matters, facilities-siting issues, transfer of control, bundling of services and equipment, and availability of capacity on a wholesale basis. In addition, under the 1996 Telecommunications Act, any agreement reached between a local exchange carrier ("LEC") and another telecommunications carrier for interconnection, provision of services, or access to network elements will have to be submitted to the relevant state commission for approval.

         The FCC also has the authority to revoke and renew licenses to provide cellular and PCS services. The Company's cellular licenses for its Cellular Markets will expire in 2000, its PCS licenses in its Current PCS Markets will expire in 2005 and its PCS licenses in the Kentucky/Tennessee BTAs will expire in 2007. Although the FCC will grant a preference, or "renewal expectancy," to the existing cellular licensee upon a showing that it has (i) provided "substantial" service during its past license term and (ii) substantially complied with applicable FCC rules and policies and the Communications Act, there can be no assurance that the Company's licenses will be renewed. See "Business -- Regulation of Wireless Telecommunications Systems."

         The recently enacted 1996 Telecommunications Act imposes on all telecommunications carriers, including the Company, duties to: (i) interconnect with other telecommunications carriers; (ii) employ technical standards and features common with other networks; and (iii) ensure that service is accessible to disabled persons, if readily achievable. Although the 1996 Telecommunications Act prohibits the FCC from requiring wireless operators to provide subscribers with equal access to long distance carriers, the 1996 Telecommunications Act permits the FCC, if subscribers are denied access to their preferred long distance carriers, to require unblocked access to the long distance carriers through the use of carrier access codes. In addition, the 1996 Telecommunications Act contemplates that interstate telecommunications providers, including providers such as the Company that are defined by the FCC as commercial mobile radio service ("CMRS") providers, will "make an equitable and non-discriminatory contribution" to support the cost of providing universal service. The FCC has recently adopted a plan for the implementation of universal service reform. While the plan does not impose a surcharge on wireless customers in order to meet universal service funding goals, the FCC adopted a competitively neutral contribution mechanism based on end-user telecommunications revenues. The FCC has not yet adopted a method for determining what percentage of revenues each carrier should contribute, but the FCC has stated that it agrees with a previous finding of the Federal-State Joint Board, established pursuant to the 1996 Telecommunications Act, that the 1996 Telecommunications Act does not preclude states from requiring CMRS providers such as the Company to contribute to state support mechanisms. The Company cannot predict the outcome of the implementation of the 1996 Telecommunications Act or of the FCC's final order on universal service reform and the effect of any resulting regulation on provision of cellular service or PCS, and there can be no assurance that such laws will not adversely affect the Company's business, financial condition or results of operations. See "Business -- Regulation of Wireless Telecommunications Systems."

         Under existing law, except in the case of a special finding of public interest by the FCC, no more than 25% of the Company's capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. See "Business -Regulation of Wireless Telecommunications Systems." If the foreign ownership of the Company were to exceed 25%, the FCC could revoke the Company's FCC licenses if the FCC found the public interest would be served by such revocation, although the Company could seek a waiver from the FCC of the foreign ownership restrictions or take other actions to reduce the Company's foreign ownership percentage in order to avoid the loss of its licenses. The Company's Restated Certificate of Incorporation authorizes, and the Indentures permit, the Board of Directors to cause the Company to redeem Common Stock at its fair market value, or in certain cases the holder's purchase price, in order to ensure compliance with the rules, regulations and policies of the FCC. The restrictions on foreign ownership could also adversely affect the ability of the Company to attract additional equity financing from entities that are, or are owned by, non-U.S. persons.

DEPENDENCE ON KEY EMPLOYEES

         The Company's affairs are managed by a small number of key management personnel, the loss of any of whom could have an adverse impact on the Company. The Company does not have any employment contracts with such persons, and it does not intend to obtain "key man" insurance. There can be no assurance that the Company can retain its key managerial and technical employees or that it can attract, assimilate or retain other skilled technical personnel in the future. Significant additional personnel also will be required to develop, construct and operate the Company's PCS System. See "Management."

CONFLICTS OF INTEREST

         As of May 15, 1997, ITC Holding Company, Inc. ("ITC Holding") owned approximately 27.3%, SCANA owned approximately 16.7% (without taking into consideration the Series B Convertible Preferred Stock or Series D Convertible Preferred Stock) and Huff owned approximately 7.7% (without taking into consideration the Series C Convertible Preferred Stock) of the outstanding Common Stock. See "Security Ownership of Certain Beneficial Owners and Management." The Company has adopted a policy requiring that any material transaction between the Company and persons or entities affiliated with officers, directors or principal stockholders of the Company be on terms no less favorable to the Company than reasonably could have been obtained in arm's length transactions with independent third parties. The Company expects to resolve any potential conflicts of interest on a case-by-case basis, subject to the applicable provisions of the Indentures, by taking into consideration relevant factors and prevailing corporate practices.

         Certain decisions concerning the operations or financial structure of the Company may present conflicts of interest between the owners of the Company's capital stock and the holders of the Notes. For example, if the Company encounters financial difficulties, or is unable to pay its debts as they mature, the interests of the Company's equity investors might conflict with those of the holders of the Notes. In addition, the equity investors may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risk to the holders of the Notes.

LACK OF PUBLIC MARKET

         The New Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the New Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The Company has been advised by the Placement Agents that following completion of the Exchange Offer, the Placement Agents intend to make a market in the New Notes. However, the Placement Agents are not obligated to do so and any market-making activities with respect to the New Notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of or the trading market for the New Notes. If a trading market does not develop or is not maintained, holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may cease to continue at any time. If a public trading market develops for the New Notes, future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities and other factors, including the financial conditions of the Company.

CONSEQUENCES OF THE EXCHANGE OFFER ON NON-TENDERING HOLDERS OF THE OLD NOTES

         In the event the Exchange Offer is consummated, the Company will not be required to register any Old Notes not tendered and accepted in the Exchange Offer. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to the registration requirements under the securities laws, including the Securities Act. Following the Exchange Offer, none of the Notes will be entitled to the contingent increase in interest rate provided for (in the event of a failure to consummate the Exchange Offer in accordance with the terms of the Registration Rights Agreement) pursuant to the Old Notes.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         The Old Notes were sold by Powertel on June 10, 1997 to the Placement Agents in reliance on Section 4(2) of the Securities Act. The Placement Agents offered and sold the Old Notes only: (i) to "qualified institutional buyers" (as defined in Rule 144A) ("QIBs") in compliance with Rule 144A; and (ii) outside the United States to persons other than U.S. persons ("foreign purchasers"), which term includes dealers or other professional fiduciaries in the United States acting on a discretionary basis for foreign beneficial owners (other than an estate or trust), in reliance upon Regulation S under the Securities Act.

         In connection with the sale of the Old Notes, the Company and the Placement Agents entered into a Registration Rights Agreement dated as of June 10, 1997 (the "Registration Rights Agreement"), which requires the Company: (i) to cause the Old Notes to be registered under the Securities Act; or (ii) to file with the Commission a registration statement under the Securities Act with respect to an issue of new notes of the Company identical in all material respects to the Old Notes and use its best efforts to cause such registration statement to become effective under the Securities Act and, upon the effectiveness of that registration statement, to offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and which may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy the Company's obligations thereunder with regard to the Notes. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the trustee's books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC who desires to deliver such Old Note by book-entry transfer at DTC.

         The Company has not requested, and does not intend to request, an interpretation by the staff of the Commission with respect to whether the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers, as set forth below, and any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes or who is an affiliate of the Company may not rely upon such interpretations by the staff of the Commission and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liabilities under the Securities Act for which the holder is not indemnified by the Company. Each broker-dealer (other than an affiliate of the Company) that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make the Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

         The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which this Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

         By tendering in the Exchange Offer, each holder of Old Notes will represent to the Company that, among other things: (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder; (ii) neither the holder of Old Notes nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes; (iii) if the holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, neither the holder nor any such other person is engaged in or intends to participate in the distribution of such New Notes; and (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or, if such holder is an "affiliate," that such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

         Following the completion of the Exchange Offer, none of the Notes will be entitled to the contingent increase in interest rate provided pursuant to the Old Notes. Holders of Notes will not have any further registration rights, and the Old Notes will continue to be subject to certain restrictions on transfer. See "-- Consequences of Failure to Exchange." Accordingly, the liquidity of the market for the Old Notes could be adversely affected. See "Risk Factors -- Consequences of the Exchange Offer on Non-Tendering Holders of the Old Notes."

         Participation in the Exchange Offer is voluntary, and holders should carefully consider whether to participate in the Exchange Offer. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on whether to participate in the Exchange Offer.

TERMS OF THE EXCHANGE OFFER

         General. Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. Subject to the minimum denomination requirements of the New Notes, the Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in amounts that are integral multiples of $1,000 principal amount.

         The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that: (i) the New Notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof; and (ii) holders of the New Notes will not be entitled to certain rights of holders of Old Notes under the Registration Rights Agreement, which will terminate upon consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes, will be entitled to the benefits of the Indenture and will be treated as a single class thereunder with any Old Notes that remain outstanding. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

         As of July   , 1997, $300,000,000 aggregate principal amount of the Old
Notes were outstanding, and there were                registered holders of the
Old Notes. This Prospectus, together with the Letter of Transmittal, is being sent to such registered holders.

         Holders of Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Exchange Act, and the rules and regulations of the Commission thereunder. Old Notes which are not tendered for exchange in the Exchange Offer will remain outstanding and interest thereon will continue to accrue, but such Old Notes will not be entitled to any rights or benefits under the Registration Rights Agreement.

         The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from the Company. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

         Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

         Expiration Date; Extensions; Amendments. The term "Expiration Date"
shall mean 5:00 p.m., New York City time, on            , 1997, unless the
Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. Although the Company has no current intention to extend the Exchange Offer, the Company reserves the right to extend the Exchange Offer at any time and from time to time by giving written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Exchange Offer, all Old Notes previously tendered pursuant to the Exchange Offer and not withdrawn will remain subject to the Exchange Offer. The date of the exchange of the New Notes for Old Notes will be the first New York Stock Exchange trading day following the Expiration Date.

         The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Conditions of the Exchange Offer" shall not have been satisfied, by giving written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice thereof to the registered holders. If the Exchange Offer is amended in any manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

         In all cases, issuance of the New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of a properly completed and duly executed Letter of Transmittal and all other required documents; provided, however, that the Company reserves the absolute right to waive any conditions of the Exchange Offer or defects or irregularities in the tender of Old Notes. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes or substitute Old Notes evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering holder, unless otherwise provided in the Letter of Transmittal, as promptly as practicable after the expiration or termination of the Exchange Offer.

         Interest on the New Notes. Holders of Old Notes that are accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each New Note will bear interest from the most recent date to which interest has been paid on the Old Notes or New Notes, or if no interest has been paid on the Old Notes or the New Notes, from June 10, 1997.

         Procedures for Tendering Old Notes. The tender to the Company of Old Notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. A holder of the Old Notes may tender such Old Notes by: (i) properly completing and signing a Letter of Transmittal or a facsimile thereof (all references in this Prospectus to a Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with any corresponding certificate or certificates representing the Old Notes being tendered (if in certificated form) and any required signature guarantees, to the Exchange Agent at its address set forth in the Letter of Transmittal on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below); or (ii) complying with the guaranteed delivery procedures described below.

         If tendered Old Notes are registered in the name of the signer of the Letter of Transmittal and the New Notes to be issued in exchange therefor are to be issued (and any untendered Old Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in DTC (also referred to as a book-entry facility) whose name appears on a security listing as the owner of Old Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Old Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" as defined by Rule 17Ad-15 under the Exchange Act (any of the foregoing hereinafter referred to as an "Eligible Institution"). If the New Notes or Old Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Old Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

         THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

         The Company understands that the Exchange Agent has confirmed with DTC that any financial institution that is a participant in DTC's system may utilize DTC's Automated Tender Offer Program ("ATOP") to tender Old Notes. The Company further understands that the Exchange Agent will request, within two business days after the date the Exchange Offer commences that DTC establish an account with respect to the Old Notes for the purpose of facilitating the Exchange Offer, and any participant may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's ATOP procedures for transfer. However, the exchange of the Old Notes so tendered will only be made after timely confirmation (a "Book-Entry Confirmation") of such book-entry transfer and timely receipt by the Exchange Agent of an Agent's Message (as defined in the next sentence), and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by DTC and received by the Exchange Agent and forming part of Book-Entry Confirmation, which states that DTC has received an express acknowledgment from a participant tendering Old Notes which are the subject of such Book-Entry Confirmation and that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

         A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Old Notes (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC), is received by the Exchange Agent or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided below) from an Eligible Institution is received by the Exchange Agent. Issuances of New Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided below) by an Eligible Institution will be made only against submission of a duly signed Letter of Transmittal (and any other required documents) and deposit of the tendered Old Notes.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any Old Notes. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Any Old Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived, or if Old Notes are submitted in principal amount greater than the principal amount of Old Notes being tendered by such tendering holder, such unaccepted or non-exchanged Old Notes will be returned by the Exchange Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

         In addition, the Company reserves the right in its sole discretion (a) to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date and (b) to the extent permitted by applicable law, to purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers will differ from the terms of the Exchange Offer.

         Guaranteed Delivery Procedures. If the holder desires to accept the Exchange Offer and time will not permit a Letter of Transmittal or Old Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its office, on or prior to the Expiration Date, a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the name(s) in which the Old Notes are registered and the certificate number(s) of the Old Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, such Old Notes, in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at DTC), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Old Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly competed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

         Terms and Conditions of the Letter of Transmittal. The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

         The party tendering Old Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire New Notes issuable upon the exchange of such tendered Old Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes or to transfer ownership of such Old Notes on the account books maintained by DTC. All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives of such Transferor.

         By executing a Letter of Transmittal, each holder will make to the Company the representations set forth above under the heading "-- Purpose and Effect of the Exchange Offer."

         Withdrawal of Tenders of Old Notes. Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

         To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must: (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor");
(ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes); (iii) contain a statement that such holder is withdrawing his election to have such Old Notes exchanged; (iv) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes in the name of the person withdrawing the tender; and
(v) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering Old Notes" at any time prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

         Notwithstanding any other term of the Exchange Offer, or any extension of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

                  (a) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any court or governmental authority which, in the reasonable judgment of the Company, would prohibit, restrict or otherwise render illegal consummation of the Exchange Offer; or

                  (b) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

                  (c) there shall occur a change in the current interpretations by the staff of the Commission which, in the Company's reasonable judgment, might materially impair the Company's ability to proceed with the Exchange Offer.

         If the Company determines in its sole discretion that any of the above conditions are not satisfied, the Company may: (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders; (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration Date, subject, however, to the right of holders to withdraw such Old Notes (see "-- Terms of the Exchange Offer -- Withdrawal of Tenders of Old Notes"); or
(iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all validly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of time, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

         Bankers Trust Company has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:


           BY MAIL:                              BY HAND:                           BY OVERNIGHT COURIER:
  BT Services Tennessee, Inc.              Bankers Trust Company                 BT Services Tennessee, Inc.
      Reorganization Unit             Corporate Trust & Agency Group           Corporate Trust & Agency Group
        P.O. Box 292737                 Receipt & Delivery Window                  Reorganization Group
Nashville, Tennessee 37229-2737      123 Washington Street, 1st Floor              648 Grassmere Park Road
   (registered or certified              New York, New York 10006                Nashville, Tennessee 37211
      mail recommended)


                             FACSIMILE TRANSMISSION:
                                 (615) 835-3701

                              CONFIRM BY TELEPHONE:
                                 (615) 835-3572

               FOR INFORMATION WITH RESPECT TO THE EXCHANGE OFFER,
                            CALL THE EXCHANGE AGENT:
                                 (800) 735-7777

FEES AND EXPENSES

         The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees for engaging in soliciting tenders.

         The Company has not retained any dealer-manager or other soliciting agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, the Letter of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

         The expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and transfer agent and registrar, accounting and legal fees and printing costs, among others.

         The Company will pay all transfer taxes, if any, applicable to the exchange of the Old Notes pursuant to the Exchange Offer. If, however, New Notes, or Old Notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered or if a transfer tax is imposed for any reason other than the exchange of the Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

         The Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain restricted securities within the meaning of Rule 144 of the Securities Act. Accordingly, such Old Notes may be resold only: (i) to the Company or any subsidiary thereof; (ii) to a QIB in compliance with Rule 144A; (iii) to an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the Old Notes (the form of which letter can be obtained from the Trustee) and, if such transfer is in respect of an aggregate principal amount of Old Notes at the time of transfer of less than $100,000, an opinion of counsel acceptable to the Company that such transfer is in compliance with the Securities Act; (iv) outside the United States in compliance with Rule 904 under the Securities Act;
(v) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available); or (vi) pursuant to an effective registration statement under the Securities Act. The liquidity of the Old Notes could be adversely affected by the Exchange Offer. Following the consummation of the Exchange Offer, holders of the Old Notes will have no further registration rights under the Registration Rights Agreement and will not be entitled to the contingent increase in the interest rate provided for in the Old Notes.

ACCOUNTING TREATMENT

         The New Notes would be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The costs of the Exchange Offer and the unamortized expenses related to the issuance of the Old Notes will be amortized over the term of the New Notes.

                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes as contemplated in this Prospectus, the Company will receive in exchange Old Notes in like principal amount, the term and form of which are identical in all material respects to the New Notes. The Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of the Company. The Company used approximately $89.6 million of the net proceeds from the Offering to purchase the Pledged Securities, consisting of U.S. government securities, to secure and fund the first six scheduled payments of interest on the Notes. The Company intends to use the net proceeds from the Offering to partially finance the development, construction and operating costs and certain acquisition expenses associated with the Company's PCS System and the completion of the digital upgrade of the Company's cellular system.

                                 CAPITALIZATION

         The following table sets forth the historical cash and consolidated capitalization of the Company as of March 31, 1997 and as adjusted to give effect to the Transactions. This table should be read in conjunction with "Use of Proceeds," "Selected Historical Financial Information," "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Maine Disposition," "The Preferred Stock Sales" and the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                     MARCH 31, 1997
                                                                              -------------------------------
                                                                                ACTUAL            AS ADJUSTED
                                                                              ---------           -----------
                                                                                   (DOLLARS IN THOUSANDS)
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS.........................    $ 207,511           $   500,217
                                                                              =========           ===========

RESTRICTED CASH FOR PAYMENT OF INTEREST(A)................................    $      --           $    89,618
                                                                              =========           ===========

CASH HELD IN ESCROW(B)....................................................    $      --           $     5,405
                                                                              =========           ===========

CURRENT PORTION OF LONG-TERM DEBT.........................................    $     112           $       112
LONG-TERM DEBT:
  February 1996 Notes.....................................................      223,080               223,080
  April 1996 Notes........................................................      223,738               223,738
  Notes...................................................................           --               300,000
  Vendor Financing Agreement..............................................      103,833               103,833
  Other...................................................................          715                   325
                                                                              ---------           -----------
    Total long-term debt..................................................      551,366               850,976
                                                                              ---------           -----------

STOCKHOLDERS' EQUITY:
  Preferred Stock -- Series A, $.01 par value; 100,000 issued
    and outstanding; convertible..........................................            1                     1
  Preferred Stock -- Series B, $.01 par value; 100,000 issued
    and outstanding; convertible..........................................            1                     1
  Preferred Stock -- Series C, $.01 par value; 50,000 issued
    and outstanding; convertible..........................................           --                     1
  Preferred Stock -- Series D, $.01 par value; 50,000 issued
    and outstanding; convertible..........................................           --                     1
  Common Stock, $.01 par value, 55,000,000 shares authorized
    and 26,864,511 shares issued and outstanding(c).......................          269                   269
  Additional paid-in capital..............................................      430,058               474,831
  Accumulated deficit.....................................................      (52,332)               (8,657)
  Deferred compensation...................................................         (165)                 (165)
  Treasury stock..........................................................         (345)                 (345)
                                                                              ---------           -----------
    Total stockholders' equity............................................      377,487               465,937
                                                                              ---------           -----------
          Total capitalization............................................    $ 928,965           $ 1,317,025
                                                                              =========           ===========

--------------------

(a) Reflects the estimated portion of the net proceeds from the Offering to be used to purchase Pledged Securities to secure the first six scheduled interest payments on the Notes. See "Description of the Notes -- Security."
(b) Reflects the $5.4 million of proceeds from the Maine Disposition that is being held in escrow for indemnification or purchase price adjustment obligations.
(c) Includes 35,000 shares outstanding as of March 31, 1997 under the Company's 1995 Employee Restricted Stock Plan, but excludes 2,374,797 shares of Common Stock issuable upon exercise of stock options outstanding as of March 31, 1997. See "Management." Also excludes: (i) the 1,143,904 shares issuable upon exercise of the Warrants; (ii) the 9,090,900 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock; and (iii) the 3,529,412 shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock and Series D Convertible Preferred Stock. See "The Preferred Stock Sales."

                    SELECTED HISTORICAL FINANCIAL INFORMATION

         The following table sets forth certain selected historical financial information for the Company as of and for each of the years in the five-year period ended December 31, 1996 and as of and for the three months ended March 31, 1997 and 1996. The financial information as of and for each of the years in the five-year period ended December 31, 1996 was derived from the consolidated financial statements and notes thereto of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The financial information as of and for the three months ended March 31, 1997 and 1996 was derived from the unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth herein. Operating results shown in the following table will not be indicative of future performance due to the capital requirements associated with the buildout of the Company's PCS System.

         The selected historical financial information should be read in conjunction with "Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto and other financial and operating information included elsewhere in this Prospectus.

                                           THREE MONTHS ENDED
                                                MARCH 31,                             YEAR ENDED DECEMBER 31,
                                        ------------------------  ----------------------------------------------------------------
                                            1997         1996         1996         1995         1994         1993          1992
                                        -----------  -----------  -----------  -----------  -----------  -----------   -----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Service revenues ..................... $    14,084  $     6,996  $    31,875  $    25,384  $    18,903  $     8,228   $     6,235
 Equipment sales ......................       5,025          854        7,250        3,928        2,859        1,121           925
                                        -----------  -----------  -----------  -----------  -----------  -----------   -----------
  Total revenues and sales ............      19,109        7,850       39,125       29,312       21,762        9,349         7,160
                                        -----------  -----------  -----------  -----------  -----------  -----------   -----------
 Cost of services .....................       5,428          684        5,811        2,394        1,921          574           442
 Cost of equipment sales ..............      11,987          694       11,653        3,127        2,391        1,010           828
 Operations expenses ..................       3,809        1,204        9,927        3,596        2,722        1,333         1,214
 Selling and marketing ................       5,237        1,274       13,301        4,280        3,405        1,353         1,187
 General and administrative ...........       7,680        1,810       16,963        4,218        3,651        1,562         1,379
 Depreciation .........................       8,340          731        5,887        2,741        2,130          953           832
 Amortization .........................       1,178          881        4,214        2,360        1,543          890           735
                                        -----------  -----------  -----------  -----------  -----------  -----------   -----------
  Total operating expenses ............      43,659        7,278       67,756       22,716       17,763        7,675         6,617
                                        -----------  -----------  -----------  -----------  -----------  -----------   -----------
 Operating income (loss) ..............     (24,550)         572      (28,631)       6,596        3,999        1,674           543
 Interest (income) expense(a) .........       4,543         (739)      (3,175)       1,657          635           46           131
 Miscellaneous (income) expense .......         473          303        1,226         (295)         (48)          48           260
                                        -----------  -----------  -----------  -----------  -----------  -----------   -----------
 Income (loss) before income taxes ....     (29,566)       1,008      (26,682)       5,234        3,412        1,580           152
 Income tax (benefit) expense .........          --          472       (1,654)       2,230        1,535          567            52
                                        -----------  -----------  -----------  -----------  -----------  -----------   -----------
 Net income (loss) before
  cumulative effect ...................     (29,566)         536      (25,028)       3,004        1,877        1,013           100
 Cumulative effect of change in
  accounting principle, net of tax(b) .          --       (2,583)      (2,583)          --           --           --            --
                                        -----------  -----------  -----------  -----------  -----------  -----------   -----------
 Net income (loss) .................... $   (29,566) $    (2,047) $   (27,611) $     3,004  $     1,877  $     1,013   $       100
                                        ===========  ===========  ===========  ===========  ===========  ===========   ===========
Earnings per share:
 Net income (loss) before cumulative
  effect of change
  in accounting principle ............. $     (1.10) $       .03  $     (1.00) $       .29  $       .19  $       .16   $       .02
 Cumulative effect of change in
  accounting principle, net of tax(b) .          --         (.13)        (.10)          --           --           --            --
                                        -----------  -----------  -----------  -----------  -----------  -----------   -----------
 Net income (loss) per share .......... $     (1.10) $      (.10) $     (1.10) $       .29  $       .19  $       .16   $       .02
                                        ===========  ===========  ===========  ===========  ===========  ===========   ===========
 Average common and common
  equivalent shares outstanding .......  26,812,000   19,899,000   25,087,000   10,281,000    9,765,000    6,317,000    6,289,000
OTHER FINANCIAL AND OPERATING DATA:
 EBITDA(c) ............................ $   (12,244) $     4,193  $    (2,466) $    11,992  $     7,720  $     3,469   $     1,850
 Ratio of earnings to fixed
  charges(d) ..........................          --           --           --         3.9x         5.5x        27.3x          2.1x
 Capital expenditures ................. $    36,209  $    10,874  $   233,551  $     7,661  $     2,866  $     1,105   $       921
 Cellular subscribers at end
  of period(e) ........................      49,731       40,403       47,617       38,582       28,624       10,590         7,447
 Net cellular population
  equivalents(f) ......................     737,800      737,800      737,800      732,900      728,200      281,800       277,400
 PCS Subscribers at end of period .....      34,886           --       14,892           --           --           --            --
 Net PCS population equivalents(f) ....  24,293,000   17,460,000   17,460,000           --           --           --            --

                                                                     AT DECEMBER 31,
                               AT MARCH 31,    -----------------------------------------------------------
                                   1997           1996         1995        1994        1993         1992
                               ------------    ---------    ---------   ---------   ---------    ---------
                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital ............   $ 200,646      $ 256,349    $     977   $   2,710   $     547    $     908
 Property and equipment, net      284,713        251,269       18,066      13,262       5,545        5,394
 Licenses, goodwill and other
  intangibles, net ..........     429,085        402,321       24,904      23,903          --           --
 Total assets ...............     973,094        947,117       74,330      50,812      10,517        8,721
 Long-term obligations ......     551,366        504,065       29,411      11,030       2,019        2,194
 Retained earnings
  (accumulated deficit) .....     (52,332)       (22,766)       4,845       1,841         (36)      (1,048)
 Stockholders' equity .......     377,487        407,007       36,674      33,374       5,983        4,960

--------------------

(a) The Company had interest income of $3.3 million and $2.3 million for the three months ended March 31, 1997 and 1996, respectively, and $17.3 million for the year ended December 31, 1996. The Company had no interest income for the years ended December 31, 1995, 1994, 1993 and 1992. Excludes capitalized interest of $6.7 million and $2.7 million for the three months ended March 31, 1997 and 1996, respectively, and $29.0 million for the year ended December 31, 1996. During the construction of the PCS System, the cost of the PCS licenses and the costs related to construction expenditures are considered to be assets qualifying for interest capitalization under FASB Statement No. 34 "Capitalization of Interest Cost." Accordingly, management expects that a majority of the interest on the February 1996 Notes, the April 1996 Notes, the Vendor Financing Agreement and the Notes will be capitalized during the construction of the PCS System. See "Pro Forma Financial Information."
(b) During 1996, the Company changed its method of accounting for costs incurred in connection with certain promotional programs under which customers receive discounted cellular equipment or airtime usage credits. Under its previous accounting method, all such costs were deferred and amortized over the life of the related non-cancelable cellular telephone service agreement. Under the new accounting method, the costs are expensed as incurred.
(c) EBITDA represents earnings from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA is provided because it is a measure commonly used in the industry. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of performance or to cash flow as a measure of liquidity.
(d) Earnings were insufficient to cover fixed charges by $36.3 million and $2.2 million for the three months ended March 31, 1997 and 1996, respectively, and by $56.2 million for the year ended December 31, 1996. Earnings consist of income before income taxes, plus fixed charges, except where capitalized. Fixed charges consist of interest charges and amortization of debt issuance costs, in each case whether expensed or capitalized, and the portion of rent expense under operating leases representing interest.
(e) Cellular subscribers at end of period include 14,216, 20,288, 25,456, 21,320 and 26,486 subscribers in the State of Maine for the years ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997, respectively. See "The Maine Disposition."
(f) Net Population Equivalents means the estimated population of the license market area multiplied by the percentage ownership of the license. The estimated population is based on the 1996 Paul Kagan Associates, Inc. Cellular/PCS POP Book. The Company owns 100% of each of its PCS licenses and 100% of each of its cellular licenses. For the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, Net Cellular Population Equivalents include 441,900, 442,000, 442,200, 442,000 and 442,200 population equivalents, respectively, from the Company's Maine market areas. See "The Maine Disposition."

                         PRO FORMA FINANCIAL INFORMATION

         The following unaudited pro forma condensed consolidated financial statements have been prepared to give effect to the Transactions, the 1996 Offerings and the Powertel Combination. The accompanying unaudited pro forma condensed consolidated balance sheet as of March 31, 1997 has been prepared as if the Transactions were consummated as of that date. The accompanying unaudited pro forma condensed consolidated statements of operations of the Company for the year ended December 31, 1996 give effect to the Transactions, the 1996 Offerings and the Powertel Combination as if they occurred at January 1, 1996. The accompanying unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 1997 give effect to the Transactions as if they occurred at January 1, 1996. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances.

         The unaudited pro forma condensed consolidated financial statements and notes thereto should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Maine Disposition," "The Preferred Stock Sales," "Certain Transactions," the historical financial statements of Powertel and notes thereto and other financial and operating information included elsewhere in this Prospectus. These unaudited pro forma condensed consolidated financial statements and notes thereto are provided for informational purposes only and do not purport to be indicative of the results that would have actually been obtained had the Transactions, the 1996 Offerings and the Powertel Combination been completed on the dates indicated or that may be expected to occur in the future.

                         POWERTEL, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1997

                                                                        PRO FORMA ADJUSTMENTS
                                                                    ------------------------------
                                                   POWERTEL, INC.       MAINE          ALL OTHER
                                                     HISTORICAL     DISPOSITION(a)    TRANSACTIONS       PRO FORMA
                                                   --------------   --------------    ------------      ----------
                                                                         (DOLLARS IN THOUSANDS)
                                                      ASSETS
CURRENT ASSETS:
   Cash and cash equivalents.................         $ 207,511       $  71,799         $ 201,132 (b)   $  500,217
                                                                                          (25,000)(c)
                                                                                           44,775 (d)
   Restricted cash for payment of interest...                --              --            28,365 (b)       28,365
   Cash held in escrow.......................                --           5,405                --            5,405
   Accounts receivable, net..................            13,131          (1,999)               --           11,132
   Inventories...............................            19,372            (415)               --           18,957
   Prepaid and other.........................             2,271            (166)               --            2,105
                                                      ---------       ---------         ---------       ----------
                                                        242,285          74,624           249,272          566,181
                                                      ---------       ---------         ---------       ----------
PROPERTY AND EQUIPMENT, AT COST..............           303,035         (16,624)               --          286,411
   Less accumulated depreciation.............           (18,322)          3,604                --          (14,718)
                                                      ---------       ---------         ---------       ----------
                                                        284,713         (13,020)               --          271,693
                                                      ---------       ---------         ---------       ----------
OTHER ASSETS:
   Restricted cash for payment of interest...                --              --            61,253 (b)       61,253
   Licenses, net of amortization.............           406,567              --                --          406,567
   Goodwill, net of amortization.............            22,518         (22,518)               --               --
   Deferred charges and other................            17,011            (479)            9,250 (b)       25,782
                                                      ---------       ---------         ---------       ----------
                                                        446,096         (22,997)           70,503          493,602
                                                      ---------       ---------         ---------       ----------
      Total assets...........................         $ 973,094       $  38,607         $ 319,775       $1,331,476
                                                      =========       =========         =========       ==========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable..........................         $  28,158       $    (498)        $ (25,000)(c)   $    2,660
   Accrued expenses..........................            11,361          (1,228)               --           10,133
   Advance billings and customer deposits....             2,008            (350)               --            1,658
   Current portion of long-term obligations..               112              --                --              112
                                                      ---------       ---------         ---------       ----------
                                                         41,639          (2,076)          (25,000)          14,563
                                                      ---------       ---------         ---------       ----------
LONG-TERM OBLIGATIONS:
   February 1996 Notes.......................           223,080              --                --          223,080
   April 1996 Notes..........................           223,738              --                --          223,738
   Notes.....................................                --              --           300,000 (b)      300,000
   Vendor Financing Agreement................           103,833              --                --          103,833
   Other.....................................               715            (390)               --              325
                                                      ---------       ---------         ---------       ----------
                                                        551,366            (390)          300,000          850,976
                                                      ---------       ---------         ---------       ----------
MINORITY INTEREST IN SUBSIDIARY..............             2,602          (2,602)               --               --
                                                      ---------       ---------         ---------       ----------
STOCKHOLDERS' EQUITY:
   Preferred stock...........................                 2              --                 2 (d)            4
   Common stock..............................               269              --                --              269
   Paid-in capital...........................           430,058              --            44,773 (d)      474,831
   Retained earnings (accumulated deficit)...           (52,332)         43,675                --           (8,657)
   Deferred compensation.....................              (165)             --                --             (165)
   Treasury stock............................              (345)             --                --             (345)
                                                      ---------       ---------         ---------       ----------
                                                        377,487          43,675            44,775          465,937
                                                      ---------       ---------         ---------       ----------
      Total liabilities and stockholders'
      equity.................................         $ 973,094       $  38,607         $ 319,775       $1,331,476
                                                      =========       =========         =========       ==========


      The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these statements.

                         POWERTEL, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1997



                                                              PRO FORMA ADJUSTMENTS
                                                          ----------------------------
                                             POWERTEL,
                                                INC.          MAINE         ALL OTHER
                                            HISTORICAL    DISPOSITION(e)  TRANSACTIONS      PRO FORMA
                                           -----------    --------------  ------------     -----------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUE AND SALES:
   Service ............................    $    14,084     $    (3,407)                    $    10,677
   Equipment ..........................          5,025             (88)                          4,937
                                           -----------     -----------                     -----------
      Total revenue and sales .........         19,109          (3,495)                         15,614
                                           -----------     -----------                     -----------

OPERATING EXPENSES:
   Cost of services ...................          5,428            (549)                          4,879
   Cost of equipment sold .............         11,987            (385)                         11,602
   Operations .........................          3,809            (507)                          3,302
   Selling and marketing ..............          5,237            (675)                          4,562
   General and administrative .........          7,680            (442)                          7,238
   Depreciation .......................          8,340            (491)                          7,849
   Amortization .......................          1,178            (164)                          1,014 (f)
                                           -----------     -----------                     -----------
      Total operating expenses ........         43,659          (3,213)                         40,446
                                           -----------     -----------                     -----------
OPERATING INCOME (LOSS) ...............        (24,550)           (282)                        (24,832)
                                           -----------     -----------                     -----------

OTHER EXPENSES (INCOME):
   Interest (income) expense, net .....          4,543 (g)                 $     6,384 (g)      10,927
   Minority interest ..................           (113)            113                              --
   Other ..............................            586                                             586
                                           -----------     -----------     -----------     -----------
                                                 5,016             113           6,384          11,513
                                           -----------     -----------     -----------     -----------
Net income (loss) .....................    $   (29,566)    $      (395)    $    (6,384)    $   (36,345)
                                           ===========     ===========     ===========     ===========

EARNINGS PER SHARE:
   Net loss per share .................    $     (1.10)                                    $     (1.36)
                                           ===========                                     ===========
   Average common and common equivalent
      shares outstanding ..............     26,812,000                                      26,812,000
                                           ===========                                     ===========


      The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these statements.

                         POWERTEL, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                              PRO FORMA ADJUSTMENTS
                                                                ----------------------------------------------
                                             POWERTEL, INC.       POWERTEL PCS         MAINE       ALL OTHER
                                               HISTORICAL       PARTNERS, L.P.(h) DISPOSITION(e)  TRANSACTIONS       PRO FORMA
                                             --------------     ----------------- --------------  ------------     ------------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUE AND SALES:
 Service ...................................  $     31,875                         $    (13,912)                   $     17,963
 Equipment .................................         7,250                               (2,172)                          5,078
                                              ------------                         ------------                    ------------
   Total revenue and sales .................        39,125                              (16,084)                         23,041
                                              ------------                         ------------                    ------------

OPERATING EXPENSES:
 Cost of services ..........................         5,811                               (1,818)                          3,993
 Cost of equipment sold ....................        11,653                               (1,787)                          9,866
 Operations ................................         9,927                               (2,039)                          7,888
 Selling and marketing .....................        13,301                               (2,473)                         10,828
 General and administrative ................        16,963        $        358           (1,621)                         15,700
 Depreciation ..............................         5,887                   1           (1,709)                          4,179
 Amortization ..............................         4,214                  --           (2,481)                          1,733 (f)
                                              ------------        ------------     ------------                    ------------
   Total operating expenses ................        67,756                 359          (13,928)                         54,187
                                              ------------        ------------     ------------                    ------------
OPERATING INCOME (LOSS) ....................       (28,631)               (359)          (2,156)                        (31,146)
                                              ------------        ------------     ------------                    ------------

OTHER EXPENSES (INCOME):
 Interest (income) expense,
   net .....................................        (3,175)(g)             (99)              --        $13,827 (g)       10,553
 Minority interest .........................           474                  --              474             --               --
 Other .....................................         1,700                 (34)              --             --            1,666
                                              ------------        ------------     ------------   ------------     ------------
                                                    (1,949)               (133)             474         13,827           12,219
                                              ------------        ------------     ------------   ------------     ------------
Income (loss) before income taxes
  and cumulative effect of change
  in accounting principle ..................       (26,682)               (226)          (2,630)       (13,827)         (43,365)
Income tax benefit .........................        (1,654)                 --               --             --           (1,654)
                                              ------------        ------------     ------------   ------------     ------------
Income (loss) before cumulative
  effect of change in accounting
  principle ................................       (25,028)               (226)          (2,630)       (13,827)         (41,711)
Cumulative effect of change in
  accounting principle, net of tax .........        (2,583)                 --            1,818             --             (765)
                                              ------------        ------------     ------------   ------------     ------------
Net income (loss) ..........................  $    (27,611)       $       (226)    $       (812)  $    (13,827)    $    (42,476)
                                              ============        ============     ============   ============     ============

EARNINGS PER SHARE:
  Loss before cumulative effect
  of change in accounting
   principle ...............................  $      (1.00)                                                        $      (1.66)
 Cumulative effect of change in
  accounting principle, net of tax .........          (.10)                                                                (.03)
                                              ------------                                                         ------------
 Net loss per share ........................  $      (1.10)                                                        $      (1.69)
                                              ============                                                         ============
 Average common and common
  equivalent shares outstanding ............    25,087,000                                                           25,087,000
                                              ============                                                         ============


      The accompanying notes to unaudited pro forma consolidated financial statements are an integral part of these statements.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(a) Reflects the $77.2 million proceeds from the Maine Disposition (which includes $5.4 million that is being held in escrow for indemnification or purchase price adjustment obligations) and the elimination of the assets and liabilities related to the Company's Maine operations. The selling price exceeded the net asset value of the Company's Maine operations and, therefore, represents a gain to the Company of $43.7 million. The Company anticipates that net operating loss carryforwards, as well as currently generated taxable losses will more than offset the tax liability associated with this gain. Accordingly, no tax effect related to the gain is reflected in the accompanying pro forma financial statements. The Company's gain related to the Maine Disposition, which is nonrecurring in nature, is not reflected on the pro forma statement of operations as this statement is intended to reflect the Company's ordinary operations.
(b) Reflects the issuance of $300.0 million principal amount of the Notes. The net proceeds were approximately $290.8 million which is net of issuance costs of $9.2 million. Such issuance costs will be amortized using the effective interest method over the ten year life of the Notes or $.9 million per annum. Approximately $89.6 million of the net proceeds from the Offering was used to purchase Pledged Securities to be held in a pledged account to secure the Notes until payment of the first six scheduled interest payments on the Notes. See "Description of the Notes -- Security."
(c) Reflects the remaining $25.0 million payment made by the Company to complete the purchase of the licenses for the Kentucky/Tennessee BTAs. The aggregate cost of the licenses was $31.2 million, of which at March 31, 1997 the Company had paid $6.2 million to the government as a deposit. At March 31, 1997, "Licenses, net of amortization" included the $31.2 million cost for the licenses for the Kentucky/Tennessee BTAs.
(d) Reflects the issuance of 50,000 shares each of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock. The net proceeds were $44.8 million, which is net of issuance costs of $.2 million.
(e) Reflects the elimination of the statement of operations items relating to the Maine properties to be sold in the Maine Disposition.
(f) No pro forma adjustment has been made to amortize the licenses for the Kentucky/Tennessee BTAs, as these properties have not yet been constructed or placed in service. When placed in service, these licenses will be amortized over 40 years resulting in amortization expense of $.8 million per year.
(g) For the three months ended March 31, 1997 and the year ended December 31, 1996, interest income on a pro forma basis would have been $4.5 million and $22.2 million, respectively, which reflects an estimated $1.3 million and $5.0 million, respectively, of interest income that would have been earned on the Pledged Securities. See "Description of the Notes-- Security." For the three months ended March 31, 1997 and the year ended December 31, 1996, interest expense excludes capitalized interest of $6.7 million and $29.0 million, respectively. Pro forma interest excludes capitalized interest of $7.7 million and $55.8 million for the three months ended March 31, 1997 and the year ended December 31, 1996, respectively. During the construction of the PCS System, the cost of the PCS licenses and the cost related to construction expenditures are considered to be assets qualifying for interest capitalization under FASB Statement No. 34 "Capitalization of Interest Cost." Accordingly, management expects that a majority of the interest on the February 1996 Notes, the April Notes, the Vendor Financing Agreement and the Notes will be capitalized during the construction of the PCS System. Pro forma interest expense will not be indicative of interest expense which will be recognized as additional portions of the PCS System are placed in service.
(h) Reflects expenses related to the Powertel PCS Partners, L.P. prior to the Powertel Combination.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Powertel provides PCS services in the southeastern United States under the name "Powertel" and provides cellular telephone service in contiguous portions of western Georgia and eastern Alabama under the name "InterCel." On May 1, 1997, the Company sold substantially all the assets related to its cellular operations in the State of Maine for approximately $77.2 million. See "The Maine Disposition."

         Powertel's PCS licenses encompass a territory of approximately 246,000 contiguous square miles with a population of approximately 24.3 million people in the MTAs of Atlanta, Georgia; Jacksonville, Florida; Memphis, Tennessee/Jackson, Mississippi; and Birmingham, Alabama; and 13 BTAs in Kentucky and Tennessee. Powertel first introduced its PCS services in October 1996 in Jacksonville, Florida and Montgomery, Alabama and, to date, has launched its PCS services in an additional 15 markets in Alabama, Florida, Georgia, Mississippi and Tennessee. In all of these markets, the Company was the first to offer PCS services commercially. Powertel intends to continue to rapidly build out its PCS network and to launch its PCS services. As of March 31, 1997, the Company had approximately 35,000 PCS subscribers.

         In the D/E/F Auctions, the Company acquired both the 10 MHz "D" block and the 10 MHz "E" block licenses in each of the BTAs of Evansville, Indiana; Lexington, Louisville, Bowling Green-Glasgow, Corbin, Madisonville, Owensboro, Paducah-Murray-Mayfield and Somerset, Kentucky; Nashville and Cookeville, Tennessee; and Hopkinsville, Kentucky-Clarksville, Tennessee; and the 10 MHz "E" block license in the Knoxville, Tennessee BTA. The aggregate purchase price for the licenses, which encompass an area of approximately 66,000 square miles with a population of approximately 6.8 million people, was $31.2 million. With the addition of the Kentucky/Tennessee BTAs, Powertel has one of the largest contiguous PCS footprints in the southeastern United States. The Company expects its expanded PCS footprint to provide a competitive advantage in attracting new customers in its markets.

         Average revenues per subscriber in the wireless industry have declined during recent years and are expected to decline in the future. The Company believes that this downward trend is the result of the addition of lower usage customers who utilize cellular service for security, personal convenience or as backup for their traditional landline telephones. In addition, the Company expects that revenue per minute will continue to decline as competition within the wireless telecommunications industry intensifies. The Company believes the effect of this trend on the Company's earnings will be mitigated by corresponding increases in the number of subscribers and the number of minutes of usage per subscriber.

         The Company's overall historical financial performance has been impacted positively by its efforts to attract and retain subscribers and encourage more use of its services. Unlike many other companies in the cellular industry that continue to experience operating losses due to the substantial capital costs associated with constructing a system and acquiring licenses, the Company has been successful in achieving positive operating income from its cellular operations.

         As a result of: (i) the significant costs required to build out and maintain the PCS System, hire and manage the required personnel to operate the PCS business and market its services; (ii) the significant subsidization of PCS handsets to customers; and (iii) the depreciation of PCS equipment and amortization of the PCS licenses, the Company incurred an operating loss of $24.6 million and $28.6 million for the three months ended March 31, 1997 and the year ended December 31, 1996, respectively. The Company expects to continue subsidizing the cost of PCS handsets to customers for the foreseeable future and expects that negative PCS equipment margin will continue to contribute significantly to future operating results. The Company expects to incur significant operating losses during the remainder of 1997 and thereafter as it continues to build out its PCS System and build its PCS customer base.

         Minimizing customer attrition, or "churn," becomes a greater challenge as the subscriber base grows and the marketplace becomes more competitive. The Company achieved an average monthly churn rate of 1.5% and 2.3%, respectively, for its cellular and PCS lines of business for the three months ended March 31, 1997. The Company achieved a combined average monthly churn rate of 1.6% for both its cellular and PCS lines of business in 1996. The 1996 cellular churn rate of 1.6% is a slight increase over the 1995 rate which was 1.5%. The Cellular Markets' churn rate decreased to 1.9% from 2.1% in 1995. The Company believes that it may experience an increase in its PCS churn rate during the current year related to the disconnection of non-paying customers. However, the Company intends to minimize the impact of such increase by implementing a proactive customer retention program and focusing its efforts on achieving consistently high levels of customer satisfaction.

         The Company offers its PCS customers a choice of multiple pricing plans, with varying amounts of unbilled or "free" minutes included in the monthly access charge. From November 29, 1996 to January 18, 1997, the Company offered a special promotional pricing plan, the Prestige Partners Promotion, in all of its operational markets. This special, limited-time promotional pricing plan offered unlimited local airtime through December 31, 1997 (with the exception of certain subscribers in the Memphis area who were unable to obtain the PCS handset model of their choice due to a handset shortage in that market and for whom the promotional pricing extends through April 30, 1998) for a $50 per month access charge (excluding toll and roaming charges, taxes and fees for optional services). As of March 31, 1997, a substantial majority of the Company's PCS subscribers were participants in this promotion.

         The majority of the interest costs incurred during 1996 related to the Unit Offering and the Debt Offering and amounts borrowed under the Vendor Financing Agreement has been capitalized as a cost of construction of the PCS System. As the Company has now begun providing PCS services in several markets, the interest costs related to the construction of the PCS systems in such markets will amortize over the life of the related assets from the time such systems were placed in service. Additionally, the Company's depreciation and amortization expenses have significantly increased as a result of the fixed assets and PCS licenses related to PCS systems placed in service during the fourth quarter of 1996 and the first quarter of 1997 and will continue to increase as a result of systems to be placed in service during the remainder of 1997 and thereafter.

         The Company, like other participants in the cellular industry, has recently experienced a dramatic increase in costs associated with both cloning and subscription fraud. The Company's total costs associated with fraud increased from $.1 million in 1995 to $.3 million in 1996 and was $.1 million for the three months ended March 31, 1997.

         During 1996, the Company changed its method of accounting for costs incurred in connection with certain promotional programs under which the Company's cellular customers receive discounted cellular equipment or airtime usage credits. Under its previous accounting method, all such costs were deferred and amortized over the life of the related non-cancelable cellular telephone service agreements. Under the new accounting method, the costs are expensed as incurred. This change in accounting principle resulted in a total nonrecurring charge for the cumulative effect of this accounting change, net of taxes, of approximately $2.6 million. Additionally, such costs are not deferred in conjunction with the acquisition of PCS customers.

RESULTS OF OPERATIONS

         The following table reflects the composition of the Company's cellular and PCS service revenue and equipment sales, and related gross margins, as well as overall operating and other costs and margins, as a percentage of total revenue. The Company's historical results of operations, particularly in view of the Maine Disposition and the start-up costs associated with the Company's PCS business, will not be comparable with future periods.


                                                                    THREE MONTHS ENDED MARCH 31,
                           ---------------------------------------------------------------------------------------------------------
                                                   1997                                                  1996
                           -----------------------------------------------------  --------------------------------------------------
                                      % OF             % OF              % OF                 % OF                           % OF
                                    CELLULAR            PCS   COMBINED  COMBINED             CELLULAR             COMBINED COMBINED
                                    REVENUE/         REVENUE/  PCS AND  REVENUE/             REVENUE/              PCS AND  REVENUE/
                           CELLULAR  SALES   PCS(a)    SALES  CELLULAR   SALES    CELLULAR    SALES     PCS(a)    CELLULAR   SALES
                           -------- ------- -------- -------- --------  --------  --------   --------  --------   --------  --------
                                                                      (DOLLARS IN THOUSANDS)
SERVICE REVENUE
 AND COST ANALYSIS:
Service revenue
 Local customers --
  Access revenue ......... $  4,000   51.7% $  4,540    71.5% $  8,540    60.6%   $  3,428     49.0%   $     --   $  3,428    49.0%
  Airtime revenue ........    1,545   20.0       282     4.5     1,827    13.0       1,317     18.8          --      1,317    18.8
  Toll revenue ...........      218    2.8       673    10.6       891     6.3         166      2.4          --        166     2.4
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
                              5,763   74.5     5,495    86.6    11,258    79.9       4,911     70.2          --      4,911    70.2
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
 Roamers --
  Access and airtime
   revenue ...............    1,242   16.1        --      --     1,242     8.8       1,503     21.5          --      1,503    21.5
  Toll revenue ...........      399    5.1        --      --       399     2.9         413      5.9          --        413     5.9
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
                              1,641   21.2        --      --     1,641    11.7       1,916     27.4          --      1,916    27.4
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
  Other service revenue ..      334    4.3       851    13.4     1,185     8.4         170      2.4          --        170     2.4
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
  Total service revenue ..    7,738  100.0     6,346   100.0    14,084   100.0       6,997    100.0          --      6,997   100.0
Cost of services .........    1,069   13.8     4,359    68.7     5,428    38.5         684      9.8          --        684     9.8
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
  Gross margin ........... $  6,669   86.2% $  1,987    31.3% $  8,656    61.5%   $  6,313     90.2%   $     --   $  6,313    90.2%
                           ========  =====  ========   =====  ========   =====    ========    =====    ========   ========   =====
EQUIPMENT SALES
 AND COST ANALYSIS:
Equipment sales .......... $    240  100.0% $  4,785   100.0% $  5,025   100.0%   $    853    100.0%   $     --   $    853   100.0%
Cost of equipment sales ..      840  350.0    11,147   233.0    11,987   238.5         694     81.4          --        694    81.4
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
  Gross margin ........... $   (600)    --% $ (6,362)     --% $ (6,962)     --%   $    159     18.6%   $     --   $    159    18.6%
                           ========  =====  ========   =====  ========   =====    ========    =====    ========   ========  ======
OPERATING MARGIN ANALYSIS:
Total revenues ........... $  7,978  100.0% $ 11,131   100.0% $ 19,109   100.0%   $  7,850    100.0%   $     --   $  7,850   100.0%
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
Operating expense --
 Cost of services and
  equipment sales ........    1,909   23.9    15,506   139.3    17,415    91.1       1,378     17.6          --      1,378    17.6
 Operations ..............    1,010   12.7     2,799    25.1     3,809    19.9       1,070     13.6         134      1,204    15.3
 Selling and marketing ...    1,239   15.5     3,998    35.9     5,237    27.4       1,096     14.0         178      1,274    16.2
 General and
  administrative .........      913   11.4     6,767    60.8     7,680    40.2         793     10.1       1,017      1,810    23.1
 Depreciation ............      951   11.9     7,389    66.4     8,340    43.7         709      9.0          22        731     9.3
 Amortization ............      178    2.3     1,000     9.0     1,178     6.2         881     11.2          --        881    11.2
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
  Total operating
   expenses ..............    6,200   77.7    37,459   336.5    43,659   228.5       5,927     75.5       1,351      7,278    92.7
                           --------  -----  --------   -----  --------   -----    --------    -----    --------   --------   -----
Operating income ......... $  1,778   22.3% $(26,328)     --%  (24,550)     --    $  1,923     24.5%   $ (1,351)       572     7.3
                           ========  =====  ========   =====                      ========    =====    ========
Interest expense
 (income), net ...........                                       4,543    23.8                                        (739)     --
Miscellaneous (income)
 expense .................                                         473     2.4                                         303     3.9
                                                              --------   -----                                    --------   -----
Income (loss) before
 income taxes ............                                     (29,566)     --                                       1,008    12.8
Income tax provision .....                                          --      --                                        (472)     --
                                                              --------   -----                                    --------   -----
Income (loss) before
 cumulative effect .......                                     (29,566)     --                                         536     6.8
Cumulative effect of
 change in accounting
 principle, net of tax ...                                          --      --                                      (2,583)     --
                                                              --------   -----                                    --------   -----
Net income (loss) ........                                    $(29,566)     --%                                   $ (2,047)     --%
                                                              ========   =====                                    ========   =====

--------------------

(a)      The Company did not commence PCS operations until the fourth quarter
         1996.

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

         The following discussion reflects the Company's results of operations for its PCS and cellular lines of business. All general corporate costs have been allocated to those lines of business based on management's estimates of actual expenses incurred related to such lines of business. On May 1, 1997, the Company sold substantially all of its assets related to the Company's cellular operations in the State of Maine (the "Maine Cellular Market"). See "The Maine Disposition."

         In October 1996, the Company began providing PCS services in Jacksonville, Florida and Montgomery, Alabama. Throughout the remainder of 1996 and the first quarter of 1997, the Company launched PCS services in 14 additional markets within the Current PCS Markets and, as of March 31, 1997, had approximately 35,000 subscribers.

         Service revenue from local customers increased $6.3 million or 129.2% for the three months ended March 31, 1997, as compared to the same period of 1996. Cellular service revenue from local customers increased $.9 million or 17.3%, primarily as a result of a 23.1% increase in the number of customers (to 49,731 at March 31, 1997 from 40,403 at March 31, 1996). This increase in cellular subscribers is attributable to the success of the Company's marketing efforts as well as the overall increase in nationwide cellular penetration rates. PCS service revenue from local customers was $5.5 million for the three months ended March 31, 1997. During the three months ended March 31, 1997, the Company added 19,994 subscribers (an increase to 34,886 at March 31, 1997). The addition of new PCS customers was primarily due to the recent service launch in 16 PCS markets coupled with the success of the Prestige Partners Promotion, which was offered in all operational markets through January 18, 1997. The Company's subscriber growth rate during the Prestige Partners Promotion may not be indicative of subscriber growth rates in future periods.

         The average monthly service revenue per local cellular subscriber (excluding roaming revenue and equipment sales) decreased to $39.40 for the three months ended March 31, 1997, from $41.42 for the same period of the prior year. This decrease was due primarily to the addition of customers who tend to use cellular service less frequently and a decrease in cellular pricing. The average monthly service revenue per local PCS subscriber was $63.52 for the three months ended March 31, 1997, which is substantially higher than cellular due mainly to the $50 monthly access fee associated with the Prestige Partners Promotion.

         Roamer revenue (including roamer long distance), which was generated solely from the Company's cellular business, decreased $.3 million, or 14.4%, for the three months ended March 31, 1997, as compared to the same period of the prior year. This decrease is attributable primarily to the amended agreement with BellSouth Mobility, effective January 16, 1997, under which the parties agreed to per-minute reductions to the rates charged to BellSouth Mobility customers roaming in the Cellular Markets. The Company believes that this amended agreement may result in decreased roaming revenues in future periods.

         Cost of services includes direct cell site costs (e.g. property taxes, site lease costs and electric utilities) and the cost of: (i) interconnection with LEC facilities; (ii) cellular roaming validation (provided by a third-party clearinghouse); (iii) long distance toll services; (iv) cellular cloning and fraud; and (v) supplementary services (such as voice mail). For the three months ended March 31, 1997, cost of services increased $4.7 million, or 693.6%, as compared to the same period of 1996 and was 38.5% of total service revenue, compared to 9.8% for the same period in 1996. This increase is primarily attributable to costs associated with operating and maintaining the expanding PCS network, including costs of interconnection and transport and cell site leases, taxes and utilities. The Company expects cost of services to decline as a percentage of total service revenue as the Company continues to build its customer base.

         To date, wireless telecommunications operators have been required to pay fees to the LECs for the interconnection to their networks. However, pursuant to the 1996 Telecommunications Act, such interconnection arrangements must now be reciprocal and cost-based, with each party compensating the other at the same rate for the right to interconnect with each other's network. The Company has recently entered into interconnection agreements for its cellular and PCS operations with BellSouth Telecommunications Corporation, the local exchange subsidiary of BellSouth Corporation ("BellSouth"), the LEC with which the Company primarily interconnects in its service territory. Effective as of April 1, 1997, the mutual and reciprocal interconnection rates under these agreements range from $.005644 to $.01586 per minute. These rates represent a significant decrease from the previous rates paid by the Company to BellSouth of approximately $.022 per minute.

         The Company generated a negative cellular equipment margin of 250.0% on $.2 million of sales for the three months ended March 31, 1997, as compared to a positive margin of 18.6% on $.9 million of sales for the same period of 1996. This decrease is due to a change in the Company's method of accounting for certain promotional costs (primarily equipment credits) in 1996. Under the new method of accounting, all cellular equipment subsidies are expensed as incurred. Such subsidies were deferred and amortized over the life of the related cellular contract in prior periods. For its PCS operations, the Company generated a negative equipment margin of 133.0% on $4.8 million of sales for the three months ended March 31, 1997 as a result of the Company's decision to subsidize the cost of PCS handsets. The Company expects to continue subsidizing the cost of PCS and cellular handsets to consumers for the foreseeable future.

         Operations costs, which include the costs of maintaining the cellular and PCS systems, customer service, inventory management and in-house cellular installations, totaled $3.8 million for the three months ended March 31, 1997, which represented an increase of $2.6 million, or 216.4%, from the same period of 1996. Cellular operations costs totaled $1.0 million for the three months ended March 31, 1997, which represented a 5.6% decrease from the same period of 1996. Cellular operations costs as a percentage of total cellular revenue improved to 12.7% for the three months ended March 31, 1997 as compared to 13.6% for the same period of 1996. PCS operations costs totaled $2.8 million for the three months ended March 31, 1997 and were comprised primarily of salaries and benefits, bad debt provisions and credit and collection costs.

         Selling and marketing costs were $5.2 million for the three months ended March 31, 1997, an increase of $4.0 million, or 311.1%, as compared to the same period of the prior year. Substantially all of this increase is attributable to the PCS advertising campaign associated with the Prestige Partners Promotion, as well as the costs of all direct and indirect sales channels, including commissions incurred as the result of the increase in PCS subscribers.

         General and administrative costs ("G&A") were $7.7 million for the three months ended March 31, 1997, an increase of $5.9 million, or 324.3%, from the same period of 1996. PCS G&A costs totaled $6.8 million for the three months ended March 31, 1997 and were comprised primarily of costs (excluding depreciation) associated with the corporate and regional facilities.

         Depreciation and amortization for the three months ended March 31, 1997 totaled $9.5 million, as compared to $1.6 million for the same period of 1996, and consist principally of the depreciation of the cellular and PCS networks and the amortization of PCS licenses. Substantially all of the increase of $7.9 million in depreciation and amortization for the three months ended March 31, 1997 is due to the PCS licenses and the PCS System, portions of which were placed in service in the fourth quarter of 1996 and the first quarter of 1997. The Company anticipates these costs will continue to increase in future periods as additional portions of the PCS System are completed and placed in service.

         Net consolidated interest expense totaled $4.5 million for the three months ended March 31, 1997, as compared to net interest income of $.7 million for the same period of 1996. Interest income earned during such periods was $3.3 million and $2.3 million, respectively. Additionally, approximately $6.7 million and $2.7 million of interest expense was capitalized during the three months ended March 31, 1997 and 1996, respectively, as the Company continued to construct the PCS System.

         The effective income tax rates for the three months ended March 31, 1997 and 1996 were 0% and 46.8%, respectively. The decrease between periods is primarily attributable to the deferred tax asset valuation allowance required as of March 31, 1997 ($23.0 million). The Company generated a $29.6 million loss from continuing operations during the first quarter of 1997 and expects to continue to incur significant operating losses throughout the remainder of 1997 and beyond. The tax benefit of these operating losses will not be recognized until it is more likely than not that such benefit is realizable.

         The following table reflects the composition of the Company's cellular and PCS service revenue and equipment sales, and related gross margins, as well as overall operating and other costs and margins, as a percentage of total revenue. The Company's historical results of operations, particularly in view of the Maine Disposition and the start-up costs associated with the Company's PCS business, will not be comparable with future periods.

                                                                      YEAR ENDED DECEMBER 31,
                                -----------------------------------------------------------------------------------------------
                                                      1996                                   1995                 1994
                                ----------------------------------------------------  -------------------  --------------------
                                            % OF                             % OF
                                          CELLULAR               COMBINED   COMBINED               % OF                  % OF
                                          REVENUE/               PCS AND    REVENUE/             REVENUE/              REVENUE/
                                CELLULAR   SALES     PCS(a)      CELLULAR    SALES    CELLULAR    SALES    CELLULAR     SALES
                                --------  --------  --------     --------   --------  --------   --------  --------    --------
                                                                     (DOLLARS IN THOUSANDS)
SERVICE REVENUE AND
 COST ANALYSIS:
Service revenue
 Local customers --
  Access revenue ............   $ 14,653    47.5%   $    402     $ 15,055     47.2%   $ 12,244     48.2%   $  8,512      45.0%
  Airtime revenue ...........      6,109    19.8          88        6,197     19.4       4,938     19.5       3,981      21.1
  Toll revenue ..............        803     2.6          51          854      2.7         627      2.5         360       1.9
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
                                  21,565    69.9         541       22,106     69.3      17,809     70.2      12,853      68.0
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
Roamers --
 Access and airtime
  revenue ...................      6,680    21.7          --        6,680     21.0       5,541     21.8       4,404      23.3
 Toll revenue ...............      1,821     5.9          --        1,821      5.7       1,399      5.5       1,123       5.9
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
                                   8,501    27.6          --        8,501     26.7       6,940     27.3       5,527      29.2
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
Other service revenue .......        783     2.5         485        1,268      4.0         635      2.5         523       2.8
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
  Total service revenue .....     30,849   100.0       1,026       31,875    100.0      25,384    100.0      18,903     100.0
Cost of services ............      3,535    11.5       2,276        5,811     18.2       2,394      9.4       1,921      10.2
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
 Gross margin ...............   $ 27,314    88.5%   $ (1,250)    $ 26,064     81.8%   $ 22,990     90.6%   $ 16,982      89.8%
                                ========   =====    ========     ========    =====    ========    =====    ========     =====

EQUIPMENT SALES AND
   COST ANALYSIS:
Equipment sales .............   $  3,803   100.0%   $  3,447     $  7,250    100.0%   $  3,928    100.0%   $  2,859     100.0%
Cost of equipment sales .....      2,890    76.0       8,763       11,653    160.7       3,127     79.6       2,391      83.6
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
 Gross margin ...............   $    913    24.0%   $ (5,316)    $ (4,403)      --%   $    801     20.4%   $    468      16.4%
                                ========   =====    ========     ========    =====    ========    =====    ========     =====

OPERATING MARGIN ANALYSIS:
Total revenues ..............   $ 34,652   100.0%   $  4,473     $ 39,125    100.0%   $ 29,312    100.0%    $21,762     100.0%
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
Operating expense --
 Cost of services and
  equipment sales ...........      6,425    18.5      11,039       17,464     44.6       5,521     18.8       4,312      19.8
 Operations .................      4,189    12.1       5,738        9,927     25.4       3,596     12.3       2,722      12.5
 Selling and marketing ......      4,637    13.4       8,664       13,301     34.0       4,280     14.6       3,405      15.6
 General and administrative        2,940     8.4      14,023       16,963     43.4       4,218     14.4       3,651      16.8
 Depreciation ...............      2,722     7.9       3,165        5,887     15.0       2,741      9.4       2,130       9.8
 Amortization ...............      3,380     9.8         834        4,214     10.8       2,360      8.0       1,543       7.1
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
  Total operating expenses ..     24,293    70.1      43,463       67,756    173.2      22,716     77.5      17,763      81.6
                                --------   -----    --------     --------    -----    --------    -----    --------     -----
Operating income (loss) .....   $ 10,359    29.9%   $(38,990)     (28,631)      --       6,596     22.5       3,999      18.4
                                ========   =====    ========
Interest expense (income),
 net ........................                                      (3,175)      --       1,657      5.7         635       2.9
Miscellaneous (income)
 expense ....................                                       1,226      3.1        (295)      --         (48)       --
                                                                 --------    -----    --------    -----    --------     -----
Income before income taxes ..                                     (26,682)      --       5,234     17.8       3,412      15.7
Income tax (provision)
 benefit ....................                                       1,654      4.2      (2,230)      --      (1,535)       --
                                                                 --------    -----    --------    -----    --------     -----
Income (loss) before
 cumulative effect ..........                                     (25,028)      --       3,004     10.2       1,877       8.6
Cumulative effect of change
 in accounting principle,
 net of tax .................                                      (2,583)      --          --       --          --        --
                                                                 --------    -----    --------    -----    --------     -----
Net income (loss) ...........                                    $(27,611)      --%   $  3,004     10.2%   $  1,877       8.6%
                                                                 ========    =====    ========    =====    ========     =====

--------------------

(a)      The Company did not commence PCS operations until the fourth quarter
         1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

         The following discussion reflects the Company's results of operations for its PCS and cellular lines of business. All general corporate costs have been allocated to those lines of business based on management's estimates of actual expenses incurred related to such lines of business. The Company sold substantially all of the assets related to the Maine Cellular Market in May 1997. See "The Maine Disposition."

         In October 1996, the Company began providing PCS services in Jacksonville, Florida and Montgomery, Alabama. Throughout the remainder of 1996, the Company launched PCS services in 13 additional markets within the Current PCS Markets and, as of December 31, 1996, had approximately 15,000 PCS subscribers.

         Service revenue from local customers increased $4.3 million, or 24.1%, for 1996 as compared to 1995. Cellular service revenue from local customers increased $3.8 million, or 21.1%, primarily as a result of a 23.4% increase in the number of cellular subscribers (to 47,617 at December 31, 1996, from 38,582 at December 31, 1995). This increase in subscribers is attributable to the success of the Company's marketing efforts as well as the overall increase in nationwide cellular penetration rates. The Company generated $.5 million in service revenue from its PCS subscribers.

         The average monthly revenue per local cellular subscriber (excluding roaming revenue and equipment sales) decreased to $41.70 in 1996 from $43.95 in 1995. This decrease reflects the addition of customers who tend to use cellular service less frequently and a decrease in cellular pricing. From November 29, 1996 through January 18, 1997, the Company offered the Prestige Partners Promotion in all operational markets. Substantially all of the Company's PCS subscribers as of December 31, 1996 were participants in this promotion.

         For the cellular business unit, local service revenue as a percentage of total service revenue remained relatively constant in 1996 (69.9% in 1996 as compared to 70.2% in 1995). Roamer revenue (including toll revenue) for 1996, which was generated solely from the Company's cellular business, increased $1.6 million, or 22.5%, in 1996 as compared to 1995. See "Business -- Cellular Operations -- Cellular Roaming." This increase relates primarily to continued market penetration by the cellular industry as a whole. Additionally, during the third quarter of 1995, the Company entered into an agreement with BellSouth Mobility, which operates cellular systems in markets contiguous to the Cellular Markets, for lower roaming rates. The Company believes that the increased roaming traffic in its Cellular Markets was partially a result of this agreement.

         Cost of services includes direct cell site costs (e.g. property taxes, site lease costs and electric utilities) and the cost of: (i) interconnection with LEC facilities; (ii) cellular roaming validation (provided by a third-party clearinghouse); (iii) long distance toll services; (iv) cellular cloning and fraud; and (v) supplementary services (such as voice mail). For 1996, cost of services increased $3.4 million, or 142.7%, as compared to 1995, including a $1.1 million, or 47.7%, increase in cost of cellular services. This increase was due to the costs associated with the increased roaming traffic discussed above, including increased toll costs, and an increase in costs associated with cellular cloning in the Cellular Markets. PCS cost of services totaled $2.3 million for the year and was comprised primarily of cost of interconnection with LEC facilities required for the PCS System.

         The Company generated a cellular equipment margin of 24.0% on $3.8 million of sales in 1996 as compared to a 20.4% margin on $3.9 million of sales in 1995. This increase in margin is attributable to a decrease in the cost of cellular handsets during 1996. During 1996, the Company changed its method of accounting for certain promotional costs (primarily equipment credits). For its PCS operations, the Company generated a negative equipment margin of 154.2% on $3.4 million in sales in 1996, as a result of the Company's subsidization of the cost of PCS handsets.

         Operations costs, which include the costs of maintaining the cellular and PCS systems, customer service, inventory management and in-house cellular installations, totaled $9.9 million for 1996. Cellular operations costs totaled $4.2 million in 1996, which represented a 16.5% increase from 1995. The increase was primarily attributable to the increased variable costs associated with the increase in cellular subscribers. Cellular operations costs as a percentage of total revenue improved slightly to 12.1% in 1996 as compared to 12.3% in 1995. PCS operations costs totaled $5.7 million for the year and were comprised primarily of credit and collection costs and salaries and benefits.

         Selling and marketing costs were $13.3 million for 1996. Cellular selling and marketing costs totaled $4.6 million for the year, an increase of $.4 million, or 8.3%, as compared to the prior year. PCS selling and marketing costs totaled $8.7 million and were comprised of costs related to the commercial launch of the Company's PCS services and the PCS advertising campaign associated with the Prestige Partners Promotion, as well as the costs of all direct and indirect sales channels, including commissions incurred as a result of the addition of PCS subscribers.

         G&A costs were $17.0 million for 1996. Cellular G&A totaled $2.9 million for the year, a decrease of $1.3 million, or 30.3%, as compared to the prior year. Likewise, cellular G&A as a percentage of total revenue decreased to 8.4% from 14.4% in 1995. This improvement reflects the continued realization of economies of scale in the cellular operations from certain costs such as salaries and wages and leased facilities costs that do not increase in direct proportion to increases in cellular service revenue. Additionally, certain costs (primarily salaries and benefit costs) that were included in the cellular business unit in 1995 were allocated to the PCS business unit during 1996. G&A for the PCS business unit totaled $14.0 million for 1996 and were comprised primarily of costs (excluding depreciation) associated with the corporate and regional facilities.

         Depreciation and amortization for 1996 totaled $10.1 million and consisted principally of the depreciation of the cellular system and the amortization of goodwill acquired in the 1994 acquisition of Unicel. Because the majority of the Current PCS System and the related PCS licenses were either not placed in service until late in the fourth quarter of 1996 or were under construction and thus not yet depreciable, PCS depreciation and amortization totaled only $4.0 million for 1996.

         Net consolidated interest income totaled $3.2 million for 1996 as opposed to net interest expense of $1.7 million in 1995. Net interest income increased primarily as a result of investment of the proceeds from the 1996 Offerings. Additionally, $29.0 million of the interest costs related to the February 1996 Notes, the April 1996 Notes and borrowings under the Vendor Financing Agreement were capitalized in 1996 during the construction of the Current PCS System.

         The consolidated effective income tax rates for 1996 and 1995 were 6.2% (benefit) and 42.6% (provision), respectively. The decrease between the periods is primarily attributable to the deferred tax asset valuation allowance required as of December 31, 1996 ($11.2 million). The Company has recognized a $1.7 million income tax benefit equal to available carry backs of operating losses to the 1994 and 1995 tax years (during which time income taxes totaling approximately $1.7 million were paid). Management believes that it is more likely than not that this tax benefit will be realized. The Company generated a $25.0 million loss from continuing operations during 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

         Service revenue from local cellular customers increased $5.0 million, or 38.6%, for 1995, as compared to 1994. A 34.8% increase in the number of Company subscribers (to 38,582 at December 31, 1995 from 28,624 at December 31,
1994) is the primary factor driving this growth. The substantial increase in new customers reflects the success of the Company's marketing efforts. Additionally, a portion of this increase resulted from the inclusion of an additional month of revenues from the Maine Cellular Market for 1995 (the Company's acquisition of Unicel was consummated January 31, 1994).

         The average monthly service revenue per customer (excluding roaming revenue and equipment charges) decreased to $43.95 for 1995 from $46.85 for 1994. This decrease was due primarily to the addition of customers who tend to use cellular service less frequently.

         Toll revenue attributable to local customers for 1995 increased $.3 million, or 74.2%, compared to 1994. The increase in long distance revenues is due to the increase in the local customer base and the inclusion of an additional month of revenues from the Maine Cellular Market for 1995. The majority of the increase was realized in the Maine Cellular Market, where customer toll is a larger component of local customer revenues. A slight increase in toll revenue was achieved in the Cellular Markets, despite the Company's network being designed in such a way that customers in the Cellular Markets can call the Atlanta, Georgia and Birmingham and Montgomery, Alabama Local Access and Transport Areas ("LATAs") at local airtime rates (toll free).

         Roamer revenue (including toll revenue) for 1995 increased $1.4 million, or 25.6%, compared to 1994. This increase relates primarily to increased market penetration levels by the cellular industry as a whole, an additional month of revenue from the Maine Cellular Market in 1995 and the addition of eight new cell sites during 1995. While the Company experienced an increase in total roamer revenue, average revenue per roamer declined slightly, due primarily to reciprocal roaming agreements with certain surrounding carriers that offer discounted rates. During the third quarter of 1995, the Company agreed with BellSouth Mobility to provide discounted rates to BellSouth Mobility for its customers roaming in the Cellular Markets in exchange for discounted rates for the Company's Georgia and Alabama customers roaming in certain parts of BellSouth Mobility's service area.

         For 1995, other service revenue, which primarily includes connection and installation revenues, increased $.1 million, or 21.4%. This increase was due primarily to the inclusion of an additional month of revenue from the Maine Cellular Market and increased connection fee revenue associated with the increased subscriber base.

         Monthly access revenue represented 48.2% of service revenue during 1995, as compared to 45.0% of revenue for 1994. Conversely, roaming revenue declined to 27.3% of service revenue for 1995, as compared to 29.2% of service revenue for 1994. These changes were consistent with the increased local customer base and the success of the Company's efforts to add customers to the higher monthly access fee plans, which include various nonbillable airtime allotments depending on the service plan selected by the customer. Local customer airtime revenue as a percentage of total service revenue decreased slightly due to the Company's success in attracting customers to premium service plans, which provide certain free airtime minutes but include higher monthly access charges.

         Cost of services includes cost of: (i) interconnection with LEC facilities; (ii) roaming validation (provided by a third party clearinghouse);
(iii) long distance toll services; (iv) installation when performed by outside contractors; and (v) supplementary services (such as voice mail). For 1995, cost of services declined to 9.4% of total service revenue as compared to 10.2% of total service revenue for 1994, as a result of economies of scale realized during 1995.

         Equipment sales totaled $3.9 million for 1995, an increase of $1.1 million, or 37.4%, over 1994. The increase between periods is attributable to the increased number of new customers added during 1995 over 1994.

         Cost of equipment sold increased $.7 million for 1995, a 30.8% increase over the prior year. The gross margin on equipment sales was 20.4% and 16.4% for 1995 and 1994, respectively. The increase in the margin between periods relates to the writedown of certain telephone equipment to fair market value during 1994.

         Operations costs, which include the costs of maintaining the cellular system, customer service, inventory management and in-house installations, totaled $3.6 million for 1995, which represented a $.9 million, or 32.1%, increase from 1994. The main components of cost in this category are employee related costs (salaries, payroll taxes and employee benefits), the provision for bad debts and communication costs (i.e. telephone, paging, etc.). The increase in 1995 over 1994 was primarily due to increases in salaries and employee benefits resulting from the hiring of additional technicians and customer service representatives to meet the increased demand caused by the growing customer base. In addition, the growing customer base contributed to an increase in the number of nonpaying customers, which caused an increase in the bad debt provision. Also, 1995 contains an additional month of expenses compared to 1994 related to the Company's acquisition of Unicel. Operations costs as a percentage of total revenue and sales decreased slightly from 12.5% for 1994 to 12.3% for 1995.

         Selling and marketing costs were $4.3 million in 1995 as compared to $3.4 million in 1994. The increase was primarily attributable to increased commissions expense due to the increase in new customers and additional operating costs associated with the opening of three new retail locations.

         G&A costs were $4.2 million for the year ended December 31, 1995, an increase of $.6 million, or 15.6%, as compared to 1994. The increase was attributable to several factors, including increases in billing costs due to the increased subscriber base and increases in employee related costs due to the increase in total employees. G&A as a percentage of revenue decreased from 16.8% for 1994 to 14.4% for 1995. During 1995, the Company benefitted from economies of scale with respect to certain G&A in its cellular operations, such as salaries and wages and leased facilities costs, that do not increase in direct proportion to increases in the cellular service revenue and from cost control efforts by management.

         Depreciation and amortization consisted principally of the depreciation of the cellular system, the amortization of the promotional credits associated with the Company's promotion programs and the amortization of goodwill acquired in the Company's acquisition of Unicel. Depreciation and amortization expense totaled $5.1 million for 1995, as compared to $3.7 million for 1994 (17.4% and 16.9% of revenue, respectively). The primary cause of this increase was the increase in depreciation expense resulting from the addition of eight new cell sites, three new retail locations and the conversion of the cellular system in the Cellular Markets to dual-mode analog/digital transmission facilities during 1995.

         Net interest expense totaled $1.7 million for 1995, an increase of $1.0 million over 1994. Net interest expense increased primarily as a result of borrowings of approximately $20.8 million on its credit facility in 1995 to finance the Company's investment in Powertel PCS Partners, L.P. and its purchase of a switch for the Cellular Markets. Such borrowings were repaid in full with proceeds from the 1996 Offerings.

         The effective income tax rates for 1995 and 1994 were 42.6% and 45.0%, respectively. The decrease between the periods relates to a reduction in amortization of goodwill associated with the Company's acquisition of Unicel, which is nondeductible for income tax purposes. In connection with the acquisition of Unicel, the Company has available in excess of $6.5 million of net operating loss carryforwards for federal tax purposes that can be utilized (subject to limitations) in future periods to offset taxable income, if any. At December 31, 1994, the Company eliminated the valuation allowance for deferred income taxes related to these net operating losses and concurrently reduced the goodwill associated with the Unicel acquisition. This reduction in goodwill resulted in a decrease in amortization expense for 1995 thus reducing the effective income tax rate for the year.

LIQUIDITY AND CAPITAL RESOURCES

         The Company requires significant amounts of capital for funding the operations and expansion of its PCS business. The Company may also require additional financing in the event it decides to make additional acquisitions.

         Total capital expenditures, including capital expenditures associated with the PCS System buildout and for information technology and the support of the PCS business, are estimated to be approximately $280.0 million for 1997. Costs associated with the PCS System buildout include tower sites, leasehold improvements, base station and switch equipment, microwave relocation costs and labor expenses related to construction of sites. The Company currently estimates that capital expenditures will total approximately $200.0 million in 1997 to complete the initial buildout of the Current PCS System (excluding Albany, Georgia and Chattanooga, Tennessee) and the digital upgrade of the Company's cellular system, and $150.0 million ($30.0 million in 1997 and $120.0 million in 1998) relating to the initial buildout of the Kentucky/Tennessee PCS System. Upon completion of the initial buildouts, the Company expects to be able to offer PCS services in markets containing approximately 55% of the population within the PCS Markets. The initial coverage is expected to extend across most metropolitan areas, certain secondary cities and major connecting highway corridors within the PCS Markets. Thereafter, based on customer demand and competitive factors, the Company intends to continue to build out its PCS System to enhance and expand its coverage.

         On May 1, 1997, the Company sold substantially all of its Maine cellular assets for an aggregate purchase price of $77.2 million (which includes $5.4 million that is being held in escrow for indemnification and purchase price adjustment obligations). See "The Maine Disposition."

         During the first quarter of 1996, the Company issued 7,124,322 shares of its Common Stock in the Stock Offering resulting in net proceeds of $110.0 million. The Company also sold 35,747 units, consisting in the aggregate of $357.5 million principal amount at maturity of the February 1996 Notes and 1,143,904 Warrants, in the Unit Offering. A portion of the net proceeds was used to repay all previously outstanding borrowings.

         Pursuant to an Asset Purchase Agreement dated as of March 5, 1996, between Powertel Atlanta Licenses, Inc. and GTE Mobilnet Incorporated ("GTE Mobilnet"), the Company purchased GTE Mobilnet's PCS license for the Atlanta MTA on June 28, 1996 for approximately $195.2 million (the "Atlanta MTA Acquisition"). On June 28, 1996, pursuant to a stock purchase agreement dated as of March 4, 1996 between the Company and Ericsson, Ericsson purchased 100,000 shares of nonvoting Series A Convertible Preferred Stock from the Company for an aggregate purchase price of $75.7 million and pursuant to a Stock Purchase Agreement dated as of March 4, 1996 between the Company and SCANA, SCANA purchased 100,000 shares of nonvoting Series B Convertible Preferred Stock from the Company for an aggregate purchase price of $75.7 million (collectively, the "1996 Preferred Stock Sales").

         During the second quarter of 1996, the Company received $193.2 million of net proceeds from the sale of the April 1996 Notes in the Debt Offering. The Company used a portion of net proceeds from the 1996 Offerings and the 1996 Preferred Stock Sales to consummate the Atlanta MTA Acquisition and to partially finance the development, construction and operating costs and certain acquisition expenses associated with the Current PCS System.

         Pursuant to the Vendor Financing Agreement, Ericsson has agreed, subject to the terms and conditions therein, to provide the Company with up to $165.0 million of financing for purchases of PCS equipment and services under the Equipment Purchase Agreement. The Company's obligations under the Vendor Financing Agreement are secured by all tangible assets purchased with the proceeds therefrom and by a pledge of the capital stock of the Company's subsidiaries that hold the licenses for the Current PCS System. As of March 31, 1997, approximately $103.8 million was outstanding under the Vendor Financing Agreement. The Vendor Financing Agreement requires the Company to meet certain performance measures and to maintain certain financial ratios. Failure of the Company and its subsidiaries to meet such performance measures and/or maintain such ratios would constitute events of default under the Vendor Financing Agreement, notwithstanding the ability of the Company to meet its debt service obligations. An event of default under the agreement would allow the lender to accelerate the maturity of such indebtedness. In such event, a significant portion of the Company's other indebtedness may become due and payable. The Company was in compliance with all such ratios as of March 31, 1997. See "Description of Certain Indebtedness -- The Vendor Financing Agreement."

         The Company believes that PCS equipment vendors will make additional financing available under terms similar to the terms of the existing Vendor Financing Agreement for PCS equipment purchases related to the initial buildout of the Kentucky/Tennessee BTAs. The Company intends to obtain financing for its equipment purchases for the Kentucky/Tennessee BTAs concurrent with signing an equipment purchase agreement for the Kentucky/Tennessee BTAs. However, there can be no assurance that additional vendor financing will be available to the Company, or if available, that it can be obtained on terms acceptable to the Company and within the limitations contained in the Indentures or the Vendor Financing Agreement.

         The Company believes that the net proceeds from the Offering, together with the net proceeds from the Preferred Stock Sales, cash on hand (including proceeds from the Maine Disposition) and borrowings under the Vendor Financing Agreement and additional vendor financing, which the Company expects to be available, will be sufficient to finance the development, construction and operating costs associated with the initial buildout of the PCS Markets and the completion of the digital upgrade of the Company's cellular system. Although the Company is currently unable to predict with certainty the amount of expenditures that may be made subsequent to the initial buildout of the PCS System, the Company expects that it may require additional capital. Sources of additional capital may include vendor financing, cash flow from operations, public and private equity and debt financings and asset dispositions by the Company. The Company may also require additional financing in the event it decides to make additional acquisitions. The extent of additional financing required will partially depend on the success of the Company's business. The Company currently has no other sources of income or cash flows other than its cellular and newly launched PCS operations and the interest income earned from investing the net proceeds from the Maine Disposition and the remaining net proceeds from 1996 Offerings. There can be no assurance that additional financing will be available to the Company, or if available, that it can be obtained on terms acceptable to the Company and within the limitations contained in the Indentures, the Vendor Financing Agreement or that may be contained in any future financing arrangements. See "Description of Certain Indebtedness" and "Description of the Notes." The restrictions on additional indebtedness under the Indentures require the Company to satisfy specified leverage ratios in order to incur indebtedness; however, they permit the Company and its subsidiaries to incur an unlimited amount of additional indebtedness to finance the acquisition of inventory or equipment. See "Risk Factors -- Priority of Secured Debt; Structural Subordination" and "-- Significant Capital Requirements."

         The Company expects to incur significant operating losses and to generate significant negative cash flow from operating activities during the next several years, while it develops and constructs its PCS System and builds a PCS customer base. Cash interest will not be payable on the April 1996 Notes or the February 1996 Notes prior to 2001. However, at March 31, 1997, on a pro forma basis after giving effect to the Transactions, the Company would have had $851.1 million of indebtedness outstanding, and the accretion of original issue discount on the April 1996 Notes and the February 1996 Notes will cause an increase in the Company's liabilities from March 31, 1997 of $266.2 million ($129.9 million by February 1, 2001 with respect to the February 1996 Notes and $136.3 million by May 1, 2001 with respect to the April 1996 Notes). Management believes that cash flow from operations may be insufficient to repay the April 1996 Notes, the February 1996 Notes and the Notes in full at maturity and that they may need to be refinanced. There can be no assurance that any such refinancing could be effected successfully or on terms acceptable to the Company. See "Risk Factors -- Ability to Service Debt; Restrictive Covenants; Refinancing Risks."

         During the three months ended March 31, 1997, the Company used net cash of $48.7 million in operating activities as compared to net cash provided from operating activities of $3.1 million for the same period of 1996. Included in net cash used in operating activities for the three months ended March 31, 1997 was $29.6 million of net loss, $6.3 million of bond accretion on the February 1996 Notes and the April 1996 Notes, $9.5 million of depreciation and amortization and $35.2 million related to changes in assets and liabilities. During 1996, the Company used net cash of $15.3 million in operating activities, which was a decrease of $20.9 million from 1995. Included in net cash used in operating activities for 1996 was $27.6 million of net loss, $12.1 million of non-cash interest expense on the bonds, $10.1 million of depreciation and amortization and ($11.7) million related to changes in assets and liabilities. During 1995, the Company generated net cash of $5.6 million from operating activities, which was an increase of $1.4 million over the prior year. Included in net cash provided from operating activities of 1995 was $3.0 million of net income, $5.1 million of depreciation and amortization and ($3.2) million related to changes in assets and liabilities. During 1994, the Company expensed $.4 million related to the evaluation and formation of strategies to obtain PCS licenses. These costs were reimbursed by Powertel PCS Partners, L.P. during 1995. Additionally, the Company incurred $3.7 million of such expenses during 1995 which were reimbursed by Powertel on a monthly basis.

         Cash provided by investing activities was $36.2 million for the three months ended March 31, 1997, as compared to cash used of $24.9 million for the same period of 1996. For investing activities for the three months ended March 31, 1997, the Company incurred capital expenditures totaling $36.2 million (primarily related to the buildout of the PCS System and support systems) and other license costs (primarily microwave relocation expenditures) of $3.3 million. These uses of capital were more than offset by the liquidation of short-term investments totaling $75.7 million. Cash used for investing activities was $489.1 million for 1996 as compared to cash used of $22.8 million for 1995. Investing activities for 1996 included capital expenditures totaling $233.6 million (primarily related to the buildout of the PCS System and support system, including information technology systems, for the PCS business), short term investments of $75.7 million, the acquisition of the PCS license for the Atlanta MTA for $195.2 million and other license costs (primarily microwave relocation expenditures) of $15.2 million. In addition, the Company received $15.4 million in cash in 1996 related to the acquisition of Powertel PCS Partners, L.P. Cash used for investing activities was $22.8 for fiscal year 1995 as compared to $9.3 million for 1994. Investing activities for 1995 included capital expenditures totaling $7.7 million (the majority of which related to the purchase and installation of a new digital switch for the Cellular Markets) and an investment in Powertel PCS Partners, L.P. of $17.0 million (to fund Powertel's portion of the acquired PCS licenses and working capital). During 1995, the Company received $1.8 million in refunds of certain non-interest bearing subordinated capital certificates from the Rural Telephone Finance Cooperative related to a borrowing agreement entered into by Unicel prior to the Company's acquisition of Unicel.

         Cash provided by financing activities, which consisted primarily of additional borrowings of $34.3 million under the Vendor Financing Agreement, amounted to $34.5 million for the three months ended March 31, 1997 compared to $276.6 million for the same period of 1996, during which the Company completed debt and equity offerings which provided $304.4 million in net proceeds. Cash provided by financing activities amounted to $689.2 million for 1996 compared to $17.3 million for 1995. Cash provided by financing activities during 1996 included $110.0 million from the Stock Offering, $151.5 million from the 1996 Preferred Stock Sales, $385.3 million of net proceeds from the Unit Offering and the Debt Offering and $69.5 million from borrowings under the Vendor Financing Agreement. Cash used by financing activities during 1996 included $28.1 million for repayment of amounts outstanding under the credit facility through Valley Finance, Inc., a direct wholly owned subsidiary of ITC Holding, with National Bank for Cooperatives. During 1995, the Company repaid $1.5 million on a note outstanding to ITC Holding and borrowed $20.8 million under the credit facility. Cash provided by financing activities was $5.2 million for fiscal year 1994.

RECENT ACCOUNTING PRONOUNCEMENTS

         In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("FAS 128"), "Earnings Per Share," which becomes effective for fiscal years ending after December 15, 1997. FAS 128 changes certain reporting and disclosure requirements for earnings per share and will require restatement of all prior period earnings per share amounts.

         In October 1995, the FASB issued Statements of Financial Accounting Standards No. 123 ("FAS 123") "Accounting for Stock-Based Compensation," which became effective for fiscal years beginning after December 15, 1995. FAS 123 established new financial accounting and reporting standards for stock-based compensation plans. Entities will be allowed to measure compensation cost for stock-based compensation under FAS 123 or APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 will be required to make pro forma disclosures of net income and earnings per share as if the provisions of FAS 123 had been applied. The Company adopted FAS 123 on January 1, 1996 and elected to continue to measure compensation cost for stock-based compensation under APB Opinion No. 25. Accordingly, the adoption of FAS 123 did not impact the 1996 statement of operations. See Note 6 to the consolidated financial statements included elsewhere in this Prospectus for a pro forma disclosure as if the provisions of FAS 123 had been applied.

         In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 ("FAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which becomes effective for fiscal years beginning after December 15, 1995. FAS 121 established standards for determining when impairment losses on long-lived assets have occurred and how impairment losses should be measured. The Company adopted FAS 121 in 1996. The adoption of FAS 121 did not have a material impact on the Company's financial statements.

                                    BUSINESS

         Powertel provides PCS services in the southeastern United States under the name "Powertel" and provides cellular telephone service in contiguous portions of western Georgia and eastern Alabama under the name "InterCel." Powertel's PCS licenses encompass a territory of approximately 246,000 contiguous square miles with a population of approximately 24.3 million people and include licenses acquired in 1995 and 1996 to serve the MTAs of Atlanta, Georgia; Jacksonville, Florida; Memphis, Tennessee/Jackson, Mississippi; and Birmingham, Alabama and licenses to serve the Kentucky/Tennessee BTAs which the Company acquired in the D/E/F Auctions.

         In the D/E/F Auctions, the Company acquired both the 10 MHz "D" block and the 10 MHz "E" block licenses in each of the BTAs of Evansville, Indiana; Lexington, Louisville, Bowling Green-Glasgow, Corbin, Madisonville, Owensboro, Paducah-Murray-Mayfield and Somerset, Kentucky; Nashville and Cookeville, Tennessee; and Hopkinsville, Kentucky-Clarksville, Tennessee; and the 10 MHz "E" block license in the Knoxville, Tennessee BTA. The aggregate purchase price for these licenses, which encompass an area of approximately 66,000 square miles with a population of approximately 6.8 million people, was $31.2 million. With the addition of the Kentucky/Tennessee BTAs, Powertel has one of the largest contiguous PCS footprints in the southeastern United States. The Company expects its expanded PCS footprint to provide a competitive advantage in attracting new PCS customers in its markets.

         Powertel first introduced its PCS services in October 1996 in Jacksonville, Florida and Montgomery, Alabama and, to date, has launched its PCS services in an additional 15 cities: Brunswick, Georgia; Memphis and Jackson, Tennessee; Florence, Anniston, Gadsden, Birmingham, Huntsville, Tuscaloosa and Dothan, Alabama; Jackson and Tupelo, Mississippi; and Gainesville, Panama City and Tallahassee, Florida. In all of these markets, the Company was the first to offer PCS services commercially. Powertel intends to continue to rapidly build out its PCS network and to launch its PCS services. As of March 31, 1997, the Company had approximately 35,000 PCS subscribers.

         Powertel intends to become a leading provider of wireless telecommunications services in the southeastern United States by: (i) expanding its market presence and subscriber base by offering significant value to its customers; (ii) aggressively and creatively marketing a broad range of wireless telecommunications services; and (iii) increasing cash flow margins by achieving economies of scale and operating efficiencies and effectively implementing technological advances. The Company believes that the market for wireless telecommunications services will expand significantly as equipment costs and service rates continue to decline, equipment becomes more convenient and functional and wireless services become more diverse. The Company believes that by expanding its presence in the southeastern United States it will be well positioned to capitalize on this market opportunity and on the region's positive demographics. The Company intends to build upon the extensive experience of its management team in the telecommunications industry, the Company's experience and reputation in the southeastern cellular market and its relationships with other telecommunications providers to create a broad regional wireless telecommunications company. The Company intends to continue to be among the first PCS operators in its service areas to market advanced digital PCS wireless systems with increased capacity, improved quality and greater functionality than traditional analog cellular systems.

THE WIRELESS TELECOMMUNICATIONS INDUSTRY

         Overview. Wireless telecommunications networks use a variety of radio frequencies to transmit voice and data in place of, or in addition to, standard landline telephone networks. Wireless telecommunications technologies include one-way radio applications, such as paging or beeper services, and two-way radio applications, such as cellular telephone and specialized mobile radio ("SMR") networks. Each application operates on a distinct radio frequency block.

         Since its initial introduction in 1983, commercial cellular telephone service has grown dramatically and now dominates the wireless telecommunications market. Service revenues for the wireless telephone industry set an annual record of over $23.6 billion during 1996 (an increase from approximately $482 million in 1985).

The number of wireless telephone subscribers nationwide has grown from approximately 680,000 in 1986 to an estimated 44 million at December 31, 1996.

         In 1993, the FCC allocated a portion of the radio spectrum for the provision of a new wireless communications service, commonly known as PCS. PCS differs from traditional cellular telephone service principally in that PCS systems operate at a higher frequency and employ advanced digital technology. Relative to existing cellular service, these features are expected to enable PCS system operators to offer customers lower cost service options, lighter handsets with longer battery lives and new and enhanced service offerings. The number of wireless telephone subscribers has grown at a compound annual rate of 40% over the last three years. The PCIA estimates that the number of cellular and PCS wireless service subscribers will reach 84.5 million by the year 2000 and that PCS subscribers will account for approximately 23.1 million of such subscribers.

         Most cellular services currently transmit voice and data signals over analog-based systems, which use one continuous electronic signal that varies in amplitude or frequency over a single radio channel. Digital systems, on the other hand, convert voice or data signals into a stream of digits that is compressed before transmission, enabling a single radio channel to carry multiple simultaneous signal transmissions. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies to offer new and enhanced services, such as greater call privacy and single number (or "find me") service, and more robust data transmission features, such as "mobile office" applications (including facsimile, electronic mail and connecting notebook computers with computer/data networks).

         While digital technology serves generally to reduce transmission interference relative to analog technology, limitations in the 8 Kb cellular digital handsets initially deployed in cellular systems by most digital wireless operators also caused a perceptible decline in transmission quality. This gap in transmission quality proved to be a barrier to cellular operators seeking to switch their customers from analog to digital service. PCS providers are currently utilizing 13 Kb digital handsets. These handsets offer digital transmission quality comparable to, if not better than, current analog cellular handsets. Enhanced 13 Kb handsets for GSM systems have recently become available, and PCS providers, including the Company, are currently upgrading their systems to fully support the enhanced handsets to allow users of these handsets to obtain improved voice quality.

         The Company believes the growth of the consumer market for wireless telecommunications will accelerate due to anticipated declines in costs of service, increased function versatility, and increased awareness of the productivity, convenience and safety benefits associated with such services. The Company also believes the rapid growth of notebook computers and personal digital assistants, combined with emerging software applications for wireless delivery of electronic mail, fax and database searching, will further stimulate demand for wireless service. Moreover, the Company expects to see an increased demand for local residential or fixed wireless telecommunications services as a replacement to wireline products. AT&T Wireless, which holds PCS licenses encompassing approximately 93% of the U.S. population, has reportedly developed wireless technology that would allow AT&T to compete with LECs. This proprietary technology reportedly will route calls to and from subscribers' landline or mobile telephones over AT&T's wireless network, thereby bypassing LECs. The Company intends to continue to monitor the demand for wireline replacement services and to supplement its current wireless service offerings in the future as appropriate to address a portion of this market segment.

         Operation of Wireless Systems. Two-way wireless service areas are divided into multiple regions called "cells," each of which contains a base station system consisting of a low-power transmitter, a receiver and signaling equipment. The cells are typically configured on a grid in a honeycomb-like pattern, although terrain factors (including natural and man-made obstructions) and signal coverage patterns may result in irregularly shaped cells and overlaps or gaps in coverage. Cellular system cells generally have a radius ranging from two miles to 25 miles. PCS system cells generally have a radius ranging from one-quarter mile to eight miles, depending on the PCS technology being used, antenna type and configuration, local capacity requirements and terrain. The base station system in each cell is connected by microwave, fiber optic cable or telephone wires to a mobile switching center, which uses computers to control the operation of the wireless telephone system for its entire service area. The mobile switching center controls the transfer of calls from cell to cell as a subscriber's handset travels, manages call delivery to handsets, allocates calls among the cells within the system and connects calls to the local landline telephone system or to a long distance telephone carrier. Wireless service providers have interconnection agreements with various local exchange carriers and interexchange carriers, thereby integrating the wireless telephone system with landline telecommunications systems. Because two-way wireless systems are fully interconnected with landline telephone networks and long distance networks, subscribers can receive and originate both local and long distance calls from their wireless telephones.

         The signal strength of a transmission between a handset and a base station system declines as the handset moves away from the base station, so the mobile switching center and the base stations systems monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the mobile switching center may "hand off" the call to another base station that can establish a stronger signal with the handset. If a handset leaves the service area of the wireless service provider, the call is disconnected unless an appropriate technical interface is established to hand off the call to an adjacent system.

         Operators of wireless systems frequently agree to provide service to subscribers from other compatible systems who are temporarily located in or traveling through the service area. Such subscribers are called "roamers." Agreements among system operators allocate revenues received from roamers. With automatic roaming, wireless subscribers are preregistered in certain systems outside their service area and receive service automatically while they are roaming, without having to notify the switching office. Other roaming features permit calls to a subscriber to "follow" the subscriber into different systems, so that the subscriber will continue to receive calls in a different system just as if the subscriber were within his or her service area.

         While PCS and cellular networks utilize similar technologies and hardware, they operate on different frequencies and utilize different signaling protocols. As a result, it generally will not be possible for users of one type of system to "roam" on a different type of system outside of their service area, or to hand off calls from one type of system to another unless the handset is capable of operating on multiple frequencies or technology platforms (i.e., dual-mode). This is also true for PCS subscribers seeking to roam in a PCS service area served by operators using incompatible PCS signaling protocols. See "-- Digital Technology." The Company expects that dual-mode handsets capable of receiving and transmitting over both analog cellular and GSM-based PCS networks will become available in late 1997, but that they will weigh and cost more than single-mode handsets. Automatic delivery of calls over analog cellular systems to a roaming digital PCS subscriber using a dual-mode phone on a GSM-based PCS system is expected to be available in late 1997.

         Wireless subscribers generally are charged separately for monthly access, airtime, long distance calls and custom calling features (although many custom calling features are included in monthly access charges in the Company's pricing plans). Wireless system operators have been required to pay fees to LECs for interconnection to their networks or toll charges based on standard or negotiated rates. However, pursuant to the 1996 Telecommunications Act, such interconnection arrangements must now be reciprocal and cost-based, with each party compensating the other at the same rate for the right to interconnect with such carrier's network. See "-- Regulation of Wireless Telecommunications Systems." The Company recently entered into interconnection agreements for its cellular and PCS operations with BellSouth, the LEC with which the Company primarily interconnects in its service territory. Effective April 1, 1997, the mutual and reciprocal interconnection rates under these agreements range from $.005644 to $.01586 per minute. These rates represent a significant decrease from the previous rates paid by the Company to BellSouth of approximately $.022 per minute. When wireless operators provide service to roamers from other systems, they generally charge roamer airtime usage rates, which usually are higher than standard airtime usage rates for their own subscribers, and additionally may charge daily access fees. Special, discounted rate roaming arrangements, often between neighboring operators who wish to stimulate usage in their respective territories, provide for reduced roaming fees and no daily access fees.

         Digital Technology. Digital signal transmission is accomplished through the use of frequency management technologies, or "protocols." These protocols "manage" the radio channel either by dividing it into distinct time slots (a method known as Time Division Multiple Access, or "TDMA") or by assigning specific coding instructions to each packet of digitized data that comprises a signal (a method known as CDMA). While the FCC has mandated that licensed cellular systems in the United States must utilize compatible analog signaling protocols, at present there is no required universal digital signaling protocol. Currently, three principal competing, incompatible signaling protocols have been proposed by various vendors for use in PCS systems: GSM, CDMA and IS-136. The GSM protocol is an updated, up-banded version of the TDMA-based protocol widely used in European and other countries. IS-136 is an up-banded version of the TDMA-based digital cellular protocol now used by cellular operators in the United States. Because IS-136 is based on current TDMA-based cellular protocols, the dual-mode (analog cellular/PCS) handset using IS-136 technology was the first dual-mode handset to become commercially available. Because the three protocols are incompatible, a subscriber of a system that relies on GSM technology, for example, will be unable to use his handset when traveling in an area served only by CDMA or IS-136-based wireless operators unless he carries a dual-mode handset that permits him to use one of the wireless providers' systems in that area. Because dual-mode handsets are not expected to be commercially available for GSM/analog cellular until late 1997, the success of each protocol will depend both on its ability to offer enhanced wireless service and on the extent to which its users will be able to use their handsets when roaming outside their service area. See "-- PCS Operations -- PCS System." However, there can be no assurance that the FCC or industry organizations will not mandate a universal digital switching protocol in the future. See "Risk Factors -- Risks Relating to Selection of PCS Digital Protocol."

PCS OPERATIONS

         Overview. The Company provides PCS services in the southeastern United States under the name "Powertel." The Company has licenses to provide PCS services in contiguous portions of 12 southeastern states. The Company believes that by expanding its presence in the southeastern United States through the acquisition of the licenses for the Kentucky/Tennessee BTAs, it will be able to build upon its experience and reputation in its southeastern cellular markets, benefit from the region's positive demographics and capitalize on its relationships with other telecommunications providers in the southeast.

         PCS Markets. The Company holds licenses to provide PCS to the Birmingham, Alabama MTA; the Jacksonville, Florida MTA; the Memphis, Tennessee/Jackson, Mississippi MTA; the Atlanta MTA; and the Kentucky/Tennessee BTAs. The PCS Markets encompass approximately 246,000 contiguous square miles in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, South Carolina and Tennessee. Approximately 24.3 million people and over 10,250 miles of highway are located in the Company's PCS Markets. As of March 31, 1997, the Company had approximately 35,000 PCS subscribers in 16 markets in Alabama, Florida, Georgia, Mississippi and Tennessee.

         The following table sets forth certain information regarding the Company's PCS Markets:

                          PCS MARKET AREA INFORMATION

                                                                                 Estimated
                                                                        Annual    Annual     Estimated
                                                License               Populatio Population  Retail Sales   Highway
                                Net Population  Cost per   Square       Growth    Growth   Growth 1993-98   Miles
PCS Markets                     Equivalents(a)   POP(b)   Miles(c)    1980-90(d) 1993-98(c)     (%)(c)       (c)
-----------                     --------------  --------  --------     -------- ----------- -------------  -------
Jacksonville, Florida MTA(e)..      2,531,000   $  19.03     28,880       1.9%     1.5%        7.1%         1,080
Memphis, Tennessee/Jackson,
 Mississippi MTA(e)...........      3,617,000      12.50     54,070        .1       .8         6.5          1,638
Birmingham, Alabama MTA(e)....      3,441,000      10.74     38,964        .4       .9         6.2          1,518
Atlanta MTA(e)................      7,871,000      24.85     58,116       1.6      2.3         7.2          3,034
Kentucky/Tennessee BTAs(f)....      6,833,000       4.57     65,767        .4      1.1         6.9          3,009
                                   ----------   --------    -------       ---      ---         ---         ------
  Total/Weighted Average......     24,293,000   $  14.70    245,797        .9%     1.5%        6.9%        10,279
                                   ==========   ========    =======       ===      ===         ===         ======

---------------------

(a) Net Population Equivalents means the estimated population of the licensed market area multiplied by percentage ownership of the license. The estimated population is based on the 1996 Paul Kagan Associates, Inc. Cellular/PCS POP Book. The Company owns 100% of each of the PCS licenses.
(b) License Cost Per POP for the Jacksonville, Florida MTA, the Memphis, Tennessee/Jackson, Mississippi MTA, and the Birmingham, Alabama MTA represents the portion of the purchase price paid by the Company for Powertel allocated to the PCS licenses for such MTAs. The allocation between the three markets is based on the relative prices paid for the licenses by Powertel. License Cost Per POP for the Atlanta MTA represents the price per POP to be paid by the Company to GTE Mobilnet in the Atlanta MTA Acquisition.
(c)      Source: 1995 PCS Atlas and Databook, Paul Kagan Associates, Inc.
(d) Annual Population Growth is computed from information contained in the 1990 U.S. Census.
(e) Represents either the 30 MHz "A" block license or "B" block license in each MTA.
(f) Represents both the 10 MHz "D" block and 10 MHz "E" block licenses in 12 of the Kentucky/Tennessee BTAs and the 10 MHz "E" block license in the Knoxville, Tennessee BTA.

         The success of the Company's PCS operations will depend, in part, on the Company's ability to be among the first in its markets to provide its customers with integrated service offerings at competitive rates. The Company believes it can become a low-cost provider of PCS and expand its market presence by generating operating economies of scale through contiguous market areas, distinguishing its products from those of its cellular competitors, and focusing on customer acquisition and retention, as it has done in its cellular business.

         PCS Services. The Company operates a fully digital, GSM-based PCS system. See "-- PCS System" below. GSM technology enables the Company to offer new and enhanced services and features, including the following:

         - Secure Communications. Sophisticated encryption algorithms provide increased call security, encouraging users to make private, professional and personal calls that they might otherwise have made only on landline telephones.

         - Sophisticated Call Management. The Company's PCS System offers call screening, routing and forwarding, caller I.D., caller I.D. blocking, message waiting, call hold, call transfer and selective call screening, rejection and forwarding.

         - Enhanced Battery Performance. PCS handsets consume, on the average, less power than cellular handsets. In contrast to cellular handsets which transmit at a constant rate of power, PCS handsets are able to determine the distance between a handset and a cell site and vary the wattage of the handset accordingly. This extends the amount of time a battery can be used without having to be recharged.

         - Single Number Service. This service will provide subscribers with a convenient way to transfer all incoming calls between primary landline and wireless locations automatically. When a subscriber's handset is activated, the network will route all incoming calls to the subscriber's wireless number. When the handset is deactivated, all calls will be directed to the subscriber's primary landline location. "Find Me" service will enable subscribers to direct their incoming calls to one of several alternative locations (landline telephone, paging system handset, mailbox, etc.) on an ongoing basis. The Company expects to have the capability to offer single number service in late 1997.

         - Enhanced Wireless Data Transmission. Digital networks are capable of simultaneous voice and data communications. The Company currently offers basic enhanced wireless data transmission services, such as alphanumeric short messaging service. The Company believes that, as data transmission technologies develop, a number of additional potential uses for such services will emerge, including enhanced "mobile office" applications, access to stock quote services, transmission of text such as maps and manuals, transmission of photographs, connections of wireless point-of-sale terminals to host computers, monitoring of alarm systems, automation of meter reading and monitoring of status and inventory levels of vending machines.

         - SIM Card. Credit card-sized Subscriber Identity Module ("SIM") cards, programmed with the user's billing information and a specified service package, allows subscribers to open Powertel accounts and obtain PCS connectivity automatically through an over-the-air activation process simply by inserting their SIM cards into compatible PCS handsets and pressing any key on the handset. A customer may also request and receive any alteration or upgrade remotely through the same over-the-air process. Once roaming agreements between the Company and international PCS providers are in place, subscribers will also be able to roam internationally anywhere GSM is deployed by using their SIM cards with handsets compatible with the local system. As of May 15, 1997, the Company had entered into roaming agreements with 13 international GSM-based wireless providers, and the Company expects that subscribers will be able to roam internationally by using SIM cards in certain markets by late 1997.

         The Company intends to extend its current offerings of wireless telecommunications services, which generally consist of wireline enhancement services that supplement the customer's landline telephone, to include wireline replacement services that will serve as the customer's primary mode of telecommunication. An example of a wireline replacement service is "enhanced cordless" handsets, which operate as cordless landline telephones when used in or near the customer's home and operate as wireless PCS handsets when used elsewhere.

         PCS Roaming. The Company's PCS subscribers may roam outside their "home" markets anywhere within the Company's PCS coverage area without being assessed daily access fees or increased airtime usage rates. In addition, the Company has reciprocal roaming agreements in place with Aerial Communications, Inc. ("Aerial Communications"), Airadigm Communications Inc. ("Airadigm"), American Personal Communications, Inc., BellSouth Mobility DCS, the PCS subsidiary of BellSouth Corporation ("BellSouth Mobility DCS"), Microcell Connexions Inc., Omnipoint Communications, Inc., Pacific Bell Mobile Services Corp. and Western Wireless Corporation and, after a period of technical testing, expects to begin offering its customers roaming capabilities by the third quarter of 1997 in the service areas where these providers are operational. The Company intends to provide such roaming services outside of its service areas to its customers at rates lower than those traditionally offered by cellular providers.

         Several other PCS licensees (including winning bidders in the D/E/F Auctions) have announced that they intend to deploy GSM-based PCS systems. Together, PCS licensees (including Powertel) that have constructed, or announced their intention to construct, GSM-based PCS systems cover markets containing approximately 260 million persons, or approximately 98% of the U.S. population. However, one of the GSM licensees, Pocket, which recently filed for reorganization under Chapter 11 of the United States Bankruptcy Code, has licenses in markets containing approximately 35 million people. There can be no assurance that all of these licensees will deploy GSM-based PCS systems. Three of these licensees (BellSouth Mobility DCS, Aerial Communications and DigiPH Communications, Inc.) own licenses in MTAs and BTAs that are contiguous to the PCS Markets which, assuming such markets are built out and roaming agreements are in place, will increase the size of the contiguous geographic area where a customer of the Company can roam using his GSM handset. BellSouth Mobility DCS is currently providing PCS service in multiple markets in North and South Carolina, and the Company is currently conducting certain tests prior to implementing roaming service to and from such markets.

The Company's subscribers will not be able to roam in markets without at least one PCS licensee using the GSM protocol unless the subscriber uses a dual-mode telephone that would permit the subscriber to use the existing analog cellular wireless system in such other market. Such dual-mode phones are not expected to be available until late 1997 and are expected to be heavier and cost more than single-mode phones. See "Risk Factors -- Risks Relating to Selection of PCS Digital Protocol."

         PCS Customer Service. The Company recognizes that superior customer service is vital to minimizing customer churn and to contributing to the long-term success of its business. Accordingly, the Company has taken steps to ensure that its PCS customers are fully introduced to its service offerings, that they completely understand how to use the Company's equipment and its features, and that they receive prompt and reliable service from the Company's customer service representatives. The Company currently provides PCS subscribers with toll-free access to its customer service representatives 24 hours a day, seven days a week. In addition, PCS subscribers can reach a customer service representative from their handsets (with no airtime charge) by dialing *611.

         PCS Sales, Marketing and Distribution. The Company markets its PCS service offerings primarily through: (i) a direct sales force; (ii) 16 Company-operated retail stores; (iii) a network of independent agents, each of which has a retail store presence; and (iv) mass merchandisers, such as Radio Shack, Office Depot and Circuit City. In addition to traditional distribution channels, the Company will consider marketing its PCS products and services through nontraditional distribution channels, including the internet, telemarketing and direct mail. The Company supports its marketing activities with local and regional advertising.

         The Company's direct and retail store PCS sales force currently consists of approximately 160 employees. The Company's sales employees understand the Company's PCS system, products and services, so that they, in turn, can provide extensive information to prospective customers. Sales commissions generally are linked both to subscriber revenue and subscriber retention. The Company expects that it will increase its PCS sales force to approximately 300 employees by the end of 1997.

         The Company also negotiates volume discounts from vendors of PCS telephone equipment and passes on a substantial portion of the discount on, and further subsidizes the cost of, such telephone equipment to its subscribers and sales agents. The Company offers service for a fixed monthly charge (accompanied by varying allotments of unbilled or "free" minutes), plus additional variable charges per minute of use. A high volume caller might find an option with a higher monthly access charge and lower per-minute charges to be most advantageous. A lower volume user might choose a different package, featuring a lower access fee and higher per-minute charges. Voicemail, caller ID, caller ID blocking, call waiting and numeric messaging are included in a customer's monthly access fee. The Company currently charges a $.10 per minute toll charge for all long distance calls terminating within the Current PCS Markets and a $.15 per minute toll charge for all calls terminating outside of the Current PCS Markets. Optional features available at an additional charge include special toll calling plans, custom call service, call forwarding, enhanced voicemail, alphanumeric short messaging, fax management, message management and handset loss protection. The Company recently conducted a promotional offering whereby customers could purchase unlimited local airtime through 1997 for $50 per month. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

         The Company offers over-the-air activation whereby a customer can initiate service by purchasing a handset from any of the Company's distribution channels and pressing any key on the handset to reach Powertel customer service. During this call, the customer service representative can obtain all necessary customer information and conduct a credit scoring assessment. The customer's telephone can be activated within minutes following this call. The Company does not require its PCS customers to sign long-term service contracts. The Company currently subsidizes a portion of all PCS handset purchases, but after such subsidy, such handsets are generally more expensive to subscribers than cellular handsets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

         In marketing its PCS services, the Company emphasizes the enhanced features and favorable pricing of its PCS System. The Company also promotes the improved call security of its PCS System, which the Company believes encourages users to make confidential calls that they might not otherwise make on an analog cellular telephone. The Company anticipates offering certain bundled services with other service providers in the future, such as long-distance, cable television, and internet access companies. The Company's ability to offer bundled services has increased as a result of requirements imposed on incumbent LECs by the 1996 Telecommunications Act. Incumbent LECs will be required to provide other telecommunications carriers like the Company with access to unbundled network elements at any technically feasible point, on reasonable terms and conditions. In addition, the Company and other wireless operators will be entitled to purchase LEC retail services at wholesale rates. Further, the LECs' rates for interconnection must be just, reasonable and cost-based.

         Initially, the Company is concentrating its PCS marketing efforts on the following several key types of customers:

         - large, communications-intensive corporate accounts, currently using or considering cellular or private radio systems, that would benefit from integrated mobile telephone, short messaging and wireless data transmission capabilities;

         - high-mobility customers using or considering cellular telephones who would benefit from the enhanced features and services available on the Company's PCS System and from the Company's large and contiguous discounted rate footprint, its customer service and its competitive pricing; and

         - low-mobility customers attracted to PCS as an alternative to their landline telephones or as a second telephone "line" in their homes.

         The Company's PCS services will also compete more directly with traditional landline telephone service providers. As prices decline for PCS service and as the Company is able to provide a broader array of bundled services, the advantages of mobility together with customized combinations of PCS services will make PCS services increasingly attractive for telephonic communications and may result in penetration into the landline telephone market. This potential for increased PCS penetration of the landline market was enhanced by the 1996 Telecommunications Act, which requires LECs to interconnect with other telecommunications providers such as the Company at just and reasonable rates that are based on costs. The Company expects that the PCS services offered by operators will initially serve to enhance traditional landline telephone services and will eventually be capable of replacing some traditional landline telephone services.

         PCS System. The Company's PCS System utilizes the GSM digital protocol. The Company chose GSM because it: (i) has been operating successfully in European and other countries for approximately six years; (ii) offers enhanced features such as call encryption and short messaging; and (iii) utilizes an open system architecture between the mobile switching center and base station systems, thereby allowing the Company to purchase equipment from a variety of vendors, improving the Company's ability to reduce equipment costs.

         The GSM protocol has been up-banded from the 1.8 GHz frequency now used by cellular operators in Europe to the 1.9 GHz frequency allocated for PCS in the United States and has been adapted to interface with the U.S. landline telephone switching network. However, in order to provide voice transmission quality comparable to that currently offered by landline systems, the 13 Kb vocoders, which are part of the GSM handsets, are being upgraded to enhanced 13 Kb vocoders. The Company is in the process of upgrading its mobile switching center software to fully support the enhanced 13 Kb vocoders which are commercially available today in many GSM handsets.

         Currently, the Company offers PCS service in markets containing approximately 30% of the population in the Current PCS Markets. The system design primarily utilizes high-powered sites to provide wide area coverage of the most dense population centers, surrounding communities and connecting traffic corridors.

Smaller, low-power sites provide enhanced coverage and supplemental capacity in heavy usage areas. Upon completion of the initial buildout in its Current PCS Markets (excluding Albany, Georgia and Chattanooga, Tennessee), the Company expects to offer service in markets containing approximately 60% of the population within the Current PCS Markets. The initial coverage is expected to extend across 23 metropolitan areas and secondary cities within the Current PCS Markets (Atlanta, Augusta, Macon, Savannah, Columbus and Athens, Georgia; Memphis and Jackson, Tennessee; Jackson and Tupelo, Mississippi; Florence, Huntsville, Anniston, Gadsden, Birmingham, Tuscaloosa, Montgomery and Dothan, Alabama; and Panama City, Tallahassee, Jacksonville, St. Augustine and Gainesville, Florida), as well as the major highway corridors connecting those areas. The Company expects to complete the initial buildout of the Current PCS Markets (excluding Albany, Georgia and Chattanooga, Tennessee) by late 1997 and the Albany, Georgia and Chattanooga, Tennessee metropolitan areas in 1998. Thereafter, based on customer demand and competitive factors, Powertel intends to continue to build out its Current PCS System to enhance and expand its coverage.

         The Company is currently acquiring sites and rapidly building its system in the Atlanta, Georgia MTA. The Company is completing the system design and coverage phase of its initial buildout of the Kentucky/Tennessee BTAs and expects to begin selecting and acquiring sites for its transmitters in these markets in the third quarter of 1997. Sites will be selected on the basis of their coverage of targeted customers, cost to construct the site and on frequency propagation characteristics. In many cases, the Company may be required to obtain zoning approval. For new sites, the Company estimates that the site acquisition process can take three to twelve months. Once sites are acquired and the requisite governmental approvals are obtained, preparation of each site, including grounding, ventilation and air conditioning, equipment installation, testing and optimization generally will require an additional two to four months. In addition to frequency planning, system design and site acquisitions, the implementation of the Kentucky/Tennessee PCS System will require construction and equipment procurement, installation and testing.

         One of the Company's objectives is to reduce the risk of delays during the buildout schedule while maintaining the integrity of the system design. In particular, during the initial implementation, the Company attempts to locate sites for its towers and base stations where zoning approvals and other necessary permits are likely to be obtained easily. Siting on government property has been facilitated somewhat by the 1996 Telecommunications Act, which requires the President to prescribe procedures by which Federal departments and agencies may make Federal property, rights-of-way and easements available on a fair, reasonable and non-discriminatory basis for the placement of spectrum-based services. In addition, the 1996 Telecommunications Act requires the FCC to provide technical support to states to encourage them to make state property, rights-of-way and easements available for such purposes. The 1996 Telecommunications Act further mandates that state and local governments may not deny requests for facilities siting, construction or modification based on the environmental effects of RF emissions, so long as the facilities comply with the FCC's emissions standards. However, some zoning delays due to government monitoring remain nonetheless. The use of existing towers and other facilities occupied by other telecommunications service providers and utility companies is expected to facilitate the buildout process for the Company. Powertel has entered into agreements with other telecommunications and utility companies to enable Powertel to install PCS base stations and other equipment on the companies' existing towers in the Current PCS Markets. The Company also pursues access to multiple sites concurrently to provide contingencies in case of permit denials and to use, where possible, pre-fabricated buildings with equipment pre-installed, or outdoor equipment cabinets (which eliminates the need for equipment buildings in some instances). See "Risk Factors -- Necessity of Zoning Approvals."

         The Company's buildout schedule may be revised from time to time as a result of changing circumstances. The Company's ability to proceed with the buildout of its PCS System may be subject to successful negotiation of site acquisitions or leases, the availability of equipment and financing, and the receipt of necessary governmental approvals. In addition, the timing of the scheduled buildout will be subject to normal construction and other possible delays.

         The infrastructure of a PCS system generally consists of digital switches, base station transmitters and receivers, and related equipment. Additional costs are attributable to site acquisition and preparation and installation services. The Company has entered into an equipment purchase agreement and a Vendor Financing Agreement with Ericsson. See "Risk Factors -- PCS System Implementation Risks; Operational Risks,"

"Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness -- The Vendor Financing Agreement."

         In general, the frequency spectrum licensed by the FCC for PCS use was partially occupied by private and common carrier fixed microwave users. Many of these microwave incumbents provide services that could or would interfere with or receive interference from the operation of the PCS System and, as a result, have to be relocated. In an effort to balance the competing interests of existing microwave users and newly authorized PCS licensees, the FCC adopted a transition plan to relocate such microwave operators to other spectrum blocks. With regard to the Company's PCS licenses in the Current PCS Markets, this transition plan allowed most microwave users to operate in the PCS spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. However, the FCC has recently shortened the voluntary negotiation period with respect to D/E/F block licenses, including the licenses for the Kentucky/Tennessee BTAs, to one year. For public safety entities dedicating a majority of their system communications for police, fire or emergency medical services operations, the voluntary negotiation period is three years. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the incumbent microwave user is permitted to continue its operations until final FCC resolution of the matter. In most cases where the Company has displaced a microwave incumbent in the Current PCS Markets, the Company has been or will be responsible for paying the microwave incumbent's relocation expenses and for any actions necessary to put the microwave incumbent's new facility into operation. The Company has been successful in relocating the necessary microwave links for the initial buildout of its Current PCS Markets (excluding Albany, Georgia and Chattanooga, Tennessee). As of March 31, 1997, the Company had signed microwave relocation agreements for 106 microwave links at a cost of $29.2 million and estimates that it may be required to relocate between 40 and 50 additional microwave links in the PCS Markets. It may be necessary for the Company to relocate additional microwave links as it enhances and expands its coverage following the initial buildout of its PCS System.

         The FCC has a cost-sharing plan to allocate the costs of microwave relocations among PCS licensees where a PCS licensee's relocation efforts and expense has benefitted another. Under the approved plan, a PCS licensee would not be required to contribute to the relocation costs of a particular microwave link unless that link, by application of the FCC's objective interference test, was determined to cause interference to or receive interference from the PCS licensee's system. However, a PCS licensee's cost-sharing obligation is generally limited to $250,000 per microwave link unless a new or modified tower is required, in which case the cost-sharing obligation is limited to $400,000. In addition to the microwave relocation expenses incurred by the Company as a result of direct negotiations with incumbent microwave licensees, the Company expects to incur a limited number of cost-sharing obligations and to also be entitled to recoup certain of its costs due to cost-sharing obligations imposed upon other licensees under the plan. Two non-profit clearinghouses have been established to administer the FCC's cost-sharing plan.

         The Company has increased capacity in certain markets in its PCS System due to the response to its recent Prestige Partners Promotion. See "Risk Factors -- PCS System Implementation Risks; Operational Risks." In general, system capacity has been expanded by installing additional transmitters at existing sites and by site "splitting," a process whereby a single large cell is divided into two or more smaller cells by using, in some cases, lower-powered transmitters and towers with lower elevations. Additionally, the Company has recently upgraded its Ericsson switching equipment to Ericsson's Release 2 Software which enabled increased network capacity and expects to upgrade to Ericsson's Release 3 Software in the near future. In the future, additional capacity typically will be added in response to anticipated demand and may be at substantially less than the proportionate cost of the initial system. The Company believes the cost of this additional capacity will be competitive with the cellular industry's cost of adding capacity for additional subscribers.

         Management Services. The Company may enter into agreements to provide management services to entities that obtain BTA licenses in areas that geographically complement the Company's existing wireless service area.

Cellular Operations

         Cellular Markets. The Cellular Markets consist of contiguous portions of four RSAs in western Georgia and eastern Alabama. The Cellular Markets have a population of approximately 296,000 persons and encompass approximately 2,900 square miles. Since the Company commenced service in late 1990, the number of Company subscribers in the Cellular Markets has grown to 22,161 at December 31, 1996 (a penetration of approximately 7.5% of the total population in the Cellular Markets).

         While competition is significant, the Company believes that the Cellular Markets, a unique combination of parts of four RSAs in which no other single wireless operator presently offers service, provide a competitive advantage by enabling the Company to serve many significant areas desired by subscribers and travelers, including approximately 100 miles of Interstate Highway 85 and 40 miles of Interstate Highway 185, Auburn University, Callaway Gardens and West Point Lake.

         Set forth in the table below is certain operating information concerning the Cellular Markets:


                                 POWERTEL'S CELLULAR MARKETS OPERATING INFORMATION

                                     THREE MONTHS                       YEAR ENDED DECEMBER 31,
                                         ENDED         ---------------------------------------------------------
                                    MARCH 31, 1997       1996         1995        1994         1993       1992
                                    --------------     -------       ------      ------       ------     -------
Net Population Equivalent(a).......       295,600       295,600      290,900     286,300      281,800    277,400
Total Number of Subscribers(b).....        23,245        22,161       18,294      14,408       10,590      7,447
Market Penetration(b)..............           7.9%          7.5%         6.3%        5.0%         3.8%       2.7%
Monthly Average Revenue Per
  Subscriber.......................        $41.49        $41.23       $43.20      $45.20       $47.77     $49.64
Monthly Average Churn Rate(c)......           1.9%          1.9%         2.1%        1.8%         1.3%       1.1%

-------------------------

(a) Net Population Equivalents means the estimated population of the license market area multiplied by percentage ownership of the license. The Company owns 100% of each of its cellular licenses. The estimated population is based on the 1996 Paul Kagan Associates, Inc. Cellular/PCS POP Book.
(b)      Data is as of the end of the period.
(c) Monthly Average Churn Rate means number of subscriber cancellations per month, as a percentage of the average total subscribers in such month. Monthly Average Churn Rate is stated for the last month of each period.

         The cost of acquiring a new customer is substantial, and the Company is continually monitoring customer churn and taking steps to minimize it. Customer churn generally tends to increase as the customer base grows and more competition enters the marketplace. The Company believes that a more focused and proactive customer retention process has resulted in a decreased churn rate in the Cellular Markets.

         Cellular Services. The Company provides a variety of cellular services and products designed to match a range of consumer, business and personal security needs. In addition to mobile voice and data transmission, the Company offers ancillary services such as call forwarding, call waiting, three party conference calling, voice message storage and retrieval, and no-answer transfer. The Company offers cellular service for a fixed monthly charge (accompanied by varying allotments of unbilled or "free" minutes), plus additional variable charges per minute of use. Various pricing programs (some of which are based on multi-year service contracts) are available. Ancillary services are included in some service package offerings, billed separately in others or priced on a stand-alone basis.

         The Company has completed the initial upgrade of its analog cellular system to digital to allow its cellular customers to obtain enhanced services similar to those provided by digital PCS operators, including improved call security and data transmission features. Currently, however, the quality of digital cellular voice transmissions experienced in the Company's Cellular Markets is inferior to that provided by analog systems.

The Company is currently marketing its digital service in a limited manner. Once improved handset equipment is available, which is expected in late 1997, and more complete digital coverage is available outside the Cellular Markets, the Company expects to increase the marketing of its digital services. Because its digital switches are capable of handling both analog and digital transmissions, the Company will be able to continue to offer analog cellular service to those customers who do not transfer to digital service and will be able to capture roaming revenues from users of both analog and digital service.

         Cellular Roaming. In order to make using its wireless service more convenient and, in some instances, more affordable, the Company has negotiated automatic and special rate roaming agreements with other cellular providers. Currently, the Company's cellular subscribers enjoy automatic call delivery in most of the United States through a feature known as "Follow Me Roaming Plus." The Company has special discounted roaming arrangements with certain other cellular carriers in areas near the Cellular Markets, which provide the Company's subscribers with reduced rates when roaming in these surrounding areas. In most cases, these rates approximate the local per-minute rates with no daily charge. The Company believes that expanded, discounted rate calling areas attract customers and promote roaming by wireless telecommunications users traveling within the Company's Cellular Markets.

         Cellular Customer Service. The Company believes superior customer service is integral to its success in the Cellular Markets. The Company provides toll-free access with no airtime charges to its cellular customer service representatives on a 24-hour basis, seven days a week. In addition, account representatives contact cellular subscribers at regular intervals in order to assist management in evaluating and measuring, on an ongoing basis, the quality and competitiveness of the Company's cellular services.

         Cellular Sales, Marketing and Distribution. The Company markets its cellular service offerings primarily through: (i) its direct sales force; (ii) four Company-operated cellular retail stores and two kiosks; and (iii) a network of dealers and other agents, such as electronics stores, car dealerships and paging service companies. The Company's direct and retail cellular sales force currently consists of approximately 21 cellular employees. The Company's sales employees understand the Company's cellular system, products and services, so that they, in turn, can provide information to customers. Sales commissions generally are linked to both subscriber revenue and subscriber retention.

         The Company supports its marketing activities with local and regional advertising. The Company also negotiates volume discounts from vendors of cellular telephone equipment and, as a means of stimulating demand for cellular service, passes on a substantial portion of the discount on such telephone equipment to its subscribers and sales agents. In addition, the Company offers pricing programs (generally based on service contracts extending up to three years) in which subscribers receive a credit on their bill toward, at the customer's option, the cost of a cellular telephone and auxiliary equipment, or a credit against the customer's cellular service charges. Subscribers who do not fulfill their obligations under the service contracts are obligated to repay the full original credit amount.

         The Company seeks to increase customer value by continuously updating and expanding its pricing package options. The Company offers numerous pricing package options tailored to fit the needs of different subscribers such as the Corporate Plans for corporate users, the Professional and Frequent Caller Plans for active users, and the Economy Plan for infrequent users. The Company offers "Family Plan" and "Extra Plan" service to its cellular users. Under these plans, a family may receive monthly access to more than one cellular number without receiving multiple bills. Additional cellular numbers may be added at a reduced rate, and the family members may share their unbilled airtime allowances.

         Cellular System. The main switching office for the Cellular Markets is located in Huguley, Alabama. The Company's cellular system in the Cellular Markets consists of 17 cell sites.

         All 17 of the Company's existing cell sites are omnidirectional for maximum coverage. Reflectors have been installed at five of the sites in order to ensure that their signals do not extend beyond the geographic areas in which the Company is authorized to provide cellular service. The Company uses a Company-owned microwave transmission system, in conjunction with leased capacity on fiber optic systems and traditional landline facilities, to connect the cells to the main switching offices in the Cellular Markets. The Company plans to add approximately seven new cell sites during the next two years in order to accommodate anticipated subscriber and usage growth and to equalize transmission quality throughout the Cellular Markets.

         The Company recently converted its cellular system to a state-of-the-art dual-mode analog/TDMA digital system. By deploying TDMA, the Company has positioned itself to provide digital services to enable it to compete with other digital wireless telecommunications providers as they enter the market. The Company recognizes, however, that compatibility with other cellular providers is a significant factor in subscriber growth and revenue from roamers. Accordingly, the equipment that the Company has installed, while TDMA-ready, is also CDMA-capable with the addition of CDMA equipment at the cell sites and a limited software upgrade to the existing digital cellular switch. If market conditions justify the investment of substantial additional capital for the CDMA equipment at the cell sites and switch upgrade, the Company can be in the position of providing cellular service to analog, TDMA and/or CDMA digital subscribers.

         In order to receive digital service, the Company's current cellular subscribers have to exchange their analog handsets for new digital handsets. The Company expects that its analog customers will switch to digital handsets over time according to their personal service needs. In order to encourage usage of its digital cellular system and to retain cellular subscribers, the Company is considering programs, such as trade-in, rental and leasing packages, to encourage existing customers to upgrade to digital services when the Company begins promoting such services.

         The infrastructure and subscriber equipment used in the Company's cellular system generally is available from multiple sources, and the Company believes that such equipment will continue to be readily available in the foreseeable future.

         Maine Disposition. In May 1997, the Company sold its cellular operations in the State of Maine to Rural Cellular Corporation ("Rural Cellular") for an aggregate price of $77.2 million (which includes $5.4 million that is being held in escrow for indemnification or purchase price adjustment obligations). The Company acquired its Maine cellular operations in 1994 for $36.4 million. As of December 31, 1996, the Company had increased the Maine subscriber base at a compound annual rate of approximately 39% from 1994. The growth rate in the Maine Cellular Market exceeded that of the Company's Cellular Markets due generally to a market penetration in the Maine Cellular Market that was lower at the time of the Company's acquisition of Unity Cellular Systems, Inc., its Maine cellular subsidiary ("Unicel"), than that in the Cellular Markets and to the introduction of new service plans and promotional incentives following the Company's acquisition of Unicel. As of December 31, 1996, the Company had 25,456 subscribers in the Maine Cellular Market (a penetration of approximately 5.0% of the total Maine market population).

COMPETITION; OTHER TELECOMMUNICATIONS TECHNOLOGIES

         General. The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements, and changes in consumer preferences and expectations. Accordingly, the Company expects competition in the wireless telecommunications business to be dynamic and intense as a result of the entrance of new competitors and the development of new technologies, products and services.

         Each of the markets in which the Company competes is or will be served by multiple other two-way wireless service providers, including cellular, PCS and ESMR operators and resellers. Many of these competitors have been operating for a number of years, currently serve a substantial subscriber base and have significantly greater financial and technical resources than those available to the Company. Some competitors are expected to market other services, such as cable television access, with their wireless telecommunication service offerings. Several of the Company's competitors are operating, or planning to operate, through joint ventures and affiliation arrangements, wireless telecommunications systems that encompass most of the United States.

         The Company also will face competition from other current or developing technologies, such as paging, ESMR and global satellite networks. As a result of advances in digital technology, ESMR operators have begun to design and deploy digital mobile networks that increase the frequency capacity of ESMR systems to a level that may be competitive with that of cellular systems. A limited number of ESMR operators have recently begun offering short messaging, data services and interconnected voice telephony services on a widespread basis. Nextel operates digital mobile networks in most major U.S. markets, including in the Atlanta market. Another ESMR operator, Southern Communications, has begun to offer ESMR service in Georgia, Alabama, northern Florida and southeastern Mississippi.

         Pursuant to recent changes in FCC regulations, existing PCS licensees have the ability to partition their licenses (transfer a portion of their licensed geographic territory) or disaggregate their licenses (transfer a portion of their spectrum allocation) to other qualified entities, thus creating the potential for additional competitors in the marketplace. The FCC has recently concluded an auction for 30 MHz of spectrum located in the 2.3 GHz band, known as WCS. These licenses were auctioned in 5 MHz and 10 MHz blocks in each license area. The FCC has determined that WCS providers will be permitted to offer a broad range of services, but has imposed certain restrictions which the FCC has indicated will make the use of WCS spectrums for mobile applications "prohibitively expensive" and "technologically infeasible." The FCC has recently announced that it will auction two local multipoint distribution service licenses (one 1,150 MHz block and one 150 MHz block) in each BTA. These licenses will allow licensees to provide wireless cable, telephony, video communications, data and other services. In addition, several entities have received and several others are seeking FCC authorization to construct and operate global satellite networks to provide domestic and international mobile communications services from geostationary and low earth orbit ("LEO") satellites. While geostationary orbiting satellites are subject to transmission delays inherent in high earth orbit satellite communications, a mobile satellite system could reduce transmission delays with LEO satellites and could augment or replace communications with segments of land-based wireless systems. Based on current technologies, however, satellite transmission services are not expected to be competitively priced relative to wireless telecommunications services. Finally, the Omnibus Budget Reconciliation Act of 1993 (the "Budget Act") requires, among other things, the allocation to commercial use of a portion of 200 MHz of the spectrum currently reserved for government use. It is possible that some portion of the spectrum that is reallocated will be used to create new land-mobile services or to expand existing land-mobile services.

         Continuing technological advances in telecommunications and FCC policies that encourage the development of new spectrum-based technologies make it impossible to predict the extent of future competition. The 1996 Telecommunications Act alters regulatory and industry barriers which for years deterred easy competition within and between telecommunications markets. The amended statute and related FCC rulemakings are expected to continue to open new avenues for competitive offerings of wireless, wireline and hybrid services. Among the statutory provisions are requirements that telecommunications providers interconnect with each other and employ common technical standards and features. Further, if customers complain about lack of access to telephone toll service (long distance) providers of their choice, the FCC may require unblocking access to such providers through a code or similar mechanism. Additionally, LECs must offer: (i) access to unbundled network elements at any technically feasible point, on reasonable terms and conditions; (ii) retail services for resale at wholesale rates; and (iii) access to their poles, ducts, conduits, and rights-of-way, on rates, terms, and conditions that are just and reasonable. Incumbent LECs also must make available: (i) interconnection and unbundled access at any technically feasible point; (ii) nondiscriminatory access to poles and conduits; (iii) unbundled local loops, switching and transport; (iv) (for competing providers of telephone exchange or toll services) dialing parity and nondiscriminatory access to telephone numbers and directory and operator services; and (v) number portability, to the extent feasible. Further, the FCC now requires LECs to share certain infrastructure and information with certain requesting carriers. See "-- Regulation of Wireless Telecommunications Systems." While these changes are expected to help the Company gain access to and interconnection with wireline facilities and wireless networks, other service providers may take advantage of the interconnection duty to require the Company to open its facilities for carriage of their customer traffic. In addition, although wireless service providers such as the Company are not now classified as LECs, the FCC may change that definition in the future. If such a time arises, the Company would likely become subject to LEC duties including the foregoing obligations.

         The 1996 Telecommunications Act also permits regional Bell operating companies ("RBOCs") and their affiliates to provide commercial mobile services between a LATA and points outside that area. Such "interLATA" services may be offered outside of a RBOC's local exchange service states immediately. RBOCs may offer such services inside such states ("in-region") once certain conditions have been satisfied.

         The Company expects to compete with other communications technologies that now exist, such as conventional mobile telephone service, ESMR systems and paging services, and with cellular and PCS resellers. In the future, cellular service and PCS will also compete more directly with traditional landline telephone service providers and with cable operators who expand into the offering of traditional communications services over their cable systems. In addition, the Company may face competition from technologies that may be introduced in the future.

         The Company anticipates that market prices for two-way wireless services generally will decline in the future based upon increased competition. The Company competes to attract and retain customers principally on the basis of pricing, services and enhancements, its customer service and the size and location of its service areas. The Company's ability to compete successfully will also depend, in part, on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors, which could adversely affect the Company's operating margins.

         PCS Markets. The Company's PCS business will directly compete with many other PCS providers, including PrimeCo, Sprint PCS and AT&T Wireless, in its PCS Markets. The FCC has auctioned five other PCS licenses in each of the Company's markets, and each licensee has the ability to sell or transfer a portion of its licenses to others. See "-- Regulation of Wireless Telecommunications Systems -- Licensing of PCS." The Company believes that AT&T Wireless may commence service in the Atlanta MTA prior to the Company. The Company also expects that existing wireless service providers in the PCS Markets, some of which have been operational for a number of years and have significantly greater financial and technical resources than those available to the Company, will continue to upgrade their systems to provide comparable services in competition with its PCS System. These wireless competitors include AT&T Wireless, BellSouth Mobility, GTE Mobile, Alltel and Palmer. The Company may face additional competition from winning bidders in the D/E/F Auctions. These potential competitors include Sprint PCS, Alltel and BellSouth Wireless, each of which obtained 10 MHz licenses in many of the same BTA's in which the Company holds licenses. See "Risk Factors -- Competition."

         PCS licensees choosing IS-136 technology, including AT&T Wireless, are expected to cover territories covering the entire U.S. population because IS-136 handsets are currently capable of operating at both cellular and PCS frequencies. Several major PCS providers, including PrimeCo and Sprint PCS, have announced commercial service of CDMA-based PCS systems in multiple markets. Together, CDMA-based PCS providers will cover approximately 100% of the U.S. population. The fact that these major PCS providers have chosen digital protocols other than GSM as their PCS technology may adversely affect the Company's ability to establish a PCS customer base and to successfully compete in the PCS business with those PCS operators offering greater roaming capabilities. See "Risk Factors -- Risks Relating to Selection of PCS Digital Protocol" and "-- PCS Operations -- PCS System."

         Handsets used for GSM-based PCS systems will not be automatically compatible with cellular systems, and vice versa. The Company expects dual-mode phones to be available in late 1997, which will permit subscribers to roam by using the existing cellular wireless system in other markets. Until then, this lack of interoperability may impede the Company's ability to attract current cellular subscribers or potential new wireless communication subscribers that desire the ability to access different service providers outside of the Company's markets.

         The retail price of the Company's PCS handsets initially have not been as low as the price of analog cellular handsets. Whereas cellular providers often subsidize fully the sale of analog cellular handsets such that subscribers are not required to pay for the handsets, the price of PCS handsets are generally higher because the Company is offering its customers only partial offsets of the cost of PCS handsets. While the Company believes that its PCS handsets are competitively priced as compared to digital cellular handsets of comparable size, weight and features, cellular operators may also subsidize the sale of digital handset units at prices below those with which the Company will be able to compete.

         Cellular Markets. The Company currently competes with one other cellular licensee in each of its Cellular Markets, and expects to compete with several PCS licensees, resellers and one or more ESMR providers. Such competition may be intense. The Company expects to compete with other wireless providers in its markets by upgrading its cellular system to provide comparable services and features, continuing to expand its automatic and discounted rate roaming service areas, and competitively pricing its products and services. See "Risk Factors -- Competition."

REGULATION OF WIRELESS TELECOMMUNICATIONS SYSTEMS

         The FCC regulates the licensing, construction, operation and acquisition of wireless telecommunications systems in the United States pursuant to the Federal Communications Act of 1934, as amended (the "Communications Act"), and the rules, regulations and policies promulgated by the FCC thereunder. Additional regulatory authority over PCS providers is granted to the FCC by the Budget Act.

         Under the Communications Act, the FCC is authorized to establish regulations governing the interconnection of PCS and cellular systems with wireline and other wireless carriers, allocate channels and frequencies, grant or deny license renewals and applications for transfer of control or assignment of PCS and cellular licenses, and impose fines and forfeitures for any violations of FCC regulations. The 1996 Telecommunications Act and ongoing FCC rulemakings are expected to lead to new regulations concerning interconnection of networks. See "-- Competition; Other Telecommunications Technologies." The 1996 Telecommunications Act also permits the FCC to lift regulations where they are no longer necessary in the public interest.

         Licensing of PCS. The FCC has divided the United States and its possessions and territories into PCS markets made up of 493 BTAs and 51 MTAs. Each MTA consists of at least two BTAs. Numerous licensees may compete in each PCS service area. The FCC has allocated 120 MHz of radio spectrum in the 2 GHz band for licensed broadband PCS services. The FCC divided the 120 MHz of spectrum into six individual blocks, each of which is allocated to serve either MTAs or BTAs. The spectrum allocation includes two 30 MHz blocks ("A" and "B" blocks) licensed for each of the 51 MTAs, one 30 MHz block ("C" block) licensed for each of the 493 BTAs, and three 10 MHz blocks ("D", "E" and "F" blocks) licensed for each of the 493 BTAs. A PCS license has been or will be awarded for each MTA and BTA in every block, for a total of more than 2,000 licenses. Under the FCC's rules, a broadband PCS licensee may own combinations of licenses (e.g., one MTA (30 MHz) and one BTA (10 MHz)) with total aggregate spectrum coverage of up to 45 MHz in a single geographic area. The FCC recently relaxed its limitation on cellular cross-ownership of PCS licenses in the same area, permitting existing cellular licensees to acquire up to 20 MHz of broadband PCS spectrum in overlapping markets. Thus, no entity may hold licenses for more than 45 MHz of CMRS spectrum in a single geographic area, unless, in the case of overlapping cellular licenses, such overlapping licenses cover less than 10% of the population of the PCS territory. See "-- Commercial Mobile Radio Spectrum Limit."

         The FCC recently revised its rules to allow broadband PCS licensees in the "A," "B," "D" and "E" blocks the flexibility to divide and sell portions of any size of their licenses at any time. Under the revised rules, any of such licensees may divide their licenses through geographic partitioning (dividing spectrum by geographic area) or through spectrum disaggregation (dividing license by amount of spectrum) to any entity that meets the FCC's requirements (e.g., foreign ownership limits). The rules apply special restrictions to license holders in the "C" and "F" blocks, which are restricted to entrepreneurs and small businesses, by limiting partitioning or disaggregation for five years.

         The FCC has recently completed the auctions for licensing of the PCS allocated spectrum. For these auctions, the FCC had comprehensive rules that outlined the bidding process, described the bidding application and payment process, established penalties for certain bid withdrawals, default or disqualification, established regulatory safeguards, and reserved two of the six frequency blocks (the "C" and "F" blocks) for "entrepreneurs" and small businesses. The "A" and "B" block licenses were granted on June 23, 1995. The auction for the "C" block licenses was completed on May 6, 1996, and the winning bidders' licenses have been granted (with some grants being on a conditional basis subject to required changes in ownership structure, for example) on a case-by-case basis over the past several months, with the exception of certain winning bidders who subsequently defaulted on payment obligations. Certain of these defaulted "C" block licenses have been subsequently re-auctioned to qualified bidders and others are still subject to re-auction in the future at the discretion of the FCC. The D/E/F Auctions were completed by the FCC on January 14, 1997. The Company recently submitted its final payment for the licenses for the Kentucky/Tennessee BTAs.

         All PCS licenses will be granted for a 10-year period, at the end of which they must be renewed. Licenses may be revoked at any time for cause. All 30 MHz broadband PCS licensees, including the Company, must construct facilities that offer coverage to one-third of the population of their service area within five years of their initial license grants and to two-thirds of the population within 10 years. For the 10 MHz broadband PCS licenses (i.e., "D" and "E" block licenses), licensees including the Company must service with a signal level sufficient to provide adequate service to at least one-quarter of the population in their licensed area within five years of being licensed, or make a showing of substantial service in their licensed area within the same time frame. Licensees that fail to meet the coverage requirements may be subject to forfeiture of the license. The FCC will conduct random audits to ensure that licensees are in compliance with the FCC's holding period and attribution rules. Rule violations could result in license revocations, forfeitures or fines.

         Licensing of Cellular Systems. The FCC grants licenses to operate cellular systems in defined market areas. The United States and its possessions and territories have been divided into 734 cellular markets, consisting of 306 MSAs and 428 RSAs. Each cellular service area is served by two licensees, a block "A" licensee and a block "B" licensee.

         Following notice of completion of construction, a cellular operator obtains initial operating authority. Cellular authorizations are issued generally for a 10-year term beginning on the date of the grant of an initial construction permit and are renewable upon application to the FCC for periods of up to 10 years. The FCC may revoke a license prior to the end of its term in extraordinary circumstances (such as when serious violations of FCC rules have occurred).

         Under the Communications Act, the authorized service area of a cellular provider in each of its markets is referred to as the Cellular Geographic Service Area or "CGSA." A cellular licensee has the exclusive right to serve the entire area that falls within the licensee's MSA or RSA for a period of five years after grant of the licensee's construction permit. At the end of the five-year period, however, the licensee's CGSA rights become limited to the area actually served by the licensee as of that time, as determined pursuant to a formula adopted by the FCC. After the five-year period, any entity may apply to serve portions of the MSA or RSA outside the licensee's CGSA.

         The five-year fill-in periods for Alabama RSA 5, Alabama RSA 8 and the Company's portions of Georgia RSAs have expired. There were no unserved areas remaining in Alabama RSA 5 and Alabama RSA 8 at the time their respective fill-in periods expired. As of March 31, 1997, only a minute portion of Georgia RSA 5 located in the extreme northwest corner of Heard County remains unserved. The Company has determined that it would not be prudent for the Company to invest in extending its cellular service into that area at this time.

         Near the conclusion of the license term (the year 2000, in the case of the Company's current licenses for the Cellular Markets), licensees must file applications for renewal of licenses to obtain authority to operate for up to an additional 10-year term. Applications for license renewal may be denied if the FCC determines that the grant of an application would not serve the public interest, convenience and necessity. In addition, at license renewal time, other parties may file competing applications for the authorization. In the event that qualified competitors file, the FCC may be required to hold a hearing to determine whether the incumbent or the competitor will receive the license. The FCC will grant a preference, or "renewal expectancy," to the existing cellular licensee upon a showing that it has (i) provided "substantial" service during its past license term and (ii) substantially complied with applicable FCC rules and policies and the Communications Act.

         Character and Citizenship Requirements. Applications for FCC authority may be denied, and in extreme cases licenses may be revoked, if the FCC finds that an entity lacks the requisite "character" qualification to be a licensee. In making that determination, the FCC considers whether an applicant or licensee has been the subject of adverse findings in a judicial or administrative proceeding involving, among other things, the possession or sale of unlawful drugs, fraud, antitrust violations or unfair competition.

         Under the Communications Act, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not own, in the aggregate, more than 20% of a common carrier licensee; or more than 25% of the parent of a common carrier licensee if the FCC determines that the public interest would be served by prohibiting such ownership.

         Failure to comply with these requirements may result in the FCC issuing an order to the entity requiring divestiture of alien ownership to bring the entity into compliance with the Communications Act. In addition, fines, a denial of renewal or revocation of the license are possible. The Company's Third Restated Certificate of Incorporation permits the redemption of the Company's Common Stock from stockholders where necessary to protect the Company's regulatory licenses.

         Transfers and Assignments of PCS Licenses. The Communications Act requires the FCC's prior approval of the assignment or transfer of control of a PCS license. In addition, the FCC has established transfer disclosure requirements that require licensees who transfer control of or assign a PCS license within the first three years to file associated contracts for sale, option agreements, management agreements or other documents disclosing the total consideration that the applicant would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds a PCS license or PCS system generally may be bought or sold without prior FCC approval.

         Transfers and Assignments of Cellular Licenses. The Communications Act requires the FCC's prior approval of the assignment or transfer of control of a construction permit or license for a cellular system. Subject to FCC approval, a license or permit granted to a nonwireline entity may be transferred or assigned to a wireline entity, and vice versa. Non-controlling interests in an entity that holds a cellular license or cellular system generally may be bought or sold without prior FCC approval. In the case of a sale proposed to occur before the expiration of certain holding periods, the FCC may prohibit or impose limitations on such a sale, or require the seller to make certain representations as a condition precedent to such a sale. For RSAs, the minimum holding period generally expires upon completion of initial construction. Any acquisition by the Company of cellular interests may also require the prior approval of state or local regulatory authorities having jurisdiction over the cellular telephone industry.

         Interconnection Requirements. The 1996 Telecommunications Act imposes an affirmative duty upon all telecommunications carriers, including the Company, to connect their networks to each other. It also imposes a duty to negotiate in good faith and requires interconnection at any technically feasible point of the network on just, reasonable and nondiscriminatory terms and in a manner equal in quality to that provided by the incumbent telephone company to itself and any affiliate. The incumbent must also offer access to a minimum number of unbundled elements of its network necessary for the provision of local service, which a competitor may select in any combination. The 1996 Telecommunications Act requires the incumbent to resell its local service and to provide for access to rights-of-way (including poles, ducts, conduits) to carriers seeking to offer a competitive local service.

         On August 8, 1996, the FCC issued a decision promulgating rules relating to the interconnection requirements imposed by the 1996
Telecommunications Act (the "Interconnection Order"). The Interconnection

Order: (i) requires that interconnection compensation between CMRS providers and LECs be mutual and reciprocal; (ii) establishes that charges for transport and termination services be cost-based based on the LEC's forward looking total element long-run incremental costs (with a default range of $.002 to $.004 per minute for switching and end office termination and a default price ceiling of $.0015 per minute for tandem switching and termination for these states that have not imposed their own pricing methodology); (iii) gives state regulatory commissions jurisdiction over the implementation of the LEC-CMRS interconnection agreements, with the FCC retaining certain separate and independent jurisdiction under the 1996 Telecommunications Act; (iv) gives CMRS carriers the opportunity to renegotiate existing non-reciprocal LEC interconnection agreements; (v) declines to require "bill and keep" for CMRS carriers but permits the states to impose such arrangements where traffic between carriers is roughly balanced or where carriers voluntarily negotiate such an agreement; (vi) explicitly states that most traffic between a CMRS provider and the LEC is not subject to interstate access charges, except in limited circumstances; and (vii) refrains from treating CMRS providers for most regulatory purposes as local exchange carriers, which could have subjected CMRS providers to the stricter regulatory requirements imposed on incumbent LECs on issues such as interconnection, access to unbundled elements and resale. The default rates set forth in the Interconnection Order represent a substantial reduction from rates in place prior to the order, which rates generally ranged from $.03 to $.05 per minute. In addition, such rates previously were not mutual and reciprocal, so a CMRS provider could not charge a LEC for minutes of use originated by the LEC's network and delivered to and terminated on the CMRS provider's network.

         The FCC's Interconnection Order is currently the subject of both petitions for reconsideration and judicial review. On October 15, 1996, the United States Court of Appeals for the Eighth Circuit granted a stay of parts of the Interconnection Order pending further proceedings in that court. This stay was appealed to the U.S. Supreme Court, which Court declined to vacate the stay. Subsequently, in response to an emergency motion filed by AirTouch Communications, Inc., a CMRS provider, the Eighth Circuit removed the stay of certain portions of the FCC's rules and re-instated the following requirements:
(i) that LECs negotiate with wireless carriers for reciprocal and mutual compensation arrangements for transport and termination of local telecommunications traffic terminating on either of the parties' networks; (ii) that wireless carriers shall have the right to re-negotiate any existing interconnection arrangements which provide for non-reciprocal compensation for local telecommunications traffic with any local exchange carrier; and (iii) that the definition of "local telecommunications traffic" to which the above requirements apply consists of calls that originate and terminate within the same MTA, a geographic area which is not directly related to, but is generally much larger than, a local exchange carrier's defined local calling area. The Eighth Circuit heard oral argument in this case on January 17, 1997. At this time it is not possible to predict when or if the remaining portions of the Interconnection Order that have been stayed by the court will go into effect.

         Universal Service Reform. The FCC has recently adopted a plan for the implementation of universal service reform. While the plan does not impose a surcharge on wireless customers in order to meet universal service funding goals, the FCC adopted a competitively neutral contribution mechanism based on end-user telecommunications revenues. The FCC has not yet adopted a method for determining what percentage of revenues each carrier should contribute, but the FCC has stated that it agrees with a previous finding of the Federal-State Joint Board, established pursuant to the 1996 Telecommunications Act, that the 1996 Telecommunications Act does not preclude states from requiring CMRS providers, such as the Company, to contribute to state support mechanisms. See "Risk Factors -- Government Regulation."

         Other Federal Regulations. Wireless systems are subject to certain Federal Aviation Administration regulations respecting the location, lighting and construction of cellular transmitter towers and antennas and may be subject to regulation under the National Environmental Policy Act and the environmental regulations of the FCC. The Company uses common carrier point-to-point microwave and traditional landline facilities to connect cell sites and to link them to their respective main switching offices. These facilities are separately licensed by the FCC and are subject to regulation as to technical parameters and service.

         Wireless providers also must satisfy a variety of FCC requirements relating to technical and reporting matters. One such requirement is the coordination of proposed frequency usage with adjacent wireless users, permittees and licensees in order to avoid electrical interference between adjacent systems. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters. Also, under the 1996 Telecommunications Act, wireless equipment must be accessible to and usable by persons with disabilities. The FCC also regulates wireless service resale practices and the terms under which certain ancillary services may be provided through wireless facilities. For example, all CMRS system operators are required to provide service to "resellers." These resellers buy blocks of telephone numbers from licensees and resell service through their own distribution network to the public. CMRS system operators cannot unreasonably restrict the resale of their services.

         Commercial Mobile Radio Spectrum Limit. The FCC has limited the amount of PCS, cellular and SMR spectrum that an investor may aggregate in a given geographic area to 45 MHz. The Company's ability to invest in wireless services providers in certain geographic areas is likely to be limited by this restriction. In addition, the FCC may amend its rules to include other types of mobile services in this spectrum aggregate limit.

         State and Local Regulation. In 1993, Congress amended the Communications Act to preempt state or local regulation of the entry of, or the rates charged by, any commercial or private mobile radio service provider. Notwithstanding such preemption, a state may petition the FCC for authority to begin regulating or to continue regulating commercial mobile radio service rates. Petitioners must demonstrate that existing market conditions cannot protect consumers from unreasonable and unjust rates or that the service is a replacement for traditional wireline telephone service for a substantial portion of the wireline service within the state. Eight states petitioned the FCC for authority to regulate, or continue regulating, commercial mobile radio service rates and entry. The FCC denied seven of these petitions and one was withdrawn. As of the date hereof, the states in which the Company currently provides or plans to provide service (Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, South Carolina and Tennessee) either have not sought to regulate such matters or, in the case of Louisiana, have had their petition to regulate denied by the FCC.

         States are not, however, prohibited from regulating other terms and conditions of CMRS, such as service quality, billing procedures and consumer protection standards. In addition, the siting and construction of cellular transmitter towers, antennas and equipment shelters are often subject to state or local zoning, land use and other regulations. Under the 1996 Telecommunications Act, states may not restrict cell siting or modification based upon the environmental effects of radio frequency emissions if those emissions meet the standards which the FCC imposed in 1996. However, state and local governmental authorities continue to impose regulations that expressly prohibit the construction of additional tower sites, including several governmental authorities in the Company's PCS Markets. These governmental moratoria are the subject of a Petition for Declaratory Ruling filed with the FCC by the CTIA. The Petition argues that these restrictions effectively impede market entry of new telecommunications services and providers and are in violation of the Communications Act. CTIA is seeking federal preemption of state and local siting and zoning moratoria regulation. See "Risk Factors --Necessity of Zoning Approvals."

         Recent Events. The 1996 Telecommunications Act precludes the FCC from requiring CMRS providers to hand off long distance traffic to the long distance carrier chosen by the subscriber (i.e., the provision of "equal access"). The 1996 Telecommunications Act provides, however, that if the FCC receives complaints that consumers are not receiving access to the long distance carrier or carriers of their choice, then the FCC may require provision of access to those carriers through an access code or similar mechanism.

         The 1996 Telecommunications Act also eliminates, to a large extent, restrictions on the RBOCs' provision of interLATA long distance services and, if certain conditions are satisfied, permits the restrictions to be lifted in their entirety. See "-- Competition; Other Telecommunications Technologies." The Company cannot predict the outcome of FCC implementation of the 1996 Telecommunications Act or the effect of the 1996 Telecommunications Act or any resulting regulations or policies on cellular or PCS operations, and there can be no assurance that such regulations or policies will not adversely affect the Company's business or financial condition.

         On July 26, 1996, the FCC released a report and order which mandates the implementation of widespread emergency 911 services available by PCS and other CMRS providers, including enhanced 911 ("E911") services that provide the caller's telephone number, location, and other useful information. By April 1998, PCS providers must be able to transmit to a Public Safety Answering Point ("PSAP") 911 calls from a PCS handset (without call validation), including those from callers with speech or hearing disabilities, with the automatic number identification. Assuming that a cost recovery mechanism is in place, by mid-1998 such providers must be able to relay to a PSAP both the caller's automatic number identification and cell site identification, and by 2001 they must be able to identify the location of a 911 caller within 125 meters in 67% of all cases. These proceedings have also raised questions concerning the potential liability of wireless operators providing E911 services. While most landline telephone companies are protected by their tariffs or are covered expressly by state or local statutes, CMRS providers generally do not file tariffs and many states have no indemnity provisions or only limited indemnity provisions relating to the provision of E911 services by a wireless operator. The wireless industry as a whole has been active in addressing this issue through the introduction and support of proposed legislation in many of the states. In addition, many states are individually addressing the issue of cost recovery mechanisms to support both the wireless and wireline implementation of E911 services. The FCC rules state that wireless carriers are entitled to fully recover their costs of E911 implementation.

         In August 1996, the FCC revised its rules to permit CMRS operators, including PCS licensees, to use their licensed spectrum to provide fixed as well as mobile services. Such fixed services include, but are not limited to, "wireless local loop" services. The FCC has not yet determined whether such fixed services should be subject to universal service obligations or how they should be regulated, although it has proposed a presumption that they be regulated as CMRS services.

EMPLOYEES AND AGENTS

         As of May 1, 1997, the Company had approximately 550 employees, including approximately 540 full-time employees. The Company anticipates that the continued development of its PCS System will require the hiring of a substantial number of new employees. None of the Company's employees is represented by a labor organization, and the Company's management considers its employee relations to be good.

PROPERTIES

         The Company maintains its corporate headquarters in West Point, Georgia and sales and administrative offices for its Cellular Markets in Lanett, Alabama. The Company recently constructed an approximately 28,000 square foot corporate headquarters and network operations center in West Point, Georgia. The lease for the Lanett space was renewed in October 1996, and the current lease term expires in October 2001. In its Cellular Markets, the Company operates four retail stores (located in Lanett and Opelika, Alabama and Newnan and LaGrange, Georgia), and two sales kiosks (located in shopping malls in LaGrange, Georgia and Auburn, Alabama). All of the Company's cellular retail sites are leased.

         As part of its cellular system, the Company owns a switch facility in Huguley, Alabama and maintains 17 tower sites. The Company has a long-term lease on its tower sites located at Auburn, Lake Harding and Lafayette, Alabama and Callaway Gardens and McCollum, Georgia. The remaining 11 sites have been purchased. The Lafayette site is subject to a sublease for a microwave two-way radio transmitter.

         In connection with its PCS System, the Company leases space for MTA headquarters and switch facilities which are located in the following cities:
Birmingham, Alabama for the Birmingham MTA; Memphis, Tennessee for the Memphis MTA; Jacksonville, Florida for the Jacksonville MTA; and Atlanta, Georgia for the Atlanta MTA. The Atlanta MTA leases two separate switching facilities, both of which are located in the city of Atlanta but in separate locations. The Memphis MTA leases additional space in Jackson, Mississippi to accommodate its sales and operations personnel. The Birmingham, Memphis, Jacksonville and Atlanta MTAs currently lease warehouse space for network equipment and cell site equipment related to the buildout of the

PCS System in each respective MTA. The Kentucky/Tennessee BTAs will lease similar warehouse space as the Company builds out those areas of its PCS System.

         The Company believes that all of its properties are well maintained.

PRINCIPAL EXECUTIVE OFFICES

         The Company's principal executive offices are located at 1233 O.G. Skinner Drive, West Point, Georgia 31833, and its telephone number is (706) 645-2000.

LEGAL MATTERS

         The Company, through its subsidiary Powertel/Birmingham, was served with a complaint filed on April 4, 1997 by American Page One, Inc. d/b/a American Mobile Wireless Communications in the Circuit Court of Macon County, Alabama. Plaintiff claims that Powertel/Birmingham has breached its agency contract and has committed other torts with respect to Plaintiff by failing to accurately track Plaintiff's account with respect to inventory invoicing and commissions, failing to pay timely commissions, failing to provide services to Plaintiff's customers in a competent and accurate manner, billing Plaintiff's customers inaccurately and in excessive amounts, and making false representations with regard to its customer service and operational capabilities. Plaintiff is seeking unspecified damages. While the Company believes that the claims are without merit and intends to vigorously defend itself, there can be no assurance that these claims or the loss of its agency relationship with Plaintiff will not result in a loss of customers acquired from such agency relationship or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company recently received a Demand from the Antitrust Division requiring the Company to produce certain documents and answer certain interrogatories in connection with the Antitrust Division's investigation of possible bid rigging and market allocation for licenses auctioned by the FCC for broadband PCS frequency blocks. The Company intends to cooperate fully with the Antitrust Division's requests. See "Risk Factors -- Litigation."

         The Company is also a party to routine filings and customary regulatory proceedings with the FCC relating to its operations.

COMPANY ORGANIZATION

         The organization of the Company is as follows:



                  [Chart which sets forth the organizational
                          structure of the Company.]










* The Company currently intends to create one or more separate subsidiaries of Powertel PCS, Inc. to hold the licenses for, and to operate the PCS System to be built in, the Kentucky/Tennessee BTAs.

                              THE MAINE DISPOSITION

         Pursuant to an asset purchase agreement (the "Unicel Agreement") by and among Rural Cellular, Unicel, Powertel Licenses, Inc. and the Company, Rural Cellular purchased and assumed from Unicel and Powertel Licenses, and Unicel and Powertel Licenses respectively sold and assigned to Rural Cellular:
(i) substantially all of the assets and rights of Unicel, including its partnership interest in a partnership which is licensed to provide cellular service in Maine RSA 2; and (ii) the FCC licenses held by Powertel Licenses to provide cellular and microwave service in the Bangor, Maine MSA and Maine RSA 3 and to provide microwave service in Maine RSA 2. Unicel and Powertel Licenses are wholly-owned subsidiaries of the Company. This transaction constituted the sale of all of the Company's cellular telephone operations in the State of Maine.

         The purchase price for the assets sold pursuant to the Unicel Agreement was approximately $77.2 million (the "Purchase Price") (which includes $5.4 million that is being held in escrow for indemnification or purchase price adjustment obligations). In addition to the Purchase Price, Rural Cellular reimbursed Powertel in cash at the closing of the Maine Disposition for approximately $250,000 in capital expenditures made prior to the closing.

                           THE PREFERRED STOCK SALES

         Pursuant to a Stock Purchase Agreement dated as of May 23, 1997 between the Company and Huff (the "Huff Stock Purchase Agreement"), which sets forth the terms and conditions for the Huff Preferred Stock Sale, and the Stock Purchase Agreement dated as of May 23, 1997 between the Company and SCANA (the "SCANA Stock Purchase Agreement" and, together with the Huff Stock Purchase Agreement, the "Stock Purchase Agreements"), which sets forth the terms and conditions for the SCANA Preferred Stock Sale, Powertel sold 50,000 shares of Series C Convertible Preferred Stock for $22.5 million in cash to Huff and 50,000 shares of Series D Convertible Preferred Stock for $22.5 million in cash to SCANA. The net proceeds received by Powertel in this transaction were approximately $44.8 million in cash.

         Preferred Stock Terms. The holders of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock have no voting rights, except as required by law and certain specified exceptions. Each share of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock has a liquidation preference over the Common Stock and other junior stock of $450 per share plus declared and unpaid dividends in connection with a liquidation, dissolution or winding up of the Company. The Series C Convertible Preferred Stock and Series D Convertible Preferred Stock rank, as to dividends, on a parity with the Common Stock. The Series C Convertible Preferred Stock and Series D Convertible Preferred Stock are redeemable, at the option of the Company, on June 5, 2002 and on June 10, 2002, respectively, in whole or in part, on a pro rata basis, at a redemption price of $450 per share plus declared and unpaid dividends. The Series C Convertible Preferred Stock and Series D Convertible Preferred Stock are convertible on December 5, 1998 and on March 14, 2002, respectively, at the option of the holder, into Common Stock at a conversion price of $12.75, subject to adjustment.

         Registration Rights. The offer and sale of the Series C Convertible Preferred Stock, the Series D Convertible Preferred Stock and the shares of Common Stock into which such preferred stock is convertible have not been registered under the Securities Act. Huff and SCANA have been granted certain "demand" and "piggyback" registration rights with respect to the shares of Common Stock issued and issuable upon conversion of the Series C Convertible Preferred Stock and Series D Convertible Preferred Stock, respectively.

         Representations, Warranties and Indemnification. Powertel has agreed to indemnify Huff and SCANA, and Huff and SCANA have agreed to indemnify Powertel, for certain losses arising out of breaches of their respective representations and covenants contained in the Stock Purchase Agreements, subject to certain exceptions and limitations.

         Resale Restrictions. Each of Huff and SCANA has agreed, among other things, that except for limited exceptions it will not transfer, directly or indirectly, any shares of Series C Convertible Preferred Stock or Series D Convertible Preferred Stock, as the case may be, or any shares of Common Stock into which such preferred stock is convertible until June 5, 1998 and June 10, 1998, respectively, without the prior written consent of the Company.

         Board Observer. The Company has agreed to allow one representative of Huff to attend meetings of the Company's Board of Directors as an observer.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of the Company are set forth below. The Company's Board of Directors consists of ten directors divided into three classes of directors, serving staggered three-year terms. Directors and executive officers of the Company are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. Directors of the Company are elected at the annual meeting of stockholders. Officers of the Company are appointed at the Board's first meeting after each annual meeting of stockholders. The ages of the persons set forth below are as of July 15, 1997.

                                                                                                         Term as
                                                                                                         Director
Name                               Age                        Position(s) with Company                   Expires
----                               ---                        ------------------------                   -------
Campbell B. Lanier, III...........  46        Chairman of the Board of Directors                           1998
Allen E. Smith....................  48        President, Chief Executive Officer and Director              1998
Fred G. Astor, Jr.................  45        Executive Vice President and Chief Financial Officer          --
Edward C. Horner..................  46        Executive Vice President and Chief Operating Officer          --
George R. Johnson.................  55        Executive Vice President -- PCS                               --
Walter R. Pettiss.................  63        Executive Vice President -- PCS                               --
Nicholas J. Jebbia................  49        Executive Vice President -- PCS                               --
Rodney D. Dir.....................  39        Executive Vice President -- PCS                               --
Michael P. Tatom..................  44        Executive Vice President -- PCS                               --
Maurice P. O'Connor...............  46        Director                                                     1999
Donald W. Burton..................  53        Director                                                     1999
Bert G. Clifford..................  77        Director                                                     1999
O. Gene Gabbard...................  57        Director                                                     2000
Lawrence M. Gressette, Jr.........  65        Director                                                     1998
William H. Scott, III.............  49        Director and Secretary                                       2000
William B. Timmerman..............  50        Director                                                     2000
Donald W. Weber...................  60        Director                                                     2000


         CAMPBELL B. LANIER, III has served as Chairman of the Board of Directors of the Company since its inception in April 1991 and was Chief Executive Officer of the Company from its inception to September 1993. Mr. Lanier serves as Chairman of the Board and Chief Executive Officer of ITC Holding and has served as a director of ITC Holding since its inception in 1985 through a predecessor company. In addition, Mr. Lanier served as a director and President of Interstate Cellular, Inc. since its inception in 1989 until its dissolution in June 1995, and he also is an officer and director of several ITC Holding subsidiaries. Since 1995, he has been a director of K&G Mens Centers, Inc., an operator of retail mens clothing stores. Since 1994, he has been a director of MindSpring Enterprises, Inc. ("MindSpring"), an Internet access provider. Since 1990, he has been a director of National Vision Associates, Ltd., a full service optical retailer, and Vice Chairman of the Board of AvData Systems, Inc. ("AvData"), a company providing satellite data transmission services. He served as Chairman of the Board of AvData from 1988 to 1990. From 1984 to 1989, Mr. Lanier served as Chairman of the Board of Async Corporation ("Async"), a company providing voice message services. Mr. Lanier also served as Vice President -- Industry Relations of Telecom*USA, Inc. ("Telecom") from 1984 to 1988 and as Senior Vice President Industry Relations from January 1989 until Telecom's merger with MCI Communications Corporation ("MCI") in August 1990. From 1984 to 1985, he served as Chief Executive Officer of SouthernNet, Inc. ("SouthernNet"), a long distance telecommunications company which was the predecessor to Telecom, and from 1985 to 1986 he was Vice Chairman of the Board of SouthernNet. Mr. Lanier has also been a special limited partner in the South Atlantic Venture Funds II and III since 1988.

         ALLEN E. SMITH has been Chief Executive Officer of the Company since September 1993, has been the President and a Director of the Company since January 1991, and was Chief Operating Officer of the Company from January 1991 to September 1993, when he became Chief Executive Officer. Mr. Smith has been a Vice President of ITC Holding since January 1991. From 1988 to 1990, Mr. Smith held several executive positions with Telecom, including Senior Vice President -- Customer Services, Senior Vice President -- Administration and Senior Vice President--Human Resources and Administration. During 1988, Mr. Smith was Vice President -- Telemarketing and Training at SouthernNet. From 1987 to 1988, Mr. Smith was the Vice President of Marketing of Southland Communications Corporation ("Southland"), a telecommunications company. During 1986, Mr. Smith was the Executive Vice President and General Manager of Southland Cellular, Inc., a subsidiary of Southland, where he managed the Pensacola, Florida metropolitan service area, as well as voice and digital paging services.

         FRED G. ASTOR, JR. has been Chief Financial Officer of the Company since May 1991, served as Treasurer of the Company from May 1991 until May 1995, and was Vice President of the Company from May 1991 until May 1995, when he was named Executive Vice President. Mr. Astor worked for Contel Corporation ("Contel"), a telecommunications company which merged with GTE Corporation in March 1991, from 1976 to 1989 in various financial capacities. From 1983 to 1987, he served as the Assistant Corporate Controller in charge of financial reporting, and from 1987 until late 1989, he served as Vice President --Finance for Contel Credit Corporation, a finance subsidiary which was acquired by General Electric Capital Corporation ("GE Capital"). In January 1990, he joined Telecom as its Vice President -- Finance/Southern Division, and he served in that capacity until Telecom's merger with MCI was consummated. In November 1990, Mr. Astor accepted a position with ProAir Services, L.P. as Vice President --Finance. He served as that company's Chief Financial Officer until accepting his current position with the Company.

         EDWARD C. HORNER joined the Company as Executive Vice President and Chief Operating Officer in May 1996. Prior to joining Powertel, he served as Assistant Vice President Marketing and Distribution for GTE Mobilnet Incorporated ("GTE Mobilnet"). He became a director of GTE Telephone Operations in 1991. He was previously with Contel in a number of positions, culminating as Assistant Vice President Network Marketing at the time Contel merged with GTE Corporation.

         GEORGE R. JOHNSON joined the Company as a Vice President -- PCS in May 1995 and was named Executive Vice President and General Manager for the Birmingham, Alabama MTA in August 1995. From 1990 to 1995, he served as a Product Manager for BellSouth Telecommunications, Inc. From 1989 to 1990, he was National Sales Manager for BellSouth Products, Inc., a consumer telephone products company.

         WALTER R. PETTISS joined the Company as a Vice President -- PCS in April 1995 and was named Executive Vice President and General Manager for the Jacksonville, Florida MTA in August 1995. From 1992 to 1994, Mr. Pettiss served as Chief Operating Officer of WJB-TV, L.P., a provider of wireless cable television service, and its successor corporation, Wireless Broadcasting System of America, Inc. Since 1991, he has served as a director of Electronic Power Technology, Inc. ("EPT"). In 1995, he became Chairman of the Board of Directors of EPT. In December 1995, EPT filed for protection of its assets under Chapter 7 of the U.S. Bankruptcy Code. From 1990 to 1992, he served as Chief Operating Officer of WJB-Video, L.P., a Blockbuster Video franchisee. From 1987 through 1989, he was a Senior Vice President of SouthernNet.

         NICHOLAS J. JEBBIA joined the Company in January 1996 as Executive Vice President and General Manager for the Memphis, Tennessee/Jackson, Mississippi MTA. From 1990 to 1995, Mr. Jebbia served as Vice President and General Manager of New Ventures for National Data Corporation. From 1983 to 1990, he was Vice President of Service with United Telecommunications. Prior to 1983, he served in various management positions with Ohio Bell Telephone.

         RODNEY D. DIR joined the Company in August 1996 as Executive Vice President and General Manager for the Atlanta MTA. From 1995 to 1996, Mr. Dir served as Area General Manager for GTE Mobilnet in California. He joined GTE Telephone Operations in 1984 serving in various finance, accounting and regulatory positions. In 1989, he joined GTE Mobilnet's cellular division. Before joining GTE Telephone Operations,

Mr. Dir worked with Kiesling and Associates, a certified public accounting firm, providing accounting and management services to telecommunications clients.

         MICHAEL P. TATOM joined the Company in February 1995 as Director of Sales. Since May 1995, he has served as Vice President and General Manager of the Company's southern cellular division and, in March 1997, was named Executive Vice President and General Manager for the Company's PCS properties in Kentucky. From 1990 to 1995, Mr. Tatom served as Branch Manager and General Manager of the Small Business Division of AT&T Corp.

         MAURICE P. O'CONNOR was appointed a Director and Vice President of the Company in 1994 concurrent with the Company's acquisition of Unicel. He also serves as a director of Unitel, Inc., a LEC in the State of Maine. Mr. O'Connor is currently the Vice President and General Manager of MRCC, Inc., a position that he has held since the consummation of the Maine Disposition in May 1997. Mr. O'Connor served as General Manager of Unicel from 1991 until the Unicel acquisition and had been employed by Unicel in other management capacities since 1989. From 1984 until joining Unicel in 1989, Mr. O'Connor was President and General Manager of New England Landscape & Irrigation Company in Palmer, Massachusetts. From 1977 to 1984, he was the President of Cypress Landscaping & Construction in Houston, Texas. Mr. O'Connor is the son-in-law of Bert and Coral Clifford.

         DONALD W. BURTON was appointed a Director of the Company in 1995. He has served as the Managing General Partner of the South Atlantic Venture Funds since 1983. He has served as the General Partner of The Burton Partnership, Limited Partnership since 1979. Mr. Burton serves as a Director of MTL Inc., a bulk transportation service company, the Heritage Group of Mutual Funds and several private companies.

         BERT G. CLIFFORD was appointed Vice Chairman of the Board of Directors of the Company on March 28, 1994 concurrent with the Company's acquisition of Unicel. Mr. Clifford has been the Chairman of the Board and President of Unity Telephone Company since 1963. In connection with the acquisition of Unicel, Mr. Clifford retired from his positions as the Chairman of the Board of Directors, President and Chief Executive Officer of Unicel, which positions he had held since Unicel's inception in 1987. Mr. Clifford is the father-in-law of Maurice
P. O'Connor.

         O. GENE GABBARD has been a Director of the Company since February 1992. He has worked independently as an entrepreneur and consultant since February 1993. Mr. Gabbard currently serves as a director of ITC Holding, MindSpring, Masada Security, Inc., a security monitoring services company, and two telecommunications technology companies, Dynatech Corporation and Adtran, Inc. From August 1990 through January 1993, he served as Executive Vice President and Chief Financial Officer of MCI. He served in various senior executive capacities, including Chairman of the Board, President and Chief Executive Officer of Telecom from December 1988 until Telecom's merger with MCI in August 1990. From July 1984 to December 1988, he was Chairman and/or President of SouthernNet.

         LAWRENCE M. GRESSETTE, Jr. was appointed a Director of the Company in 1995. Since 1990, he has served as Chairman, President and Chief Executive Officer of SCANA, a diversified utility company, from which positions he has recently announced his retirement. Mr. Gressette serves as a director and as Chairman of the Executive Committee of the Board of Directors of SCANA. He also is a director of Wachovia Corporation, a bank holding company, and The Liberty Corporation, a holding company of Liberty Life Insurance Co. and Cosmos Broadcasting Corp.

         WILLIAM H. SCOTT, III served as Vice Chairman of the Board of Directors of the Company from its inception in April 1991 until February 7, 1996 and was reappointed as a Director and Secretary on March 21, 1996. Mr. Scott has served as President of ITC Holding since December 1991 and has been a director of ITC Holding since May 1989. He served as a director and Executive Vice President of Interstate Cellular from May 1989 until its dissolution in June 1995, and he also is an officer and director of several other ITC Holding subsidiaries. Mr. Scott has served on the AvData Board of Directors since 1988 and on the MindSpring Board of Directors since 1994. From 1985 to 1989, Mr. Scott was an officer and director of Async. Between 1984 and 1988, Mr. Scott held several offices with SouthernNet, including Chief Operating Officer, Chief Financial Officer and Vice President -- Administration. He was a director of that company from 1984 to 1987.

         WILLIAM B. TIMMERMAN was appointed a Director of the Company in 1995. Mr. Timmerman serves as Chairman, Chief Executive Officer and President of SCANA and as Chairman and Chief Executive Officer of each of SCANA's subsidiaries. Since 1978, he has served in a variety of management positions at SCANA, including President, Senior Vice President, Executive Vice President and Chief Financial Officer.

         DONALD W. WEBER has been a Director of the Company since December 1991. Mr. Weber also is a director of ITC Holding, InterServ Services Corporation, InterCall, Inc. and DPS Depot Inc. and Chairman of the Board and Chief Executive Officer of ViewStar Entertainment Services, Inc., a company providing DBS satellite systems hardware and programming. He is also a director of Healthdyne Information Enterprise and Pegasus Communications Corporation, both of which are public companies. From 1981 until his retirement in October 1991, Mr. Weber held various executive positions, including President and Chief Executive Officer, at Contel. Mr. Weber was a director of Contel from 1985 until 1991 and was a director of Contel Cellular, Inc., a cellular telephone company, from 1981 until 1991.


                             CERTAIN TRANSACTIONS

         The Company has adopted a policy requiring that any material transactions between the Company and persons or entities affiliated with officers, directors or principal stockholders of the Company be on terms no less favorable to the Company than reasonably could have been obtained in arm's length transactions with independent third parties. The following is a summary of certain transactions and relationships among the Company and its associated entities, and among the directors, executive officers and stockholders of the Company and its associated entities.

ITC HOLDING

         As of May 15, 1997, ITC Holding owned approximately 27.3% of the outstanding Common Stock of the Company. ITC Holding, through certain of its subsidiaries, from time to time provides the Company with various services, consisting principally of administrative and staff services, technical services and access services (switch technicians and maintenance) and facilities for the Company's switching office. The amount paid by the Company to ITC Holding for such services during the three months ended March 31, 1997 was $.1 million.
The Company will periodically have outstanding affiliated receivables and payables related to timing of payments for such administrative services.

         The Company utilizes fiber optic facilities of Interstate FiberNet, Inc., an ITC Holding subsidiary ("IFN"), for backhaul and transport of its PCS and cellular service operations. The Company paid $.5 million to IFN during the three months ended March 31, 1997. In addition, the Company has entered into a co-location agreement with IFN for the lease of certain space to allow the Company to co-locate certain of its network equipment with facilities of IFN. The Company has also entered into an agreement with InterQuest, Inc., a subsidiary of IFN, for the provision of operator and directory assistance services branded with the "Powertel" name. The Company paid $55,491 to InterQuest during the three months ended March 31, 1997. The Company has entered into an 18-month agreement, effective November 1, 1996, with DeltaCom, Inc., another subsidiary of ITC Holding ("DeltaCom"), for the provision of long-distance services, which the Company then re-sells to its customers. The Company paid $.2 million to DeltaCom during the three months ended March 31, 1997.

          Certain officers and directors of the Company hold or have held positions in ITC Holding and various subsidiaries of ITC Holding. See "Management--Directors and Executive Officers." In addition, certain Company officers and directors have ownership interests in ITC Holding.

OTHER TRANSACTIONS

          As of May 15, 1997, SCANA owned approximately 16.7% of the outstanding Common Stock of the Company. In addition, Messrs. Gressette and Timmerman are directors of the Company and are directors and executive officers of SCANA. Pursuant to the SCANA Stock Purchase Agreement, SCANA purchased 50,000 shares of Series D Convertible Preferred Stock for $22.5 million. In addition, the Company purchased certain generating equipment from SCANA for approximately $.7 million during the three months ended March 31, 1997. See "The Preferred Stock Sales."

         As of May 15, 1997, Huff owned approximately 7.7% of the outstanding Common Stock of the Company. Pursuant to the Huff Stock Purchase Agreement, Huff purchased 50,000 shares of Series C Convertible Preferred Stock for $22.5 million. See "The Preferred Stock Sales."

         The Company purchases certain equipment and services related to the buildout of its PCS System from Ericsson and certain of Ericsson's subsidiaries. Ericsson owns all of the Series A Preferred Stock of the Company. The Company's total purchases for equipment and services from Ericsson were $39.7 million for the three months ended March 31, 1997. In addition, Ericsson provides the Company with financing for such purchases under the Vendor Financing Agreement. See "Description of Certain Indebtedness."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

APRIL 1996 NOTES

         The Company issued $360.0 million aggregate principal amount at maturity of the April 1996 Notes under an indenture (the "April 1996 Notes Indenture") between the Company and Bankers Trust Company, trustee (the "April 1996 Notes Trustee") in the Debt Offering.

         The April 1996 Notes are unsecured obligations of the Company ranking pari passu in right of payment with the Company's other unsecured unsubordinated indebtedness, including, among other things, the Notes, the February 1996 Notes and the Vendor Financing Agreement, and senior in right of payment to all subordinated indebtedness of the Company. The April 1996 Notes are effectively subordinated to the Vendor Financing Agreement to the extent the Vendor Financing Agreement is secured or the indebtedness thereunder is incurred by subsidiaries of the Company.

         The April 1996 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after May 1, 2001, at 106% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on and after May 1, 2003. In addition, prior to May 1, 1999, up to 25% of the aggregate principal amount at maturity of the April 1996 Notes are redeemable at 112% of their accreted value from the proceeds of public equity offerings provided that at least $270.0 million principal amount at maturity remains outstanding after any such redemption.

         The April 1996 Notes Indenture contains certain restrictive covenants, including among others, limitations on the ability of the Company to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations, and certain events of default, which are substantially similar to those relating to the February 1996 Notes and the Notes. See "-- February 1996 Notes" and "Description of the Notes."

FEBRUARY 1996 NOTES

         The Company issued $357.5 aggregate principal amount at maturity of the February 1996 Notes under an indenture (the "February 1996 Notes Indenture") between the Company and Bankers Trust Company, trustee (the "February 1996 Notes Trustee") in connection with its sale of 35,747 Units in the Unit Offering. Each Unit consisted of ten February 1996 Notes and 32 Warrants.

         The February 1996 Notes are unsecured obligations of the Company ranking pari passu in right of payment with the Company's other unsecured unsubordinated indebtedness, including, among other things, the Notes, the April 1996 Notes and the Vendor Financing Agreement, and senior in right of payment to all subordinated indebtedness of the Company. The February 1996 Notes are effectively subordinated to the Vendor Financing Agreement to the extent the Vendor Financing Agreement is secured or the indebtedness thereunder is incurred by subsidiaries of the Company.

         The February 1996 Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 1, 2001, at 106% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on and after February 1, 2003. In addition, prior to February 1, 1999, up to 25% of the aggregate principal amount at maturity of the February 1996 Notes are redeemable at 112% of their accreted value from the proceeds of public equity offerings provided that at least $268.1 million principal amount at maturity remains outstanding after any such redemption.

         The February 1996 Notes Indenture contains certain restrictive covenants, including among others, limitations on the ability of the Company to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, make investments, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations, and certain events of default, which are substantially similar to those relating to the April 1996 Notes and the Notes. See "-- April 1996 Notes" and "Description of the Notes."

THE VENDOR FINANCING AGREEMENT

         Powertel PCS, Inc., a wholly owned subsidiary of the Company ("Powertel PCS"), entered into an Equipment Purchase Agreement dated as of March 4, 1996 with Ericsson for the purchase of PCS equipment and services and a Vendor Financing Agreement with Ericsson to finance up to $125.0 million of such purchase. On October 31, 1996, March 31, 1997 and June 26, 1997, Powertel PCS and Ericsson entered into amendments to the Vendor Financing Agreement which increased the amount of vendor financing to $165.0 million and amended certain other provisions of the Vendor Financing Agreement. The following summary of certain material provisions of the Vendor Financing Agreement and the Equipment Purchase Agreement, as amended, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Vendor Financing Agreement and the Equipment Purchase Agreement.

         Under the Equipment Purchase Agreement, Powertel PCS agreed to purchase, and Ericsson agreed to sell, certain equipment, software and installation services required for the initial buildout and operation of the PCS System (in each case subject to the terms and conditions of the Equipment Purchase Agreement). Powertel PCS has agreed to: (i) purchase its first $75.0 million worth of PCS equipment, software and/or services for the Atlanta MTA from Ericsson; and (ii) for a term of three years, utilize Ericsson as its exclusive provider of PCS 1900 equipment for the Current PCS System.

         The term of exclusivity will run independently for each MTA and will commence six months prior to the date the Company first uses the PCS 1900 equipment to provide In Revenue Service (as defined in the Equipment Purchase Agreement) for such MTA. Powertel PCS's grant of exclusivity is conditioned upon: (i) Ericsson's continuing to provide sufficient quantities of PCS 1900 equipment to meet the Company's needs in the Current PCS Markets; (ii) Ericsson's ability to provide commercial service for the Atlanta MTA by June 1, 1997; and (iii) Ericsson's continuing to provide "state-of-the-art" equipment.

         Under the Vendor Financing Agreement, Ericsson has agreed to provide financing to Powertel PCS for the cost of equipment, software and installation services acquired by Powertel PCS under the Equipment Purchase Agreement for the Current PCS System (subject to the terms and conditions of the Vendor Financing Agreement). All advances under the five-year line of credit established by the Vendor Financing Agreement made during any calendar year will accrue interest at a spread (not exceeding 5%) above LIBOR or, under certain circumstances, at a spread (not exceeding 3%) over Citibank N.A.'s prime rate, payable quarterly in arrears at the end of each calendar quarter, during the remainder of such calendar year and for three succeeding years; thereafter, the principal amount will amortize and be repaid (together with interest accrued thereon), in equal quarterly installments. A significant amount of such indebtedness may mature prior to the Notes. See "Risk Factors -- Ability to Service Debt; Restrictive Covenants; Refinancing Risks." In addition, the Company will be required to repay indebtedness outstanding under the Vendor Financing Agreement in connection with certain sales of assets other than in the ordinary course of business, including proceeds from the sale of PCS licenses.

         The Vendor Financing Agreement contains a number of covenants including, among others, covenants limiting the License Subsidiaries' (as defined below) ability to incur debt and covenants requiring Powertel to provide financial and other information. In addition, the Company is required to maintain certain financial ratios, including requirements that: (i) the Company earn minimum quarterly consolidated PCS revenues ranging from $8.4 million for the quarter ending June 30, 1997 to $195.0 million for the quarter ending December 31, 2005; (ii) the Company maintain a minimum amount of consolidated assets minus consolidated liabilities; (iii) the Company maintain a minimum number of subscribers ranging from 38,000 for the quarter ending June 30, 1997 to 600,000 for the quarter ending December 31, 2000 and maintaining this subscriber level through December 31, 2005; (iv) the Company maintain a minimum ratio of annualized consolidated EBITDA to consolidated debt service (defined as scheduled principal payments plus cash interest expense) of .90 to 1 for the quarters ending December 31, 2001 and March 31, 2002, 1 to 1 for the quarters ending June 30, 2002 through December 31,

2002, 1.1 to 1 for the quarter ending March 31, 2003, 1.15 to 1 for the quarter ending June 30, 2003, 1.2 to 1 for the quarter ending September 30, 2003, and
1.25 to 1 for the quarters ending December 31, 2003 through December 31, 2004;
(v) the Company must maintain a maximum ratio of consolidated debt to annualized consolidated EBITDA of 16 to 1 for the quarter ending December 31, 2000 decreasing to 4 to 1 for the quarters ending December 31, 2004 through December 31, 2005; and (vi) the Company must not permit its cumulative capital expenditures from the period beginning January 1, 1999 to exceed $796.0 million at December 31, 1999, increasing to approximately $1.2 billion by December 31, 2005. The Vendor Financing Agreement also includes customary events of default, including a default for a change in control of the Company.

         Powertel PCS's obligations under the Vendor Financing Agreement are secured by all tangible assets purchased with the proceeds therefrom and by a pledge of the capital stock of Powertel Jacksonville Licenses, Inc., Powertel Memphis Licenses, Inc., Powertel Birmingham Licenses, Inc. and Powertel Atlanta Licenses, Inc. (the "License Subsidiaries"). Repayment of Powertel PCS's obligations under the Vendor Financing Agreement is guaranteed by Powertel, the License Subsidiaries, and Powertel/Jacksonville, Inc., Powertel/Memphis, Inc., Powertel/Birmingham, Inc. and Powertel/Atlanta, Inc.

                            DESCRIPTION OF THE NOTES

         The Old Notes were issued under an Indenture, dated as of June 10, 1997 (the "Indenture"), between the Company and Bankers Trust Company, as trustee (the "Trustee"). The New Notes will be issued under the Indenture, which will be qualified under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), upon the effectiveness of the Registration Statement of which this Prospectus is a part. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes will be registered under the Securities Act and, therefore, will not bear legends restricting transfer thereof. Upon the consummation of the Exchange Offer, holders of Notes will not be entitled to registration rights under, or the contingent increase in interest rate provided pursuant to, the Old Notes. The New Notes will evidence the same debt as the Old Notes and will be treated as a single class under the Indenture with any Old Notes that remain outstanding. The Old Notes and New Notes are herein collectively referred to as the "Notes."

         The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. The Notes are subject to all such terms and reference is made to the Indenture and the Trust Indenture Act for a statement thereof. A copy of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary, which describes certain provisions of the Indenture and the Notes, does not purport to be complete and is subject to, and is qualified in its entirety by reference to all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "-- Certain Definitions."

GENERAL

         The Notes will be unsecured (except to the extent described under "-- Security" below) senior obligations of the Company, initially limited to $300,000,000 aggregate principal amount, and will mature on June 1, 2007. Each Note will bear interest at 11 1/8% per annum from June 10, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the May 15 or November 15 immediately preceding the Interest Payment Date) on June 1 and December 1 of each year, commencing December 1, 1997. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

         Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 4 Albany Street, New York, New York 10006, Attention: Corporate Trust and Agency Group); provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holder as such address appears in the Security Register.

         The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. See "-- Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

         Subject to the covenants described below under "Covenants" and applicable laws, the Company may issue additional Notes under the Indenture. The Notes and any additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

SINKING FUND

         The Notes will not be subject to any sinking fund or mandatory redemption.

OPTIONAL REDEMPTION

         The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after June 1, 2002 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the redemption prices (expressed in percentages of principal amount) set forth below, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant regular record date that is prior to the redemption date to receive interest due on an interest payment date), if redeemed during the 12-month period commencing June 1, of the years set forth below:



         YEAR                                           REDEMPTION PRICE
         ----                                           ----------------
         2002............................................  105.56250%
         2003............................................  102.78125
         2004 and thereafter.............................  100.00000

         In addition, at any time prior to June 1, 2000, the Company may redeem up to 35% of the principal amount of the Notes with the proceeds of one or more Public Equity Offerings, at any time as a whole or from time to time in part, at a redemption price (expressed as a percentage of principal amount) of 111.125%; provided that after any such redemption at least $195.0 million aggregate principal amount of Notes remains outstanding.

         If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes, or portions thereof, for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

SECURITY

         On the Closing Date, the Company purchased and pledged to the Trustee as security for the benefit of the Holders of the Notes the Pledged Securities in such amount as will be sufficient upon receipt of scheduled interest and principal payments of such securities to provide for payment in full of the first six scheduled interest payments due on the Notes. The Company used approximately $89.6 million of the net proceeds of the Offering to acquire the Pledged Securities.

         The Pledged Securities were pledged by the Company to the Trustee for the benefit of the Holders of the Notes pursuant to the Pledge Agreement and are held by the Trustee in the Pledge Account. Pursuant to the Pledge Agreement, immediately prior to an Interest Payment Date, the Company may either deposit with the Trustee from funds otherwise available to the Company cash sufficient to pay the interest scheduled to be paid on such date or the Company may direct the Trustee to release from the Pledge Account proceeds sufficient to pay interest then due on the Notes. In the event the Company exercises the former option, the Company may direct the Trustee to release a like amount of proceeds from the Pledge Account. A failure to pay interest on the Notes in a timely manner through the first six scheduled interest payment dates will constitute an immediate Event of Default under the Indenture, with no grace or cure period. The Pledged Securities and Pledge Account also secure the repayment of the principal amount and premium on the Notes.

         Under the Pledge Agreement, once the Company makes the first six scheduled interest payments on the Notes, all of the remaining Pledged Securities, if any, will be released from the Pledge Account and thereafter the Notes will be unsecured.

RANKING

         The Indebtedness evidenced by the Notes will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. After giving pro forma effect to the Transactions and the application of the net proceeds thereof, as of March 31, 1997, the Company would have had $551.1 million of indebtedness outstanding other than the Notes and at such date would have approximately $61.2 million of availability under the Vendor Financing Agreement for purchases of PCS equipment and services. The Company is permitted to incur additional indebtedness to finance the acquisition of inventory or equipment and up to $25.0 million of indebtedness under one or more commercial bank facilities. The Company is permitted under the Indenture to secure such indebtedness. The Notes will be effectively subordinated to such security interests to the extent of such security interests. In addition, all existing and future liabilities (including trade payables) of the Company's subsidiaries will be effectively senior to the Notes.

CERTAIN DEFINITIONS

         Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used herein for which no definition is provided.

         "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person (other than the Company or any of its Restricted Subsidiaries) has a joint interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such other Person or such Unrestricted Subsidiary during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock (other than accrued dividends which, pursuant to the terms of the Preferred Stock, will not be payable prior to the first anniversary after the Stated Maturity of the Notes) of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; and
(vi) all extraordinary gains and extraordinary losses.

         "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

         "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such

Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

         "Asset Disposition" means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary of the Company) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary of the Company or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

         "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of the Company; provided that "Asset Sale" shall not include (i) sales or other dispositions of inventory, receivables and other current assets, (ii) simultaneous exchanges by the Company or any Restricted Subsidiary of property or equipment for other property or equipment; provided that the property or equipment received by the Company or such Restricted Subsidiary has at least substantially equal market value to the Company or such Restricted Subsidiary (as determined by the Board of Directors whose good faith determination shall be conclusive and evidenced by a board resolution), provided that, after giving pro forma effect to such exchange, the Consolidated Leverage Ratio shall be no greater than the Consolidated Leverage Ratio immediately prior to such exchange or (iii) sales or other dispositions of assets with a fair market value (as certified in an officers' certificate) not in excess of $500,000.

         "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

         "Capital Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the Closing Date, including, without limitation, all Common Stock and Preferred Stock.

         "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

         "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

         "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Existing Stockholders, becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the total Voting Stock of the Company on a fully diluted basis; or (ii) individuals who at the beginning of any period of two consecutive calendar years constituted the board of directors (together with any new directors whose election by the board of directors or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the board of directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of board of directors then in office.

         "Closing Date" means the date on which the Notes are originally issued under the Indenture.

         "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's equity, other than Preferred Stock of such Person, whether now outstanding or issued after the Closing Date, including without limitation, all series and classes of such common stock.

         "Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (x) (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets and (y) actually payable with respect to such period), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to
(A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

         "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the Transactions, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

         "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of (i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis as of the end of the four fiscal quarters for which financial statements of the Company have been filed with the Commission or have otherwise become publicly available immediately prior to such Transaction Date (the "Reference Period") to (ii) the aggregate amount of Consolidated EBITDA for such Reference Period. In making the foregoing calculation, (A) Indebtedness and Consolidated EBITDA shall be calculated after giving pro forma effect to (x) any Indebtedness (including, if applicable, the Notes) Incurred during such Reference Period or subsequent to the end of the Reference Period and on or prior to the Transaction Date, in each case as if such Indebtedness had been Incurred, and the proceeds thereof had been applied, on the first day of such Reference Period and (y) any Indebtedness that was outstanding during such Reference Period or thereafter but that is not outstanding or is to be repaid on the Transaction Date; (B) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period or thereafter and on or prior to the Transaction Date as if they had occurred and such proceeds had been applied on the first day of such Reference Period; (C) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period or subsequent to such period and on or prior to the Transaction Date and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (B) or (C) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available; and (D) the aggregate amount of Indebtedness outstanding as of the end of the Reference Period will be deemed to include the total amount of funds outstanding and/or available on the Transaction Date under any revolving credit facilities of the Company or its Restricted Subsidiaries.

         "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries filed with the Commission or otherwise publicly available, less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

         "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

         "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

         "Existing Stockholders" means ITC Holding or SCANA and their respective Affiliates at the time of determination.

         "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the Transactions and
(ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

         "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or
(ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

         "Holder" means the registered holder of any Note.

         "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an Incurrence of Indebtedness by reason of the acquisition of more than 50% of the Capital Stock of any Person; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

         "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of
(A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date (or in the case of a revolving credit or other similar facility, the total amount of funds outstanding and/or available on the date of determination) of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of interest on such Indebtedness shall be deemed not to be "Indebtedness" and
(C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

         "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

         "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include the designation of a Restricted Subsidiary as an Unrestricted Subsidiary. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities) of any Restricted Subsidiary of the Company at the time that such Restricted Subsidiary of the Company is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company and (ii) any property transferred to or from any Person shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

         "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

         "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary of the Company as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

         "Offer to Purchase" means an offer by the Company to purchase Notes from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;
(ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

         "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) a Temporary Cash Investment; (iii) commission, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; and (iv) stock, obligations or securities received in satisfaction of judgments.

         "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that
(a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary of the Company that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; and (xviii) Liens on or sales of receivables.

         "Pledge Account" means an account established with the Trustee pursuant to the terms of the Pledge Agreement for the deposit of the Pledged Securities purchased by the Company with the net proceeds from the sale of the Notes.

         "Pledge Agreement" means the Collateral Pledge and Security Agreement, dated June 10, 1997, made by the Company in favor of the Trustee, governing the disbursement of funds from the Pledge Account, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

         "Pledged Securities" means the U.S. government securities purchased by the Company and held in the Pledge Account in accordance with the Pledge Agreement.

         "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated,whether voting or non-voting) of such Person's preferred or preference equity, whether now outstanding or issued after the Closing Date, including, without limitation, all series and classes of such preferred stock or preference stock.

         "Preferred Stock Sales" means the sale by the Company for $45.0 million, in the aggregate, of (a) 50,000 shares of its Series C Convertible Preferred Stock, par value $.01 per share, to The Huff Alternative Income Fund, L.P. pursuant to the Stock Purchase Agreement dated as of May 23, 1997 between the Company and The Huff Alternative Income Fund, L.P. and (b) 50,000 shares of its Series D Convertible Preferred Stock, par value $.01 per share, to SCANA Communications, Inc., a wholly owned subsidiary of SCANA Corporation, pursuant to the Stock Purchase Agreement dated as of May 23, 1997 between the Company and SCANA Communications, Inc.

         "Public Equity Offering" means an underwritten primary public offering of Common Stock of the Company pursuant to an effective registration statement under the Securities Act.

         "Redeemable Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

         "Repurchase Offer" means a "Repurchase Offer" as defined in the Warrants.

         "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

         "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary of the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or
(ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

         "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and

(ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

         "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

         "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Ratings Service, and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Service or Moody's Investors Service, Inc.

         "Trade Payables" means any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by the Company or any of its Restricted Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

         "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

         "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant described below and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

         "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

         "Warrants" means the Warrants to purchase 1,143,904 shares of the Company's Common Stock at an exercise price of $18.15 per share, subject to adjustment, issued pursuant to the Warrant Agreement dated as of February 7, 1996 between the Company and Bankers Trust Company, as warrant agent.

         "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

         The Indenture will contain, among others, the following covenants:

  Limitation on Indebtedness

         (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Consolidated Leverage Ratio would be less than or equal to 5 to 1.

         Notwithstanding the foregoing, the Company, and (except as specified below) any Restricted Subsidiary, may Incur each and all of the following: (i) Indebtedness under one or more revolving credit or working capital facilities in an aggregate principal amount outstanding or available at any time not to exceed $25 million, less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness owed to the Company or any of its Wholly Owned Restricted Subsidiaries; provided that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Wholly Owned Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness; (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i), (ii), (iv) or (vii) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and
(C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary of the Company pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; or (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in each case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of

Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of the Company for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness Incurred to finance the cost (including the cost of design, development, construction, installation or integration) of inventory or equipment acquired by the Company or a Wholly Owned Restricted Subsidiary after the Closing Date; (vi) Indebtedness of the Company not to exceed, at any one time outstanding, two times the Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale of its Capital Stock (other than (x) Redeemable Stock, (y) Preferred Stock that provides for the payment of dividends in cash and (z) Capital Stock issued in connection with the Preferred Stock Sales) to a Person that is not a Subsidiary of the Company, less the amount of any Investments made pursuant to clause (vii) of the second paragraph of the "Limitation on Restricted Payments" covenant; provided that such Indebtedness does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes; and (vii) Indebtedness (in addition to Indebtedness permitted under clauses (i) through (vi) above) in an aggregate principal amount outstanding at any time not to exceed $50 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below.

         (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded due solely to the result of fluctuations in the exchange rates of currencies.

         (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

  Limitation on Restricted Payments

         The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock (other than dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) of the same class held by such holders or in options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or any of its Wholly Owned Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary of the Company (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:
(A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) after the date of the Indenture shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date plus (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds is included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed the amount of Investments previously made by the Company and any Restricted Subsidiary in such Person.

         The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of the Company; (iv) the acquisition of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of the Company (other than Redeemable Stock); (v) payments or distributions to dissenting stockholders pursuant to applicable law in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) Investments in an aggregate amount not to exceed $25 million, in any Person the primary business of which is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investments; (vii) Investments in an aggregate amount not to exceed the Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale of its Capital Stock (other than (x) Redeemable Stock, (y) Preferred Stock that provides for the payment of dividends in cash and (z) Capital Stock issued in connection with the Preferred Stock Sales) to a Person that is not a Subsidiary of the Company; provided that the Investment is made within 12 months after such sale of Capital Stock; (viii) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company to the extent necessary, in the judgment of the Board of Directors of the Company, to prevent the loss or secure the renewal or reinstatement of any license or franchise held by the Company or any Restricted Subsidiary from any governmental agency; and (ix) the repurchase of the Warrants pursuant to a Repurchase Offer; provided that, except in the case of clauses (i) and (iv), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

         Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof and an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii), (iv) and (vii), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

   Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

         The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

         The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary and existing at the time of such acquisition, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,
(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; or (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

   Limitation on the Issuance and Sale of Capital Stock of Restricted
   Subsidiaries

         The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary, (ii) issuances or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law, (iii) if, immediately after giving effect to such issuance or sale, neither the Company nor any of its Subsidiaries owns any shares of Capital Stock of such Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) or (iv) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale.

   Limitation on Issuances of Guarantees by Restricted Subsidiaries

         The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that (x) Guarantees the Indebtedness Incurred under clause (i) of the second paragraph of the "Limitation on Indebtedness" covenant, (y) existed at the time such Person became a Restricted Subsidiary and (z) was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

         Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

   Limitation on Transactions with Stockholders and Affiliates

         The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

         The foregoing limitation does not limit, and shall not apply to: (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction between the Company and any of its Wholly Owned Restricted Subsidiaries or between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; or (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant. Notwithstanding the foregoing, any transaction covered by the first paragraph of this "Limitation on Transactions with Stockholders and Affiliates" covenant and not covered by clauses (ii) through (iv) of this paragraph, the aggregate amount of which exceeds $1.0 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

  Limitation on Liens

         The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

         The foregoing limitation does not apply to: (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause
(iii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens securing obligations under commercial bank facilities under clause (i) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that the aggregate amount of Indebtedness secured by any such Liens shall not at any time exceed the amount of Indebtedness permitted to be Incurred under clause (i) of the second paragraph of the "Limitation on Indebtedness" covenant; (vi) Liens securing Indebtedness Incurred under clause (v) of the second paragraph of the "Limitation on Indebtedness" covenant granted after the Closing Date on the Capital Stock of any Restricted Subsidiary; provided the sole assets of such Restricted Subsidiary consist of (x) licenses to provide personal communications services, in the event the inventory or equipment acquired with such Indebtedness relates to the Company's personal communications services business or (y) licenses to provide cellular services, in the event the inventory or equipment acquired with such Indebtedness relates to the Company's cellular service business; or (vii) Permitted Liens.

   Limitation on Sale-Leaseback Transactions

         The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

         The foregoing restriction does not apply to any sale-leaseback transaction if: (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is between the Company and any Wholly Owned Restricted Subsidiary or between Wholly Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, within twelve months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

   Limitation on Asset Sales

         The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed $5 million, then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed $5 million (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A), (or enter into a definitive agreement committing to so invest within twelve months after the date of such agreement), in capital assets of a nature or type or that are used in a business (or in a company having capital assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the twelve-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such twelve-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

         If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes plus, in each case, accrued interest to the Payment Date.

   Commission Reports and Reports to Holders

         The Company shall file with the Commission the annual, quarterly and other reports and other information required by Section 13(a) or 15(d) of the Exchange Act, regardless of whether such sections of the Exchange Act are applicable to the Company, and shall mail or cause to be mailed copies of such reports to Holders and the Trustee within 15 days after the date it would have been required to file such reports with the Commission had it been subject to such sections; provided, however, that the copies of such reports mailed to Holders may omit exhibits, which the Company will supply to any Holder at such Holder's request.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

         The Company shall commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest to the Payment Date.

         There can be no assurances that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company, including the February 1996 Notes and the April 1996 Notes, which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

EVENTS OF DEFAULT

         The following events will be defined as "Events of Default" in the
Indenture: (a) defaults in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) defaults in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; provided that a failure to make any of the first six scheduled interest payments on the Notes on the applicable Interest Payment Date will constitute an Event of Default with no grace or cure period; (c) defaults in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the provisions of the "Limitation on Asset Sales" covenant or the "Repurchase of Notes upon a Change of Control" covenant; (d) defaults in the performance of or breaches any covenant or agreement of the Company in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days;
(h) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or (i) the Pledge Agreement shall cease to be in full force and effect or enforceable in accordance with its terms, other than in accordance with its terms.

         If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "-- Modification and Waiver."

         The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

         The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

         The Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;
(iv) immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; provided, however, that this clause (iv) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or the Company (or a Person that owns directly or indirectly all of the Capital Stock of the surviving Person or the Company immediately following such transaction)) shall be issued or distributed to the stockholders of the Company; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

         Defeasance and Discharge. The Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the date of the Indenture such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

         Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (d) under "Events of Default" with respect to such covenants and clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets," and clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

         Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an

Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

         Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

BOOK-ENTRY; DELIVERY AND FORM

         The certificates representing the New Notes will initially be represented by one or more permanent global Notes in definitive, fully registered form without interest coupons (each a "Global Note") and will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC. Except in the limited circumstances described below under "Certificated Notes," owners of beneficial interests in a Global Note will not be entitled to receive physical delivery of Certificated Notes (as defined below).

         Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

         So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

         Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

         Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

         The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

         The Company understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

         Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligation under the rules and procedures governing their operations.

CERTIFICATED NOTES

         If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes, and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes in exchange for the Global Note. Holders of an interest in a Global Note may receive a Certificated
Note in accordance with DTC's rules and procedures in addition to those provided for under the Indenture.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS OR EMPLOYEES

         The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

         The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

         The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest under the Trust Indenture Act, it must eliminate such conflict or resign.

         Bankers Trust Company acts as escrow agent in connection with the Unicel Agreement and may perform other banking services for the Company in the normal course of business. In addition, Bankers Trust Company acts as trustee with respect to the April 1996 Notes and the February 1996 Notes.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following summary sets forth the material federal income tax consequences of the acquisition, ownership and disposition of the New Notes. It is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), accompanying Treasury Regulations, published positions of the Internal Revenue Service (the "Service"), legislative history, and judicial decisions as in effect on the date hereof. The existing authorities, however, are subject to change, and any changes could be applied retroactively and could cause the tax consequences to vary substantially from those described below. Furthermore, this summary does not discuss all aspects of federal income taxation that may be relevant to a particular Holder because of the Holder's personal investment circumstances or because of the Holder's classification (such as an insurance company, a dealer in securities, a tax-exempt organization, a financial institution or a foreign taxpayer) and resulting special treatment under the federal income tax laws. The summary also does not discuss aspects of state, local or foreign tax laws and is limited to Holders who have held, and on the effective date of the Exchange Offer will hold, their Notes as "capital assets," which would generally be property held for investment purposes, within the meaning of Section 1221 of the Code, and will not be part of a straddle, hedge or a conversion transaction within the meaning of Section 1258 of the Code.

THE NEW NOTES

         Exchange For Registered Securities. The exchange by a Holder of an Old Note for a New Note will not constitute a taxable exchange. Each New Note will be treated as having been originally issued at the time the Old Note exchanged therefor was originally issued.

         Stated Interest. Each Holder of Notes must include as ordinary interest income the interest attributable to such Notes at the time it accrues or is received, in accordance with the Holder's accounting method for United States federal income tax purposes.

         Original Issue Discount. The Notes were not issued with original issue discount for federal income tax purposes.

         Sale, Exchange or Retirement. Upon the sale, exchange or retirement of a Note, a Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (excluding, in the case of a cash basis taxpayer, any amount attributable to accrued interest, which is taxable as such) and such Holder's adjusted tax basis in such Note. A Holder's adjusted tax basis in a Note will generally equal the cost of such Note to such Holder, increased by any accrued interest and market discount previously included in taxable income by the Holder, and reduced by any amortized bond premium and any non-interest payments received by the Holder, and, in the case of an accrual basis taxpayer, by any interest payments received by the Holder, all with respect to such Note.

         Subject to the exception discussed below for market discount, gain or loss recognized on the sale, exchange or retirement of a Note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement such Note as been held for more than one year.

         Amortizable Bond Premium and Market Discount. If a Holder purchased a Note for an amount that is greater than the amount payable at maturity, such Holder will be considered to have purchased such Note with "bond premium." The amount of bond premium is the excess of (i) the Holder's tax basis in such Note, over (ii) the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). Such Holder may elect (in accordance with applicable Code provisions) to amortize such premium using a constant yield method over the remaining term of such Note (or until an earlier call date if it resulted in a smaller amortizable bond premium) and to offset interest otherwise required to be included in income in respect of such Note during any taxable year by the amortized amount of such excess for such taxable year. Such election, once made, is irrevocable (unless permission is received from the Service) and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired.

         If a Holder purchased a Note for an amount that is less than the stated redemption price at maturity, such Holder will generally be considered to have purchased such Note with "market discount." For this purpose, the stated redemption price at maturity of a Note will equal its principal amount. Market discount with respect to a Note is the excess of the stated redemption price at maturity over the amount paid by the Holder for such Note. However, the amount of market discount will be considered zero if it would otherwise be less than 1/4 of 1 percent of the stated redemption price of such Note at maturity multiplied by the number of complete years to maturity (after the Holder acquired such Note). If a Note is subject to the market discount rules, a Holder will generally be required to (i) treat any gain realized with respect to such Note as ordinary income to the extent market discount accrued during the period such Holder held the Note, (ii) possibly treat any payment on such Note (other than stated interest) as ordinary income to the extent market discount accrued during the period such Holder held such Note, and (iii) defer the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained by such Holder to purchase or carry such Note. If such Note is disposed of in a nontaxable transaction (other than a nonrecognition transaction described in Section 1276(c) of the Code), accrued market discount will be includable as ordinary income to the Holder as if such Holder had sold such Note at its then fair market value. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of such Note, unless the Holder irrevocably elects (on an instrument-by-instrument basis) to accrue market discount on the basis of a constant interest rate. A Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding the treatment of gain realized and the deferral of interest deductions will not apply. An election to include market discount currently, once made, will apply to all market discount obligations acquired by the Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Service.

         Because of the complexity of the rules relating to bond premium and market discount, Holders should consult their tax advisors as to the application of these rules to their particular circumstances and as to the merit of making any elections in connection therewith.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         The 31% "backup" withholding and information reporting requirements apply to certain payments of principal, premium, if any, and interest on a debt instrument and to proceeds of the sale or redemption of a debt instrument. Certain Holders may be subject to backup withholding at a rate of 31% on any payments made with respect to, and proceeds of disposition of, the Notes. Backup withholding will apply only if the Holder fails to furnish its taxpayer identification number (social security number or employer identification number), to certify that such Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules. Any amount withheld under these backup withholding rules will be creditable against the Holder's federal income tax liability. Certain Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements.

                              PLAN OF DISTRIBUTION

         Except as described below, (i) a broker-dealer may not participate in the Exchange Offer in connection with a distribution of the New Notes, (ii) such broker-dealer would be deemed an underwriter in connection with such distribution and (iii) such broker-dealer would be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transactions. A broker-dealer may, however, receive New Notes for its own account pursuant to the Exchange Offer in exchange for Old Notes when such Old Notes were acquired as a result of market-making activities or other trading activities. Each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the

Securities Act in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer (other than an "affiliate" of the Company) in connection with resales of such New Notes. The Company has agreed that for a period of 180 days after the Exchange Date, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale.

         The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of the New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         For period of 180 days after the Exchange Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in a Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and transfer taxes and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

         The New Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the New Notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The Company has been advised by the Placement Agents that following completion of the Exchange Offer, the Placement Agents intend to make a market in the New Notes. However, the Placement Agents are not obligated to do so, and any market-making activities with respect to the New Notes may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the New Notes or as to the liquidity of or the trading market for the New Notes. If a trading market does not develop or is not maintained, Holders of the New Notes may experience difficulty in reselling the New Notes or may be unable to sell them at all. If a market for the New Notes develops, any such market may cease to continue at any time. If a public trading market develops for the New Notes, future trading prices of the New Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities and other factors, including the financial conditions of the Company.

                                  LEGAL MATTERS

         Certain legal matters in connection with the Notes offered hereby are being passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia.

                                     EXPERTS

         The consolidated balance sheets of the Company as of December 31, 1996 and 1995, and the consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 1996 have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance and upon the authority of such firm as experts in accounting and auditing in giving said reports.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C.20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov. The Common Stock of the Company is traded on the Nasdaq Stock Market (Symbol: PTEL), and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-4 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the New Notes offered pursuant to the Exchange Offer. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information concerning the Company and the New Notes offered in the Exchange Offer, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

         The Indenture requires the Company to file with the Commission all reports and other information required by Sections 13(a) or 15(d) of the Exchange Act, regardless of whether such sections are applicable to the Company. The Company will supply the Trustee under the Indenture and each holder of Notes, without cost to such holder, copies of such reports and other information.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

       (a)   Annual Report on Form 10-K for the year ended December 31, 1996;

       (b)   Current Report on Form 8-K dated January 8, 1997;

       (c)   Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

       (d)   Current Report on Form 8-K dated May 12, 1997; and

       (e)   Current Report on Form 8-K dated July 1, 1997.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offer shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to: Powertel, Inc., 1233 O.G. Skinner Drive, West Point, Georgia 31833 (telephone (706) 645-9958)
Attention: Jill F. Dorsey, Vice President -- General Counsel.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Public Accountants....................     F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1995......................................................     F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1995 and 1994 .........................     F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 1996, 1995 and 1994......     F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1996, 1995 and 1994..........................     F-6
Notes to Consolidated Financial Statements..................     F-7
Condensed Consolidated Balance Sheet for the Three Months
  Ended March 31, 1997 (Unaudited)..........................     F-23
Condensed Consolidated Statements of Operations for the
  Three Months Ended March 31, 1997 and 1996 (Unaudited)....     F-24
Condensed Consolidated Statements of Cash Flows for the
  Three Months Ended March 31, 1997 and 1996 (Unaudited)....     F-25
Notes to Condensed Consolidated Financial Statements
  (Unaudited)...............................................     F-26

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
InterCel, Inc.:

     We have audited the accompanying consolidated balance sheets of INTERCEL, INC. and subsidiaries (a Delaware corporation) as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterCel, Inc. and its subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

     As more fully discussed in Note 2 of Notes to Consolidated Financial Statements, effective January 1, 1996, the Company changed its method of accounting for promotional costs.

                                          ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 3, 1997 (except for Note 14, as to which the date is March 13, 1997)

                                 INTERCEL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31,
                                                                                   ---------------------
                                                                                     1996         1995
                                                                                   --------      -------
                                                                                        (DOLLARS IN
                                                                                        THOUSANDS)
                                      ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents..................................................      $185,525      $   630
  Short-term Investments.....................................................        75,659            0
  Accounts Receivable, net of allowance for doubtful
    accounts of $217 and $249 at
    December 31, 1996 and 1995, respectively.................................         8,228        4,253
  Inventories (Note 2).......................................................         7,805          831
  Prepaid Expenses and Other.................................................        12,642          564
  Current Portion of Deferred Income Taxes (Note 7)..........................             0          270
                                                                                   --------      -------
                                                                                    289,859        6,548
                                                                                   --------      -------
PROPERTY AND EQUIPMENT, AT COST (Note 2):
  Land.......................................................................         1,222        1,001
  Building and Towers........................................................        81,901        5,995
  Equipment..................................................................        74,419       15,579
  Furniture and Fixtures.....................................................         4,572          618
  Assets Under Construction..................................................        99,137           81
                                                                                   --------      -------
                                                                                    261,251       23,274
  Less Accumulated Depreciation..............................................        (9,982)      (5,208)
                                                                                   --------      -------
                                                                                    251,269       18,066
                                                                                   --------      -------
OTHER ASSETS:
  Licenses, net of accumulated amortization of $813 at
    December 31, 1996.........................................................      365,964            0
  Goodwill, net of accumulated amortization of $2,058 and
    $1,445 at December 31, 1996 and 1995, respectively........................       22,670       23,283
  Investment in Powertel......................................................            0       19,224
  Deferred Offering Costs, net of accumulated amortization
    of $1,251 and $0 at December 31, 1996 and 1995, respectively..............       13,687        1,621
  Deferred Income Taxes (Note 7)..............................................        2,190        1,405
  Deferred Charges and Other, net of accumulated
    amortization of $318 and $4,661 at
    December 31, 1996 and 1995, respectively (Note 2)....... .................        1,478        4,183
                                                                                   --------      -------
                                                                                    405,989       49,716
                                                                                   --------      -------
                                                                                   $947,117      $74,330
                                                                                   ========      =======
                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts Payable-Trade......................................................     $  7,723      $   883
  Advance Billings and Customer Deposits......................................        1,352          828
  Accrued Construction Costs..................................................       15,214            0
  Accrued Taxes Other Than Income.............................................        3,609          322
  Accrued Compensation........................................................        2,003          896
  Accrued Other...............................................................        3,491        2,613
  Current Portion of Long-Term Obligations (Note 4)...........................          118           29
                                                                                   --------      -------
                                                                                     33,510        5,571
                                                                                   --------      -------
LONG-TERM OBLIGATIONS (Note 4):
  12% Senior Discount Notes due February 2006.................................      216,465            0
  12% Senior Discount Notes due May 2006......................................      217,345            0
  Vendor Financing Agreement..................................................       69,514            0
  Credit Facility.............................................................            0       24,602
  Note Payable to ITC Holding Company.........................................            0        3,500
  Note Payable to Powertel....................................................            0          901
  Other.......................................................................          741          408
                                                                                   --------      -------
                                                                                    504,065       29,411
                                                                                   --------      -------
COMMITMENTS AND CONTINGENCIES (Notes 9 & 14)
MINORITY INTEREST IN SUBSIDIARY (Note 2)......................................        2,535        2,674
                                                                                   --------      -------
STOCKHOLDERS' EQUITY (Note 5):
  Series A Convertible Preferred Stock, $.01 Par Value;
    100,000 Shares Authorized, 100,000 and 0 Shares Issued and
    Outstanding at December 31, 1996 and 1995, respectively...................            1            0
  Series B Convertible Preferred Stock; $.01 Par Value;
    100,000 Shares Authorized, 100,000 and 0 Shares Issued and
    Outstanding at December 31, 1996 and 1995, respectively...................            1            0
  Common Stock, $.01 Par Value; 55,000,000 Shares
    Authorized, 26,863,643 and 10,011,603 Shares Issued and Outstanding at
     December 31, 1996 and 1995, respectively.................................          269          100
  Paid-In Capital.............................................................      430,053       32,440
  (Accumulated Deficit) Retained Earnings.....................................      (22,766)       4,845
  Deferred Compensation.......................................................         (206)        (371)
  Treasury Stock at cost -- 52,483 and 52,283 shares at
    December 31, 1996 and 1995, respectively..................................         (345)        (340)
                                                                                   --------      -------
                                                                                    407,007       36,674
                                                                                   --------      -------
                                                                                   $947,117      $74,330
                                                                                   ========      =======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                 INTERCEL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------    -------    -------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
REVENUES AND SALES (Note 2):
  Monthly Access Revenue....................................  $ 15,055    $12,244    $ 8,512
  Airtime Revenue...........................................     6,197      4,938      3,981
  Roaming Revenue...........................................     6,680      5,541      4,404
  Toll Revenue..............................................     2,675      2,026      1,483
  Installation and Connection Revenue.......................       683        394        395
  Other Revenue.............................................       585        241        128
                                                              --------    -------    -------
          Total Service Revenues............................    31,875     25,384     18,903
  Equipment Sales...........................................     7,250      3,928      2,859
                                                              --------    -------    -------
          Total Revenues and Sales..........................    39,125     29,312     21,762
                                                              --------    -------    -------
OPERATING EXPENSES:
  Cost of Services..........................................     5,811      2,394      1,921
  Cost of Equipment Sold....................................    11,653      3,127      2,391
  Operations................................................     9,927      3,596      2,722
  Selling, General and Administrative.......................    30,264      8,498      7,056
  Depreciation and Amortization.............................    10,101      5,101      3,673
                                                              --------    -------    -------
          Total Operating Expenses..........................    67,756     22,716     17,763
                                                              --------    -------    -------
OPERATING (LOSS) INCOME.....................................   (28,631)     6,596      3,999
                                                              --------    -------    -------
OTHER (INCOME) EXPENSE:
  Interest (Income) Expense.................................    (3,175)     1,657        635
  Loss on Equity Investments................................        34        133          0
  Minority Interest in Cellular Partnership.................      (474)      (130)      (124)
  Miscellaneous Expense (Income)............................     1,666       (298)        76
                                                              --------    -------    -------
          Total Other (Income) Expense......................    (1,949)     1,362        587
                                                              --------    -------    -------
(LOSS) INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE............................   (26,682)     5,234      3,412
INCOME TAX (BENEFIT) PROVISION..............................    (1,654)     2,230      1,535
                                                              --------    -------    -------
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE......................................   (25,028)     3,004      1,877
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.........    (2,583)         0          0
                                                              --------    -------    -------
          NET (LOSS) INCOME.................................  $(27,611)   $ 3,004    $ 1,877
                                                              ========    =======    =======
PER SHARE DATA:
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE......................................  ($  1.00)   $  0.29    $  0.19
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.........  ($  0.10)   $  0.00    $  0.00
                                                              --------    -------    -------
NET (LOSS) INCOME PER COMMON SHARE..........................  ($  1.10)   $  0.29    $  0.19
                                                              ========    =======    =======
AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING.....    25,087     10,281      9,765
                                                              ========    =======    =======

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                 INTERCEL, INC

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                      COMMON    CONVERTIBLE
                                      STOCK      PREFERRED                                                        TOTAL
                                     $.01 PAR   STOCK $.01    PAID-IN    RETAINED     DEFERRED     TREASURY   STOCKHOLDERS'
                                      VALUE      PAR VALUE    CAPITAL    EARNINGS   COMPENSATION    STOCK        EQUITY
                                     --------   -----------   --------   --------   ------------   --------   -------------
                                                                     (DOLLARS IN THOUSANDS)
BALANCE, DECEMBER 31, 1993.........     $ 62        $0        $  5,957   $    (36)     $   0        $   0       $  5,983
Issuance of Common Stock Under
  Stock Options....................        0         0              51          0          0            0             51
Issuance of Common Stock Connected
  with Unicel Acquisition..........       19         0          12,295          0          0            0         12,314
Purchase of 52,283 Shares of Common
  Stock............................        0         0               0          0          0         (340)          (340)
Issuance of Common Stock, Net of
  Issuance Expenses................       18         0          13,471          0          0            0         13,489
Net Income.........................        0         0               0      1,877          0            0          1,877
                                        ----        --        --------   --------      -----        -----       --------
BALANCE, DECEMBER 31, 1994.........       99         0          31,774      1,841          0         (340)        33,374
Issuance of Common Stock Under
  Stock Options....................        1         0             171          0          0            0            172
Issuance of Common Stock Under
  Restricted Stock Agreement.......        0         0             495          0       (495)           0              0
Amortization of Deferred
  Compensation.....................        0         0               0          0        124            0            124
Net Income.........................        0         0               0      3,004          0            0          3,004
                                        ----        --        --------   --------      -----        -----       --------
BALANCE, DECEMBER 31, 1995.........      100         0          32,440      4,845       (371)        (340)        36,674
Issuance of Common Stock Under
  Stock Options....................        1         0             181          0          0            0            182
Issuance of Common Stock, in
  Connection with Powertel Business
  Combination (Note 3).............       97         0         129,943          0          0            0        130,040
Issuance of Common Stock, Net of
  Issuance Expenses (Note 5).......       71         0         109,919          0          0            0        109,990
Issuance of Warrants (Note 4)......        0         0           6,092          0          0            0          6,092
Issuance of Series A Convertible
  Preferred Stock, Net of Issuance
  Expenses (Note 5)................        0         1          75,739          0          0            0         75,740
Issuance of Series B Convertible
  Preferred Stock, Net of Issuance
  Expenses (Note 5)................        0         1          75,739          0          0            0         75,740
Purchase of Treasury Shares........        0         0               0          0          0           (5)            (5)
Amortization of Deferred
  Compensation.....................        0         0               0          0        165            0            165
Net Loss...........................        0         0               0    (27,611)         0            0        (27,611)
                                        ----        --        --------   --------      -----        -----       --------
BALANCE, DECEMBER 31, 1996.........     $269        $2        $430,053   $(22,766)     $(206)       $(345)      $407,007
                                        ====        ==        ========   ========      =====        =====       ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                 INTERCEL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1996         1995        1994
                                                              ---------    --------    --------
                                                                   (DOLLARS IN THOUSANDS)
CASH FLOWS (USED IN) PROVIDED FROM OPERATING ACTIVITIES:
Net (Loss) Income...........................................  $ (27,611)   $  3,004    $  1,877
  Adjustments to Reconcile Net (Loss) Income to Net Cash
    (Used in) Provided From Operating Activities --
  Minority Interest in Loss of Subsidiary...................       (474)       (130)       (124)
  Cumulative Effect of Change in Accounting Principle.......      2,583           0           0
  Loss on Equity Investment.................................         34         133           0
  Bond Accretion............................................     12,089           0           0
  Amortization of Offering Costs of Notes...................      1,251           0           0
  Depreciation and Amortization.............................     10,101       5,101       3,673
  Deferred Compensation -- Restricted Stock.................        165         124           0
  Deferred Taxes, Net.......................................     (1,654)        605       1,423
  Changes in Assets and Liabilities:
    Increase in Accounts Receivable.........................     (3,975)     (1,133)       (425)
    Increase in Inventories.................................     (6,974)       (187)       (185)
    Increase in Other Assets................................    (12,423)     (3,655)     (1,995)
    Increase (Decrease) in Accounts Payable, Accrued
      Expenses and Other Current Liabilities................     11,633       1,778          (1)
                                                              ---------    --------    --------
  Net Cash (Used in) Provided From Operating Activities.....    (15,255)      5,640       4,243
                                                              ---------    --------    --------
CASH FLOWS USED IN INVESTING ACTIVITIES:
Capital Expenditures........................................   (233,551)     (7,661)     (2,866)
Increase in Accrued Construction Costs......................     15,214           0           0
Short-Term Investments......................................    (75,659)          0           0
Cash Acquired in Powertel Business Combination..............     15,353           0           0
Acquisition of Atlanta License..............................   (195,242)          0           0
Other License Costs.........................................    (15,199)          0           0
Cash Paid for Unicel Acquisition, Net of Cash Acquired......          0           0      (4,062)
Investment in Powertel......................................          0     (16,975)     (2,382)
Investment in RTFC Subordinated Capital Certificates........          0       1,841           0
                                                              ---------    --------    --------
  Net Cash Used In Investing Activities.....................   (489,084)    (22,795)     (9,310)
                                                              ---------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds From Sale of Common Stock, Net of Offering
  Expenses..................................................    109,990           0      13,540
Proceeds From Sale of Preferred Stock, Net of Offering
  Expenses..................................................    151,480           0           0
Proceeds From Issuance of Bonds and Warrants -- February
  Offering, Net.............................................    192,150           0           0
Proceeds From Issuance of Bonds -- April Offering, Net......    193,152           0           0
Borrowings Under Vendor Financing Agreement.................     69,514           0           0
Repayments of Loan Agreements...............................    (24,602)     (2,183)    (42,271)
(Repayments to) Advances From Affiliates....................     (3,500)     (1,460)      5,051
Proceeds from Other Debt, Net...............................        162      21,723      28,432
Other, Net..................................................        888        (802)        452
                                                              ---------    --------    --------
  Net Cash Provided From Financing Activities...............    689,234      17,278       5,204
                                                              ---------    --------    --------
NET INCREASE IN CASH........................................    184,895         123         137
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............        630         507         370
                                                              ---------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $ 185,525    $    630    $    507
                                                              =========    ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year for Interest, Net of Amounts
  Capitalized...............................................  $   2,005    $  1,296    $    574
Cash Paid During the Year for Income Taxes..................        103       1,557         712
Noncash Investing and Financing Activities:
  Fair Value of Assets Acquired in Powertel Business
    Combination.............................................    130,041           0           0
  Total Capitalized Interest................................     29,039           0           0
  Fair Value of Common Stock Issued in Unicel Acquisition...          0           0      12,314
  Fair Value of Common Stock Purchased......................         (5)          0        (340)

The accompanying notes to consolidated financial statements are an integral part of these statements.

                                 INTERCEL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1996, 1995, AND 1994

1.  ORGANIZATION AND NATURE OF BUSINESS

     InterCel, Inc. (the "Company") was incorporated in Delaware in April 1991. The Company operates a cellular telephone system in contiguous portions of four rural service areas ("RSAs") in eastern Alabama and western Georgia, as well as the Bangor, Maine metropolitan service area ("MSA") and Maine RSA 2 and RSA 3 (the "Company Service Area"). The Company Service Area has a population of approximately 807,700 people (according to a 1996 industry publication) and covers approximately 100 miles of Interstate Highway 85 and 40 miles of Interstate Highway 185 in the Alabama/Georgia market as well as over 200 miles of Interstate Highway 95 and major portions of U.S. Route 1 along the coastline in the Maine market.

     On January 31, 1994, the Company acquired (the "Unicel Acquisition") Unity Cellular Systems, Inc. ("Unicel"). Unicel is the wireline provider of cellular telephone service for the Bangor, Maine MSA and for Maine RSA 3 (which includes Augusta, the state capital), and is the managing partner of (with a 51% interest
in) the Maine RSA 2 Cellular Partnership (the "Northern Maine Partnership" or the "Partnership"), a partnership which is the wireline provider of cellular service in Maine RSA 2. The Bangor MSA and Maine RSA 2 and RSA 3 constitute a "cluster" of contiguous properties that have a population of approximately 512,300 people (according to industry publications). On December 23, 1996, the Company entered into an asset purchase agreement to sell its interest in Unicel and the Northern Maine Partnership. See Note 13.

     In addition to the existing cellular properties, the Company had a 13.396% ownership interest in Powertel PCS Partners, L.P. ("Powertel"), a partnership formed to pursue licenses in the Federal Communication Commission's personal communications services ("PCS") auction. On February 7, 1996, pursuant to a Business Combination Agreement dated August 23, 1995, among the Company, Powertel, and the owners of Powertel, such owners (other than the Company) exchanged their ownership interests in Powertel for an aggregate of 9,686,410 shares of the Company's common stock in a private placement (Note 3).

     On June 28, 1996, the Company acquired the PCS license for the Atlanta major trading area ("MTA") from GTE Mobilnet, Inc. for approximately $195 million. The Company now holds PCS licenses to provide service in contiguous parts of ten southeastern states in the four MTAs of Atlanta, Georgia; Jacksonville, Florida; Memphis, Tennessee/Jackson, Mississippi; and Birmingham, Alabama. Additionally, in January 1997, the Company was the winning bidder for additional PCS licenses in 13 Basic Trading Areas ("BTAs") in Tennessee, Kentucky and Indiana (Note 14). These MTAs and BTAs cover approximately 24.3 million persons (according to industry publications) and provide the Company with one of the largest contiguous PCS footprints in the southeastern United States. The Company is currently providing PCS in 16 markets within its service territory and is in the process of developing and constructing the PCS systems in numerous other markets.

2.  SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements are prepared on the accrual basis of accounting and include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany balances have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 INTERCEL, INC.

SOURCE OF SUPPLIES

     The Company relies on local telephone companies and other companies to provide certain communications services. Although management feels alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results.

     Although the Company attempts to maintain multiple vendors for each required product, its inventory and equipment, which are important components of its operations, are each currently acquired from one to three sources. In addition, some of the Company's suppliers have limited resources and production capacity. If the suppliers are unable to meet the Company's needs as it builds out its network infrastructure and sells services and equipment, then delays and increased costs in the expansion of the Company's network infrastructure or losses of potential customers could result, which would affect operating results adversely.

PRESENTATION

     Certain prior year amounts have been reclassified to conform to the current year presentation.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents includes cash on hand, demand deposits, and short-term investments with original maturities of three months or less.

CREDIT RISK

     The Company's accounts receivable potentially subject the Company to credit risk, as collateral is generally not required. The Company's risk of loss is limited due to advance billings to customers for services and the ability to terminate access on delinquent accounts. The concentration of credit risk is mitigated by the large number of customers comprising the customer base. The carrying amount of the Company's receivables approximates their fair value.

INVENTORIES

     The Company maintains inventories for resale of wireless handsets and accessory parts (i.e., antennae, batteries, cable, etc.). Inventory is valued at the lower of average cost (which approximates first-in, first-out) or market.

INVESTMENTS

     Investments having maturities of more than three months, but less than one year are categorized as held-to-maturity. Accordingly, they are carried at cost, without recognition of gains or losses deemed to be temporary, because the Company has both the intent and ability to hold these investments to maturity. At December 31, 1996, the fair value of these investments approximated cost.

PROPERTY AND DEPRECIATION

     Property and equipment are recorded at cost, including certain engineering costs. The Company records depreciation using the straight-line method over the estimated useful lives of the assets, which are 10 to 20 years for towers, buildings, and improvements; 3 to 10 years for equipment; and 5 to 10 years for furniture and fixtures. The Company's policy is to remove the cost and accumulated depreciation of retirements from the accounts and recognize the related gain or loss upon the disposition of assets. Such gains and losses were not material for any period presented.

                                 INTERCEL, INC.

ASSETS UNDER CONSTRUCTION

     Expenditures to construct the Company's cellular network and PCS system are recorded as assets under construction until the assets are placed in service. When the assets are placed in service, they are transferred to the appropriate property and equipment category and depreciated.

     The Company capitalizes interest incurred on borrowings related to assets under construction. Of the total 1996 capitalized interest of $29.0 million, $5.3 million was attributed to property, plant and equipment in 1996, of which $2.9 million is included in assets under construction at December 31, 1996. There was no capitalized interest in 1995 and 1994.

LICENSES

     Licenses, which consist of costs incurred to acquire PCS licenses, including capitalized interest of $23.7 million, and certain microwave relocation costs, are stated at cost less accumulated amortization and are being amortized using the straight line method over 40 years.

GOODWILL

     On January 31, 1994, the Company consummated the Unicel Acquisition. In conjunction with this Acquisition, the Company recorded goodwill of $24.7 million due to the purchase price exceeding the value of the net assets acquired.

     Goodwill is stated at cost less accumulated amortization and is amortized using the straight-line method over 40 years.

DEFERRED OFFERING COSTS

     Through December 31, 1995, the Company had deferred $1.6 million of expenses associated with the offering of its common stock and the concurrent offering of units consisting of 12% Senior Discount Notes due February 2006 and warrants (the "February Offerings") (Notes 4 and 5). During 1996, the Company recorded an additional $20.8 million of expenses related to the February Offerings, as well as the April offering of 12% Senior Discount Notes due May 2006 (the "April Offering") (Note 5). Upon completion of the February and April Offerings, costs of $7.5 million related to the common stock offering were netted against the proceeds from such offering. Net costs of $14.9 million related to the February Offering and April Offering will be amortized over the life of the related notes (10 years).

     During 1996, the Company amortized $1.3 million related to these deferred Offering costs.

DEFERRED CHARGES AND OTHER

     The Company offers certain promotional programs under which a customer can receive either a free cellular telephone, a substantial discount toward a cellular telephone, or a credit toward future monthly service in return for signing a noncancelable cellular telephone service agreement for a term of one to three years. Should a customer cancel service prior to expiration of his service agreement or be disconnected for nonpayment, the customer becomes liable to the Company for the full original credit issued under this program. It is the Company's policy to establish a full reserve for receivables that arise as a result of such cancellations.

     The Company had deferred costs associated with these programs and amortized such costs over the specific terms of the contracts. Effective January 1, 1996, the Company changed its method of accounting for these deferred promotional costs to immediate expensing as incurred to better align itself with industry practice and to correspond with its treatment of similar promotional costs for PCS. The cumulative effect of

                                 INTERCEL, INC.

this change in accounting principle was to increase the net loss for the year ended December 31, 1996 by $2.6 million or $(0.10) per share.

     Deferred charges also includes certain other investments and deferred software costs. Amortization of deferred charges is included in depreciation and amortization in the accompanying statements of operations.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically reviews the value assigned to long-lived assets, including property, goodwill, deferred charges, licenses and deferred offering costs, to determine if any impairments are other than temporary. Management believes the long-lived assets in the accompanying balance sheet are appropriately valued.

MINORITY INTEREST

     Minority Interest represents the 49% ownership interest in the Northern Maine Partnership.

STOCK-BASED COMPENSATION PLANS

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Effective in 1996, the Company adopted the disclosure option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") (Note 6) for all options granted subsequent to January 1, 1995. SFAS 123 defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. SFAS 123 requires that companies which do not choose to account for stock-based compensation as prescribed by this statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS 123.

REVENUE RECOGNITION

     The Company earns revenues by providing cellular and PCS service to both local subscribers and subscribers of other cellular carriers traveling ("roaming") through the company service area as well as from sales of cellular and PCS equipment. Service revenue from local subscribers consists of the base monthly service fee and airtime revenue. Generally, base monthly service fees are billed one month in advance, but are recognized when earned. The Maine Market has approximately 7% of its monthly access fees being billed in arrears, after it is earned. Airtime revenues are recognized when service is provided. Roamer revenues consist of the airtime fees charged to certain nonsubscribers for use of the cellular network while traveling in the service area. Roamer revenues are recognized when the service is rendered.

     Long-distance revenues ("toll revenues") are charged to both local and roamer users and are recognized when service is provided. Equipment sales are recognized upon delivery of the equipment to the customer. Other revenues consist of equipment installation charges and connection fees and are recognized when earned.

NET INCOME (LOSS) PER SHARE

     Net income per share for 1995 and 1994 was computed using the weighted average number of shares outstanding, adjusted for common stock equivalents. Net loss per share for 1996 does not include the impact of common stock equivalents as their effect would be antidilutive.

                                 INTERCEL, INC.

3.  POWERTEL BUSINESS COMBINATION AND ATLANTA PCS LICENSE ACQUISITION

     On February 7, 1996, pursuant to a Business Combination Agreement dated August 23, 1995, among the Company, Powertel, and the owners of Powertel, such owners (other than the Company) exchanged their ownership interests in Powertel for an aggregate of 9,686,410 shares of the Company's common stock in a private placement. The combination was recorded under the purchase method of accounting; accordingly, the results of operations of Powertel for the period from February 7, 1996, are included in the accompanying consolidated financial statements. The purchase price of $130.0 million has been allocated to assets acquired and liabilities assumed based on fair market value at the date of acquisition, as determined by an independent appraisal, and is summarized as follows (in millions):

Licenses....................................................  $113.4
Cash........................................................    15.4
Other, net..................................................     1.2
                                                              ------
  Total.....................................................  $130.0
                                                              ======

     On June 28, 1996, pursuant to an asset purchase agreement, dated as of March 5, 1996, between InterCel Atlanta Licenses, Inc., a wholly-owned subsidiary of the Company, and GTE Mobilnet Inc., the Company purchased GTE Mobilnet Inc.'s license to provide PCS in the Atlanta MTA for approximately $195.2 million.

     The following unaudited pro forma condensed consolidated statements of operations (in millions, except per share data) assume the combination and acquisition of the Atlanta MTA license occurred at the beginning of each period presented. In the opinion of management, all adjustments necessary to present fairly such unaudited pro forma condensed statement of operations have been made.

                                                             1996       1995
                                                            ------      -----
Revenues..................................................  $ 39.1      $29.3
Net (Loss) Income.........................................   (27.8)       2.1
Net (Loss) Income per Share...............................  $(1.04)     $0.06

4. LONG-TERM OBLIGATIONS

     Long-Term Obligations consist of the following (in millions):

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
12% Senior Discount Notes due February 2006.................     $216.5         $ 0.0
12% Senior Discount Notes due May 2006......................      217.3           0.0
Vendor Financing Agreement..................................       69.5           0.0
Credit Facility.............................................        0.0          24.6
Note Payable to ITC Holding Company, Inc. ("ITC")...........        0.0           3.5
Other.......................................................        0.9           1.3
                                                                 ------         -----
                                                                  504.2          29.4
Less current portion........................................        0.1           0.0
                                                                 ------         -----
Long-term obligations.......................................     $504.1         $29.4
                                                                 ======         =====

     On February 1, 1996, the Company issued 35,747 units consisting of $357 million principal amount at maturity of the Company's 12% Senior Discount Notes due 2006 (the "February Notes") and 1,143,904 warrants to purchase an equal number of shares of the Company's common stock at an exercise price of $18.15 per share (Note 5), subject to adjustment (the "Unit Offering") for approximately $200 million gross proceeds. The net proceeds were used to repay all outstanding borrowings under the Credit Facility and the

                                 INTERCEL, INC.

note payable to ITC, as well as to partially finance the buildout and operating costs of the PCS system for the Birmingham, Jacksonville and Memphis MTAs. The February Notes may be redeemed at any time on or after February 1, 2001, at the option of the Company, at 106% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on and after February 1, 2003. In addition, at any time prior to February 1, 1999, up to 25% of the aggregate principal amount at maturity of the February Notes may be redeemed from the proceeds of one or more public equity offerings at 112% of their accreted value on the redemption date, provided that after any such redemption at least $268.1 million aggregate principal amount at maturity of the February Notes remain outstanding.

     The February Notes will fully accrete to face value on February 1, 2001, at which time they will bear interest, payable in cash, at a rate of 12% per annum on each February 1 and August 1, commencing August 1, 2001.

     On April 16, 1996, the Company issued $360 million aggregate principal amount at maturity of the Company's 12% Senior Discount Notes due 2006 (the "April Notes") for approximately $200 million gross proceeds in a public offering. The net proceeds were used to partially finance the development, construction and operating costs associated with the Company's PCS system. The April Notes may be redeemed at any time on or after May 1, 2001, at the option of the Company, at 106% of their principal amount at maturity, plus accrued interest, declining to 100% of their principal amount at maturity, plus accrued interest, on and after May 1, 2003. In addition, at any time prior to May 1, 1999, up to 25% of the aggregate principal amount at maturity of the April Notes may be redeemed from the proceeds of one or more public equity offerings at 112% of their accreted value on the redemption date, provided that after any such redemption at least $270 million aggregate principal amount at maturity of the April Notes remain outstanding.

     The April Notes will fully accrete to face value on May 1, 2001, at which time they will bear interest, payable in cash, at a rate of 12% per annum on each May 1 and November 1, commencing November 1, 2001.

     Unamortized original issue discount on the February Notes and April Notes are being amortized using effective interest rates of 12.35% and 12%, respectively. During 1996, total accretion of the original issue discount was $39.6 million, of which $27.5 million was capitalized and $12.1 million is included in interest (income) expense in the accompanying consolidated statements of operations.

     The February Notes and the April Notes contain certain restrictive covenants including, but not limited to, restrictions related to additional indebtedness, restricted payments, transactions with related parties and asset sales. Upon a change in control (as defined in the February Notes and the April Notes), the Company will be required to make an offer to purchase the February Notes and the April Notes at a purchase price equal to 101% of their accreted value, plus accrued interest, to the date of purchase.

     On March 4, 1996, the Company entered into a $125 million credit agreement (the "Vendor Financing Agreement") with Ericcson, Inc. regarding the purchase of and vendor financing for PCS equipment and services. Under the terms of the agreement, advances are made as requested by the Company to finance purchases from Ericcson pursuant to the terms of the related equipment purchase agreement (Note 9). The aggregate amount of the advances made in each calendar year will be repaid in twenty equal quarterly installments, commencing on the last day of the first calendar quarter to occur three years after the end of the calendar year in which the advances were made and continuing for a period of five years thereafter, with the last installment in an amount necessary to repay in full the remaining unpaid principal amount of all the cumulative advances. On October 31, 1996, the Company requested and Ericcson agreed to increase the total borrowing capacity under the agreement to $165 million. The Company had borrowings outstanding under this line of credit of $69.5 million at December 31, 1996.

     The interest rate under the Vendor Financing Agreement is based on the applicable Eurodollar Rate plus 3% (8.563% at December 31, 1996) but can be converted to a fluctuating interest rate per annum based on the higher of Citibank N.A.'s base rate or .5% above the Federal Funds Rate, plus 1%, at the discretion of the

                                 INTERCEL, INC.

lender. Interest on the unpaid principal amount of each advance is payable in arrears on the last day of each calendar quarter.

     The Vendor Financing Agreement is secured by all the equipment purchased with the proceeds therefrom, subject to the terms of the equipment purchase agreement, as well as a pledge of the stock of the Company's subsidiaries that hold the PCS licenses, except for the licenses for the BTAs. The Vendor Financing Agreement contains certain restrictive covenants including, but not limited to, restrictions on indebtedness, asset sales, and dividends, as well as maintenance of certain financial ratios and minimums. The Company was in compliance with all such covenants as of December 31, 1996.

     In connection with the Unicel Acquisition in January 1994, the Company entered into a new $30 million revolving credit facility (the "Credit Facility") with the National Bank for Cooperatives to replace the Company's and Unicel's previous debt facilities. All amounts borrowed under this facility were the obligation of the Company. Under the terms of the Credit Facility, the maximum amount available was reduced by $2 million on the first anniversary of the closing date of the Facility. On the second anniversary of the closing date of the Credit Facility (the "Termination Date"), the Credit Facility was to convert to an eight-year secured term loan ($26.5 million maximum) that would mature on the eighth anniversary of the Termination Date. However, all borrowings under the Credit Facility were repaid in connection with the Powertel business combination (Note 3) with proceeds from the 1996 stock offering and Unit Offering.

     On March 10, 1994, the Company entered into a revolving lending arrangement with its former parent, ITC, under which ITC could lend to the Company from time to time amounts representing ITC's excess available cash, pursuant to which $9.4 million of outstanding borrowings under the Company's credit facility were repaid by ITC and loaned back to the Company. The loan from ITC, which was unsecured and prepayable (without penalty) at any time, bore interest at the same rates that the Company would have been paying had the amounts remained outstanding under the Credit Facility. All borrowings under this lending arrangement were repaid in connection with the Powertel business combination (Note 3) with proceeds from the 1996 stock offering and the Unit Offering.

     The carrying value of the April Notes, the February Notes, including the related warrants, and Vendor Financing Agreement approximated market value at December 31, 1996.

     Scheduled maturities of long-term obligations are as follows (in millions):

1997........................................................  $  0.1
1998........................................................     0.1
1999........................................................     0.1
2000........................................................    13.0
2001........................................................    13.9
Thereafter..................................................   477.0
                                                              ------
          Total                                               $504.2
                                                              ======

     The indentures relating to the February Notes and the April Notes (the "Indentures") and Vendor Financing Agreement contain certain restrictive covenants, and any additional financing agreements may contain additional restrictive covenants. The restrictions contained in the Indentures and the Vendor Financing Agreement will affect, and in some cases will significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, create liens, sell assets and engage in mergers and consolidations. If the Company fails to comply with the restrictive covenants in the Indentures, the Company's obligation to repay the February Notes and the April Notes may be accelerated. However, the limitations set forth in the Indentures are subject to a number of important qualifications and exceptions. In particular, while the Indentures restrict the Company's ability to incur additional indebtedness

                                 INTERCEL, INC.

by requiring compliance with specified leverage ratios, they permit the Company and its subsidiaries to incur an unlimited amount of additional indebtedness to finance the acquisition of inventory or equipment and up to $25 million of additional indebtedness under one or more revolving credit or working capital facilities and in each case to secure such indebtedness. In addition to the restrictive covenants described above, the Vendor Financing Agreement requires the Company to maintain certain financial ratios. The failure of the Company and its subsidiaries to maintain such ratios would constitute events of default under the Vendor Financing Agreement, notwithstanding the ability of the Company to meet its debt service obligations. An event of default under the Vendor Financing Agreement would allow the lender thereunder to accelerate the maturity of such indebtedness. In such event, a significant portion of the Company's other indebtedness (including the February Notes and the April Notes) may become immediately due and payable.

5.  STOCKHOLDERS' EQUITY

     In February 1996, the Company issued 7,124,322 shares of common stock in a public offering at $16.50 per share. The net proceeds of the offering after underwriting discount and offering expenses were approximately $110 million. The Company used the proceeds of the offering to partially finance the buildout and operating costs of the PCS system and to retire certain indebtedness.

     In February 1996, in connection with the Unit Offering (Note 4), the Company issued 1,143,904 warrants to purchase an equal number of shares of the Company's common stock at an exercise price of $18.15 per share. The warrants may be exercised at any time on or after August 1, 1996 and prior to February 1, 2006, after which any unexercised warrants will expire. At December 31, 1996, no warrants had been exercised.

     In February, 1996, the Company issued 9,686,410 shares of common stock at $13.42 per share in connection with the Powertel business combination (Note 3).

     On June 28, 1996, pursuant to a Stock Purchase Agreement dated as of March 4, 1996, between the Company and Ericsson, Inc., the Company issued to Ericsson 100,000 shares of nonvoting Series A Convertible Preferred Stock for an aggregate purchase price of $75 million and pursuant to a Stock Purchase Agreement dated as of March 4, 1996, between the Company and SCANA Communications, Inc. ("SCANA"), the Company issued to SCANA 100,000 shares of nonvoting Series B Convertible Preferred Stock for an aggregate purchase price of $75 million. Both series are convertible, at the option of the holder, at a rate of 45.45 shares of the Company's Common Stock per share of Preferred Stock. The Series A Convertible Preferred Stock is convertible any time subsequent to June 28, 1998 and the Series B Convertible Preferred Stock is convertible any time subsequent to June 28, 2000. Both series are redeemable, at the option of the Company, in whole or in part, on a pro rata basis, at a redemption price of $750 per share plus declared and unpaid dividends, anytime subsequent to June 28, 2001. Both series have a liquidation preference of $750 per share plus unpaid dividends in the event of a liquidation, dissolution or winding up of the Company.

     The Company's certificate of incorporation empowers the Board of Directors of the Company to redeem any of the Company's outstanding capital stock at the lesser of fair market value or such holder's purchase price (if the stock was purchased within a year of such redemption) to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency.

     The Company's certificate of incorporation authorizes the Board of Directors to issue, from time to time and without further stockholder action, one or more series of preferred stock and to fix the relative rights and preferences of the shares, inducing voting powers, dividend rights, liquidation preferences, redemption rights, and conversion privileges.

                                 INTERCEL, INC.

6.  STOCK OPTION PLANS

Employee Stock Option Plan

     Under the InterCel, Inc. 1991 Stock Option Plan (the "Stock Plan"), 2,000,000 shares of common stock are reserved for issuance upon exercise of options. Substantially all of the employees of the Company are eligible to receive options under the Plan. Management recommends to the Stock Option Committee the number of options to grant based on management's analysis of the employee's performance and level of responsibility. As of December 31, 1996, approximately 1.7 million options had been granted under this plan.

     The Stock Option Committee determines the periods within which options may be exercised, but no option may be exercised more than ten years after the date of grant. Options granted generally become exercisable 50% two years after the date of grant, 25% three years after the date of grant, and 25% four years after the date of grant. Options generally remain exercisable for a period of ten years following the date of grant. The Board of Directors also may include in each option granted under the Stock Plan certain additional limitations on the recipient's right to exercise the option. Options under the Stock Plan may be either "incentive stock options," as defined under Section 422 of the Internal Revenue Code, or nonqualified options.

Nonemployee Stock Option Plan

     Under the Company's Nonemployee Stock Option Plan (the "Nonemployee Plan"), 400,000 shares of Common Stock are authorized for issuance upon exercise of options. All nonemployee directors of the Company, and all employees of affiliates of the Company, are eligible to receive options under the Nonemployee Plan. Options are granted to each nonemployee director upon his or her election as a director, and are exercisable at the fair market value of the Common Stock (as determined by the Board of Directors) on the date of grant.

     On March 23, 1994, the Nonemployee Plan was amended to provide that the options to purchase 10,000 shares of Common Stock (at an exercise price equal to the fair market value of the Common Stock on the date of grant) would be granted pursuant thereto to nonemployee directors upon their initial election or appointment to the Board of Directors. The Nonemployee Plan, as so amended, does not provide for discretionary option grants. Options generally become exercisable as to 50% two years after the date of grant, as to an additional 25% three years after the date of grant, and as to the remaining 25% four years after the date of grant. As of December 31, 1996, 248,200 options had been granted under this plan.

     Options generally are exercisable at a price established by the Stock Option Committee equal to at least 100% of the fair market value of the Common Stock on the options' grant date, except that the exercise price with respect to options granted to an individual who owns more than 10% of the combined voting power of all classes of stock of the Company must be at least 110% of the fair market value of the common stock on the date of grant. The full exercise price for shares being purchased must be paid at the time of exercise in cash or, if permitted by the particular option agreement, in whole or in part by delivery of shares of Common Stock having a fair market value (on the delivery date) of not less than the exercise price.

Statement of Financial Accounting Standards No. 123

     The Company accounts for its stock-based compensation related to the Stock Plan and the Non-Employee Plan under APB 25; accordingly, no compensation expense has been recognized, as all options have been granted with an exercise price equal to the fair value of the Company's stock on the date of grant. For

                                 INTERCEL, INC.

SFAS 123 pro forma purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                       1996          1995
                                                     --------      --------
Risk-free interest rate............................   6.29%         5.53%
Expected dividend yield............................     0             0
Expected lives.....................................  8.2 Yrs.      7.3 Yrs.
Expected volatility................................    51%           52%

     Using these assumptions, the fair value of the stock options granted in 1996 and 1995 is $5.5 million and $4.7 million, respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation cost been determined consistent with the provisions of SFAS 123, the Company's net loss and pro forma net loss per share, before the cumulative effect of change in accounting principle for 1996 and net income and pro forma net income per share for 1995 would have been as follows (in millions except per share amounts):

                                                         1996       1995
                                                        ------      -----
Net (loss) income:
  As Reported.........................................  $(25.0)     $ 3.0
  Pro Forma...........................................  $(27.0)     $ 2.4
Net (loss) income per share:
  As Reported.........................................  $(1.00)     $0.29
  Pro Forma...........................................  $(1.08)     $0.23

     Because SFAS 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that expected in future years.

     A summary of the combined status of the Company's Stock and Non-Employee Plans at December 31, 1994, 1995, and 1996 and changes during the years ended December 31, 1995 and 1996 is presented in the following table:

                                                         NUMBER OF      WEIGHTED AVERAGE
                                                          SHARES        PRICE PER SHARE
                                                         ---------      ----------------
Outstanding at December 31, 1994.......................    639,365           $ 6.50
  Granted..............................................    440,200            14.04
  Forfeited............................................    (45,124)           12.90
  Exercised............................................    (39,671)            4.67
                                                         ---------
Outstanding at December 31, 1995.......................    994,770             9.89
  Granted..............................................    788,398            18.63
  Forfeited............................................    (49,707)           16.91
  Exercised............................................    (41,308)            6.29
                                                         ---------
Outstanding at December 31, 1996.......................  1,692,153            13.78
                                                         =========

     The following table summarizes, as of December 31, 1996, for the number of options outstanding, the exercise price range, weighted average exercise price, and remaining contractual lives by year of grant:

                                                                                 WEIGHTED AVERAGE
                                     NUMBER     EXERCISE PRICE     WEIGHTED         REMAINING
YEAR OF GRANT                       OF SHARES        RANGE       AVERAGE PRICE   CONTRACTUAL LIFE
-------------                       ---------   ---------------  -------------   ----------------
1996..............................   762,837    $12.38 - $24.75     $18.63          9.4 Years
1995..............................   389,730    $11.50 - $17.63     $14.18          8.5 Years
Pre-1995..........................   539,586    $ 3.33 - $11.75     $ 6.50          6.4 Years

                                 INTERCEL, INC.

     Total stock options exercisable at December 31, 1996 were 401,264 at a weighted average exercise price of $5.23.

Restricted Stock Plan

     Under the Company's 1995 Employee Restricted Stock Plan adopted by the Board of Directors on April 24, 1995 and approved by stockholders on December 20, 1995 (the "Restricted Stock Plan"), 200,000 shares of authorized but unissued Common Stock, are reserved for issuance, 35,000 shares of which were issued on April 24, 1995 (with a $.01 exercise price) and are outstanding as of December 31, 1996. These restricted stock awards vest in three equal installments on the first, second and third anniversaries of the date of grant. The compensation associated with the restricted grants (i.e., the difference between the market price of the Company's Common Stock on the date of grant and the exercise price) is being amortized ratably over the three year vesting period. Such compensation expense totaled $164,792 and $123,594 for the years ended December 31, 1996 and 1995, respectively. Any unamortized deferred compensation is reflected as a reduction to stockholders' equity in the accompanying consolidated balance sheets. The Restricted Stock Plan is administered by the Compensation Committee of the Board of Directors

7.  INCOME TAXES

     Prior to 1994, the Company was included in the consolidated income tax return of ITC. However, for 1994 and subsequent years, the Company has filed a separate Federal income tax return, and utilization of all credits and net operating loss and other tax carryforwards is evaluated on a stand-alone basis.

     The income tax (benefit) provision reflected in the accompanying financial statements consisted of the following (in millions):

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                               1996     1995      1994
                                                              ------    -----    ------
Current:
  Federal...................................................   $ 0.0     $1.4     $(0.1)
  State.....................................................     0.0      0.2       0.2
                                                               -----     ----     -----
                                                                 0.0      1.6       0.1
                                                               -----     ----     -----
Deferred:
  Federal...................................................    (1.4)     0.5       1.3
  State.....................................................    (0.3)     0.1       0.1
                                                               -----     ----     -----
                                                                (1.7)     0.6       1.4
                                                               -----     ----     -----
          Total income tax (benefit) provision..............   $(1.7)    $2.2     $ 1.5
                                                               =====     ====     =====

     The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate:

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                              1996      1995      1994
                                                              -----     -----     -----
Statutory federal tax (benefit) provision...................   (34)%      34%       34%
Increase (decrease) in tax (benefit) provision resulting
  from --
  Goodwill amortization.....................................     1         4         6
  Excess Original Issue Discount............................     1         0         0
  State taxes, net of Federal benefit.......................   (10)        5         6
  Other, net................................................     0         0        (1)
  Valuation Allowance.......................................    36         0         0
                                                               ---        --        --
Actual income tax (benefit) provision.......................    (6)%      43%       45%
                                                               ===        ==        ==

                                 INTERCEL, INC.

     The sources of differences between financial accounting and tax basis of assets and liabilities which gave rise to the net deferred tax asset are as follows (in millions):

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1996           1995
                                                              ------------   ------------
Deferred assets
  Net operating loss carryforwards..........................     $  7.1         $ 3.1
  Start Up Costs Capitalized................................        4.7           0.0
  Bond Accretion Capitalized................................        4.9           0.0
  Other.....................................................        0.4           0.6
                                                                 ------         -----
                                                                   17.1           3.7
                                                                 ------         -----
Deferred liabilities
  Depreciation..............................................       (3.6)         (1.6)
  Other.....................................................       (0.1)         (0.4)
                                                                 ------         -----
                                                                   (3.7)         (2.0)
                                                                 ------         -----
Net Deferred Tax Asset Before Valuation Allowance...........       13.4           1.7
Valuation Allowance.........................................      (11.2)          0.0
                                                                 ------         -----
Net Deferred Tax Asset......................................        2.2           1.7
Less: Current Portion.......................................        0.0           0.3
                                                                 ------         -----
Deferred Tax Asset -- Non-Current Portion...................     $  2.2         $ 1.4
                                                                 ======         =====

     The Tax Reform Act of 1986 provided for certain limitations on the utilization of net operating loss carryforwards if certain events occur, such as a 50% change in ownership. Also, the net operating loss carryforwards used to affect any taxes calculated as alternative minimum tax could be significantly less than the regular tax net operating loss carryforwards. The net operating loss carryforwards ("NOLs") generated during 1996 will be used first to reduce income taxes paid in 1994 and 1995 ($1.7 million) and then to offset taxable income generated in future years, subject to the applicable limitations and their expiration in 2011. Since it is currently not more likely than not that the net deferred tax assets resulting from the NOLs will be realized, a valuation allowance of $11.2 million has been provided in the accompanying consolidated financial statements.

8.  EMPLOYEE BENEFIT PLANS

     Prior to 1995, as a subsidiary of ITC, the Company included its employees as participants in ITC's pension plan (the "ITC Plan"). The plan provided retirement, disability, and survivor benefits to eligible employees. The plan covered all eligible employees of ITC and its majority-owned subsidiaries, including the Company. The Company's policy was to fund pension cost in accordance with applicable regulations. Total pension cost related to the ITC Plan charged to expense in 1996, 1995 and 1994 was $0.0, $0.3 million and $0.2 million, respectively. As of December 31, 1995, the Company's interest in the ITC Plan's net assets available for benefits and projected benefit obligation were $0.2 and $0.1, respectively, as computed under Statement of Financial Accounting Standards No. 87.

     Prior to the Unicel Acquisition, employees of Unicel were included in the Unitel (the former parent company of Unicel) pension plan. This plan covered all eligible employees of Unitel and Unicel. This plan was curtailed with respect to the Unicel employees participating in the plan and all benefit accruals were frozen as of April 29, 1994. In connection with the Unicel Acquisition, the assets and liabilities of the plan were separated by company and the assets and liabilities of Unicel were the only assets which remained in the plan. As of December 31, 1995, this plan's net assets available for benefits was $0.1 million and the projected benefit obligations was $0.1 million, as computed under Statement of Financial Accounting Standards No. 87.

                                 INTERCEL, INC.

     Effective February 1, 1995, the Company elected to freeze its participation in the ITC Plan and offer a defined contribution 401(k) plan in its place. The 401(k) plan covers all full-time employees. The Company makes an annual discretionary contribution to the plan ($0.4 and $0.2 million in 1996 and 1995, respectively) based on each employee's earnings and matches employee contributions at a rate of 50% of each 1% of employee contributions (up to 2% of employee contributions) subject to applicable regulations.

     On June 1, 1996, the Company spun off all assets attributable to its employees from the ITC Plan into the Unity Cellular Systems, Inc. Pension Plan which was simultaneously renamed the InterCel, Inc. Pension Plan (the "Plan"). Effective November 1, 1996, the Company notified participants in the Plan of the intent to terminate the Plan. Such termination is expected to be completed during the first quarter of 1997 and is not expected to have a material impact on the consolidated financial statements. As of December 31, 1996, the Plan's net assets available for benefits and projected benefit obligation were $0.3 million and $0.3 million, respectively.

9.  COMMITMENTS AND CONTINGENCIES

Leases

     Lease expenses relate to the lease of office and warehouse space, land for cell sites, cell sites, dedicated lines and trunk access facilities, computer equipment, and billboards and include leases with affiliates (Note 10). Rents charged to expense were approximately $3.2 million, $0.5 million and $0.4 million for the years ended December 31, 1996, 1995 and 1994.

     At December 31, 1996, future minimum lease payments under noncancelable operating leases with initial remaining terms of more than one year are as follows (in millions):

1997........................................................  $ 6.2
1998........................................................    5.9
1999........................................................    5.8
2000........................................................    5.6
2001........................................................    3.7
Subsequent years............................................    4.0
                                                              -----
                                                              $31.2
                                                              =====

Equipment Purchase Commitments

     On March 4, 1996, the Company entered into a five-year equipment purchase agreement with Ericsson, Inc. and the Vendor Financing Agreement (Note 4) for the purchase of certain equipment and services required for the initial buildout and operation of the Company's PCS system. Under the terms of the agreement, the Company is required to purchase its first $75 million worth of PCS equipment and services for the Atlanta MTA from Ericsson and utilize Ericsson as the exclusive provider of certain PCS equipment for a period of three years for all its MTAs. The term of exclusivity runs independently for each MTA and commences six months prior to the date the Company first uses the equipment for commercial purposes. The Company's grant of exclusivity is conditioned upon Ericsson's ability to provide sufficient quantities of PCS equipment to meet the Company's needs in the PCS markets, provide commercial service for each PCS market by pre-defined dates, and continue to provide "state of the art" equipment. The Company had total purchases under the agreement of $69.5 million for the year ended December 31, 1996.

     On July 19, 1996, the Company entered into an equipment purchase agreement with Nokia Mobile Phones Americas, Inc. for the purchase of PCS handsets. Under the terms of the agreement, which extends to December 31, 1998, unless terminated in accordance with the provisions therein, the Company is committed

                                 INTERCEL, INC.

to purchase a minimum of 50,000 handsets. The Company had purchased a total of 16,312 handsets under this agreement as of December 31, 1996.

     On August 22, 1996, the Company entered into an equipment purchase agreement with Siemens Rolm Communications, Inc. for the purchase of PCS handsets. Under the terms of the agreement, which extends to May 31, 1999, unless terminated in accordance with the provisions therein, the Company is committed to purchase a minimum of 50,000 handsets. No handsets had been purchased under this agreement as of December 31, 1996.

     On November 1, 1996, the Company entered into an equipment purchase agreement with Mitsubishi Communications, Inc. for the purchase of PCS handsets. Under the terms of the agreement, which extends to April 30, 1999, unless terminated in accordance with the provisions therein, the Company is committed to purchase a minimum of 50,000 handsets. No handsets had been purchased under this agreement as of December 31, 1996.

Litigation

     The Company is subject to litigation related to matters arising in the normal course of business. As of December 31, 1996, management is not aware of any asserted or pending material litigation or claims against the Company.

10.  TRANSACTIONS WITH AFFILIATES

     The Company leases certain dedicated and trunk telephone access lines, as well as certain local and long-distance services, through its former parent, ITC, and certain of ITC's other subsidiaries and related parties. ITC Holding and its subsidiaries also provide various staff and administrative support services for the Company. The total expense recorded by the Company for these services was approximately $2.5 million, $0.6 million and $0.6 million for 1996, 1995 and 1994, respectively.

     The Company purchases certain equipment and services related to the buildout of its PCS system from preferred stockholders and certain of their subsidiaries. The Company's total purchases for equipment and services were $74.5 million in 1996.

     The Company sells cellular telephones and provides cellular services to certain of its affiliates and their employees. Revenues recorded by the Company for these sales and services were approximately $0.3 million, $0.2 million and $0.3 million in 1996, 1995 and 1994, respectively.

     At December 31, 1996, and 1995, the Company owed approximately $0.2 million and $0.1 million, respectively, to ITC and its subsidiaries for amounts due under the agreements discussed above.

11.  BUSINESS SEGMENT DATA

     The Company's operations for 1996 are classified into two business segments: cellular and PCS. Prior to 1996, the Company's operations consisted entirely of cellular operations. Certain corporate administrative expenses have been allocated to the segments based upon the nature of the expense. Summarized financial information by business segment for 1996 is as follows (in millions):

                                                              CELLULAR    PCS     TOTAL
                                                              --------   ------   ------
Revenues....................................................   $34.7     $  4.4   $ 39.1
Operating income (loss).....................................    10.4      (39.0)   (28.6)
Net income (loss), after effects of change in accounting
  principle.................................................     8.2      (35.8)   (27.6)
Identifiable assets.........................................    53.7      893.4    947.1

                                 INTERCEL, INC.

12.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                          FIRST    SECOND    THIRD    FOURTH
                                                         -------   -------   ------   -------
                                                         (IN MILLIONS EXCEPT PER SHARE DATA)
1996 Quarters
  Revenues and Sales...................................   $  7.8    $  8.5    $ 9.1    $ 13.7
  Operating Income (Loss)..............................      0.6      (1.2)    (4.3)    (23.7)
  Net Income (Loss) Before Cumulative Effect of Change
     in Accounting Principle...........................      0.5      (1.4)     0.1     (24.2)
  Cumulative Effect of Change in Accounting
     Principle.........................................     (2.6)      0.0      0.0       0.0
  Net (Loss) Income....................................     (2.1)     (1.4)     0.1     (24.2)
  Net (Loss) Income Per Share..........................   $(0.11)   $(0.05)   $ 0.0    $(0.90)
1995 Quarters
  Revenues and Sales...................................   $  6.3    $  7.1    $ 8.0    $  8.0
  Operating Income.....................................      1.1       1.7      2.0       1.7
  Net Income...........................................      0.7       0.9      0.8       0.6
  Net Income Per Share.................................   $ 0.07    $ 0.08    $0.08    $ 0.06
1994 Quarters
  Revenues and Sales...................................   $  4.0    $  5.3    $ 6.1    $  6.4
  Operating Income.....................................      0.7       0.8      1.5       1.0
  Net Income...........................................      0.3       0.3      0.8       0.5
  Net Income Per Share.................................   $ 0.04    $ 0.03    $0.07    $ 0.05

13.  ASSET SALE

     Pursuant to an Asset Purchase Agreement, dated as of December 23, 1996, between Unicel (the "Seller"), Intercel Licenses, Inc. (the "Licensee"), a wholly owned subsidiary of the Company, and Rural Cellular Corporation (the "Purchaser"), the Purchaser agreed to acquire substantially all the assets and FCC licenses of the Seller, constituting the Seller's cellular telephone operations in Maine, for approximately $77.4 million (the "Sale"). Closing of the Sale is conditioned upon financing being obtained by the Purchaser, receipt by Seller of consents from various parties to contracts with Seller and receipt of all required regulatory approvals. The Sale is also subject to right of first refusal by Cellco Partnership ("Cellco"), which owns the remaining 49% interest in the Northern Maine Partnership. If Cellco exercises its right of first refusal, the purchase price paid by the Purchaser could be reduced by approximately $12.8 million (the portion of the purchase price allocated to the Company's interest in the Partnership). The price that would then be paid by Cellco upon exercise of its right of first refusal has not yet been determined. If Cellco and the Seller are unable to agree upon a purchase price, the purchase price may, as contemplated in the agreement governing the Partnership, be determined by appraisal.

14.  SUBSEQUENT EVENTS

     On January 15, 1997, the FCC announced its acceptance of the Company's bid for PCS licenses in the D and E block auctions for 13 BTAs covering approximately 6.8 million persons located in Kentucky, Tennessee and Indiana (according to industry publications). The winning bid amounts for these licenses totaled approximately $31 million. In connection with this bid acceptance, the Company was charged a bid withdrawal penalty of $1.2 million, which is included in other expense in the accompanying consolidated statements of operations.

     The Company intends to seek additional debt and equity financing in 1997 to finance the purchase of the D and E block licenses and the initial buildout of these properties. There can be no assurance that these financings will be completed.

                                 INTERCEL, INC.

     While there are numerous cellular telephone systems operating in the United States and other countries, the wireless telecommunications industry has only limited operating history. Achieving profitable PCS operations will require successfully competing with other PCS providers in all of its markets, as well as with both existing and other future wireless providers. In addition, successful PCS operations will require the development of products which are at least as commercially effective as its wireless competitors. Any failure to anticipate and respond to changes to technology and customer wants could have an adverse effect on the PCS business.

     Management anticipates incurring significantly greater expenses in future periods as a result of the PCS line of business. As a result of such increased expenses, management expects to incur significant operating losses in the future. These losses and negative cash flow are expected to increase during the initial years of the PCS System buildout and operation. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from operating activities in the future. If the Company cannot achieve profitability or positive cash flow from operating activities, it may not be able to meet its debt service or working capital requirements.

     The successful implementation of the Company's PCS strategy is necessary for the Company to be able to meet its debt service requirements. The buildout of the PCS System may require substantial additional capital. In addition, the Company's ability to satisfy its obligations once the PCS System is operational will be dependent upon the Company's future performance, which is subject to a number of factors, many of which are beyond the Company's control. There can be no assurance that the Company can complete the PCS System or that, once completed, the Company will generate sufficient cash flow from operating activities to meet its debt service and working capital requirements. In such an event, the Company would need to refinance its indebtedness at maturity. The Company's ability to refinance indebtedness will depend on, among other things, its financial condition at the time, the restrictions in the instruments governing its indebtedness and other factors, including market conditions, beyond the control of the Company. In addition, in the event the implementation of the PCS System is delayed or the Company does not generate sufficient cash flow to meet its debt service requirements, the Company may need to seek additional financing. There can be no assurance that any such financing or refinancing could be obtained on terms that are acceptable to the Company. In the absence of such financing or refinancing, the Company could be forced to dispose of assets in order to make up for any shortfall in the payments due on its indebtedness under circumstances that might not be favorable to realizing the highest price for such assets. A substantial portion of the Company's assets consist of intangible assets, principally licenses granted by the FCC, the value of which will depend upon a variety of factors (including the success of the Company's PCS and cellular businesses and the wireless telecommunications industry in general). In addition, transfers of interests in such licenses are subject to FCC approval. As a result, there can be no assurance that the Company's assets could be sold quickly enough, or for sufficient amounts, to enable the Company to meet its obligations.

                                 INTERCEL, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                  MARCH 31, 1997
                                                                  --------------
                                                              (DOLLARS IN THOUSANDS)
                                       ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents.................................         $207,511
  Short-Term Investments....................................                0
  Accounts Receivable, net of allowance for doubtful
    accounts................................................           13,131
  Inventories...............................................           19,372
  Prepaid Expenses and Other................................            2,271
                                                                     --------
                                                                      242,285
                                                                     --------
PROPERTY AND EQUIPMENT, AT COST:............................          303,035
  Less: Accumulated Depreciation............................          (18,322)
                                                                     --------
                                                                      284,713
                                                                     --------
OTHER ASSETS:
  Licenses, net.............................................          406,567
  Goodwill, net.............................................           22,518
  Deferred Offering Costs, net..............................           13,377
  Deferred Income Taxes.....................................            2,776
  Deferred Charges and Other, net...........................              858
                                                                     --------
                                                                      446,096
                                                                     --------
                                                                     $973,094
                                                                     ========
                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts Payable -- Trade.................................         $ 28,158
  Advance Billings and Customer Deposits....................            2,008
  Accrued Construction Costs................................            2,211
  Accrued Taxes Other than Income...........................            4,443
  Accrued Other.............................................            4,707
  Current Portion of Long-Term Obligations..................              112
                                                                     --------
                                                                       41,639
                                                                     --------
LONG-TERM OBLIGATIONS:
  12% Senior Discount Notes due February 2006...............          223,080
  12% Senior Discount Notes due May 2006....................          223,738
  Vendor Financing Agreement................................          103,833
  Other.....................................................              715
                                                                     --------
                                                                      551,366
                                                                     --------
COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST IN SUBSIDIARY.............................            2,602
STOCKHOLDERS' EQUITY:
  Series A Convertible Preferred Stock......................                1
  Series B Convertible Preferred Stock......................                1
  Common Stock..............................................              269
  Paid-in Capital...........................................          430,058
  Accumulated Deficit.......................................          (52,332)
  Deferred Compensation.....................................             (165)
  Treasury Stock at cost....................................             (345)
                                                                     --------
                                                                      377,487
                                                                     --------
                                                                     $973,094
                                                                     ========

   The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                                 INTERCEL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                1997         1996
                                                              --------      -------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
REVENUES AND SALES:
  Monthly Access Revenue....................................  $  8,540      $ 3,428
  Airtime Revenue...........................................     1,827        1,317
  Roaming Revenue...........................................     1,242        1,503
  Toll Revenue..............................................     1,290          578
  Installation and Connection Revenue.......................       667           81
  Other Revenue.............................................       518           89
                                                              --------      -------
     Total Service Revenues.................................    14,084        6,996
  Equipment Sales...........................................     5,025          854
                                                              --------      -------
     Total Revenues and Sales...............................    19,109        7,850
                                                              --------      -------
OPERATING EXPENSES:
  Cost of Services..........................................     5,428          684
  Cost of Equipment Sold....................................    11,987          694
  Operations................................................     3,809        1,204
  Selling and Marketing.....................................     5,237        1,274
  General and Administrative................................     7,680        1,810
  Depreciation..............................................     8,340          731
  Amortization..............................................     1,178          881
                                                              --------      -------
     Total Operating Expenses...............................    43,659        7,278
                                                              --------      -------
OPERATING (LOSS) INCOME.....................................   (24,550)         572
                                                              --------      -------
OTHER EXPENSE (INCOME):
  Net Interest Expense (Income).............................     4,543         (739)
  Miscellaneous Expense.....................................       473          303
                                                              --------      -------
     Total Other Expense (Income)...........................     5,016         (436)
                                                              --------      -------
(LOSS) INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE............................   (29,566)       1,008
  INCOME TAX (PROVISION) BENEFIT............................         0         (472)
                                                              --------      -------
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE......................................   (29,566)         536
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.........         0       (2,583)
                                                              --------      -------
     NET LOSS...............................................  $(29,566)     $(2,047)
                                                              ========      =======
PER SHARE DATA:
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE......................................  $  (1.10)     $  0.03
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.........         0        (0.13)
                                                              --------      -------
NET LOSS PER COMMON SHARE...................................  $  (1.10)     $ (0.10)
                                                              ========      =======
AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING.....    26,812       19,899
                                                              ========      =======

   The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                                 INTERCEL, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1997          1996
                                                              --------      --------
                                                              (DOLLARS IN THOUSANDS)
CASH FLOWS (USED IN) PROVIDED FROM OPERATING ACTIVITIES:
Net Loss....................................................  $(29,566)     $ (2,047)
  Adjustments to Reconcile Net Loss to Net Cash (Used In)
    Provided From Operating Activities --
  Minority Interest in Loss of Subsidiary...................      (113)          (79)
  Cumulative Effect of Change in Accounting Principle.......         0         2,583
  Loss on Equity Investment.................................         0            34
  Depreciation and Amortization.............................     9,518         1,612
  Bond Accretion............................................     6,320         1,328
  Amortization of Deferred Offering Costs...................       375             0
  Deferred Compensation -- Restricted Stock.................        41            41
  Deferred Taxes, Net.......................................         0            20
  Changes in Assets and Liabilities:
    Increase in Accounts Receivable.........................    (4,903)         (174)
    (Increase) Decrease in Inventories......................   (11,567)           81
    Decrease in Prepaid Expenses and Other..................    10,371           125
    Increase in Deferred Charges and Other..................       (31)         (697)
    Increase in Accounts Payable............................    20,435         1,058
    Decrease in Accrued Expenses............................   (50,207)         (796)
    Increase in Advance Billings and Customer Deposits......       656            38
                                                              --------      --------
  Net Cash (Used In) Provided From Operating Activities.....   (48,671)        3,127
                                                              --------      --------
CASH FLOWS PROVIDED FROM (USED IN) INVESTING ACTIVITIES:
Capital Expenditures........................................   (36,209)      (10,874)
Cash Acquired in Powertel Business Combination..............         0        15,379
Short-Term Investments......................................    75,659       (29,388)
Microwave Relocation Cost...................................    (3,265)            0
                                                              --------      --------
  Net Cash Provided From (Used In) Investing Activities.....    36,185       (24,883)
                                                              --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Sale of Stock, Net............................         5       111,446
Proceeds from Issuance of Senior Notes, Net.................         0       192,998
Borrowings Under Vendor Financing Agreement.................    34,319             0
Repayments of Long-term Obligations.........................        (6)      (28,102)
Other.......................................................       154           224
                                                              --------      --------
  Net Cash Provided From Financing Activities...............    34,472       276,566
                                                              --------      --------
NET INCREASE IN CASH........................................    21,986       254,810
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............   185,525           630
                                                              --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $207,511      $255,440
                                                              ========      ========

  The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                                 INTERCEL, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     1. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to Article 10 of Regulation S-X. The accompanying unaudited condensed consolidated financial statements reflect, in the opinion of management, all adjustments necessary to achieve a fair statement of financial position and results for the interim periods presented. All such adjustments are of a normal recurring nature. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

     2. Certain prior year amounts have been reclassified to conform with the current period presentation.

     3. On May 1, 1997 (the "Closing Date"), pursuant to an Asset Purchase Agreement dated as of December 23, 1996, Unity Cellular Systems, Inc. ("Unicel") and Intercel Licenses, Inc. (the "Licensee"), each a wholly owned subsidiary of the Company, sold and assigned (the "Maine Disposition") to MRCC, Inc., a wholly owned subsidiary of Rural Cellular Corporation ("Rural Cellular"): (i) substantially all of the assets and rights of Unicel, including Unicel's 51% general partnership interest in the Northern Maine Cellular Partnership; and
(ii) the FCC licenses held by Licensee to provide cellular and microwave service in the Bangor, Maine RSA and Maine RSA3 and to provide microwave service in Maine RSA2. On the Closing Date, MRCC, Inc. paid the Seller $71.8 million in cash and paid $5.4 million into escrow.

     4. On May 5, 1997, the FCC officially granted the Company PCS licenses for which the Company was the winning bidder in the D/E/F block auctions for 13 Basic Trading Areas covering approximately 6.8 million persons (according to industry publications) located in Kentucky, Tennessee, Illinois and Indiana for a purchase price of $31.2 million, of which $6.2 million had previously been paid by the Company. On May 12, 1997, the Company paid the remaining $25 million.

     5. During the first quarter 1996, the Company changed its method of accounting for costs incurred in connection with certain promotional programs under which the Company's cellular customers received discounted cellular equipment or airtime usage credits. Under its previous accounting method, all such costs were deferred and amortized over the life of the related non-cancelable cellular telephone service agreements. Under the new accounting method, the costs are expensed as incurred. This change in accounting principle resulted in a total nonrecurring charge for the cumulative effect of this accounting change, net of taxes, of approximately $2.6 million. Additionally, such costs are not deferred in conjunction with the acquisition of PCS customers.

                               [POWERTEL LOGO]

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Delaware General Corporation Law (the "Delaware Law") permits a corporation to exonerate its directors from personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty, other than: (i) for any breach of the duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for willful or negligent violations of provisions regarding the unlawful payment of dividends or unlawful stock repurchases or redemptions; or (iv) for any transaction from which the person derived an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under the Delaware Law (and not for violation of other laws, such as the federal securities laws). The Company's Third Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), exonerates the Company's directors from monetary liability to the extent permitted by this statutory provision.

         The Certificate of Incorporation also provides that, except as expressly prohibited by law, the Company shall indemnify any person who was or is a party, or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that such person is or was a director or officer of the Company (or is or was serving at the request of the Company as a director or officer of another enterprise), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests o the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Such indemnification shall not be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless (and only to the extent that) the Delaware Court of Chancery or the court in which such action or suit was brought determines that, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper. In addition, the Certificate of Incorporation provides for mandatory advancement of expenses incurred by an officer or director upon request, to the extent permitted by law. The Delaware Law permits a corporation to advance expenses incurred by an officer or director in defending any action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay in the event that the director or officer is ultimately determined not to be entitled to indemnification.

         The Company maintains a liability insurance policy on behalf of all of its directors and officers. Under this policy, directors and officers are insured (and the Company is insured to the extent that it has properly indemnified its directors and officers) against liability for claims incurred by reason of their breach of duty, neglect, error, misstatement, misleading statement, omission or act, in their capacities as directors and officers and solely by reason of their status as directors and officers. However, directors and officers are not insured against certain types of claims, including claims that arise out of a gain of personal profit, a criminal or fraudulent act, the filing of a registration statement, an offering by means of a prospectus, or an underwriting agreement for the offer or sale of a security.

         The Company has entered into indemnity agreements with certain of its directors and executive officers. Indemnification of a director or officer under an indemnity agreement would add several protections to those provided by Delaware Law, the Certificate of Incorporation, and the Company's liability insurance including the following: (i) the Company generally would be obligated to advance litigation expenses to the indemnitee, subject to a later determination that the indemnitee would not be permitted to receive such indemnification under applicable law; (ii) to the extent permitted by law, the indemnitee generally would be entitled to indemnification unless the Company affirmatively determined that the indemnitee had not met the applicable standard of conduct;

(iii) upon a change in control (as defined in the indemnity agreements) the Company could only seek legal advice with respect to indemnification of the indemnitee from a special independent counsel selected by the indemnitee, and only the special independent counsel would have the right to make a final determination that the indemnitee has not met the requisite standard of conduct;
(iv) the period of time in which the Company could sue the indemnitee for an action would be limited to two years from the date that the cause of action accrued. The Company anticipates that the protections afforded by the indemnity agreements will contribute to the Company's ability to attract and retain highly qualified directors and executive officers.

         The Delaware Law and Article 6 of the Certificate of Incorporation specifically provide for the indemnification of directors and officers, and the Delaware Law permits the adoption of indemnity agreements generally. The enforceability of certain provisions of the indemnity agreements has not been tested in court, however, and remains subject to considerations of state law and public policy. The indemnity agreements were not implemented in response to any pending or threatened litigation involving directors or officers.

         Subject to the possibility of unenforceability referred to above, the indemnity agreements constitute binding agreements of the Company, and the Company would be unable to modify its indemnification policy unilaterally in a way that is adverse to any party to an indemnity agreement. The Securities and Exchange Commission ("Commission") takes the position that indemnification of directors and executive officers against violations of the Securities Act is against public policy and unenforceable. Accordingly, whenever an issuer registers securities with the Commission it must execute an undertaking (a) to submit to a court any such indemnification claim arising with respect to the registered securities for a determination whether the clause is enforceable and
(b) to be bound by the court's decision. Accordingly, any claim made by a director or executive officer of the Company for indemnification under an indemnity agreement with respect to a claim subject to the Company's undertaking to the Commission would have to be submitted to a court before final payment thereunder would be made to the director or executive officer.

ITEM 21.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a)      Exhibits.

Exhibit                                                                                                              Page
Number                               EXHIBIT DESCRIPTION                                                            Number
------                               -------------------                                                            ------

*       4(a)           Indenture dated as of February 7, 1996 between InterCel, Inc. and Bankers Trust
                       Company, as Trustee, relating to the 12% Senior Discount Notes Due 2006 of
                       InterCel, Inc. (Filed as Exhibit 4(a) to Registration Statement on Form S-1, File
                       No. 33-92618 (the "February 1996 Form S-1"), and incorporated herein by reference.).......
        4(b)           Warrant Agreement dated as of February 7, 1996 between InterCel, Inc. and Bankers
                       Trust Company, as  Warrant Agent.  (Filed as Exhibit 4(b) to February 1996 Form S-1
                       and incorporated herein by reference.)....................................................
*       4(c)           Form of Indenture (including form of Note) between InterCel, Inc. and Bankers Trust
                       Company, as Trustee, relating to the 12% Senior Discount Notes Due 2006 of
                       InterCel, Inc.  (Filed as Exhibit 4(c) to Registration Statement on Form S-1, File No.
                       333-2748 (the "April 1996 Form S-1"), and incorporated herein by reference.)..............
*       4(d)           Certificate of Designations, Powers, Preferences and Relative, Participating or Other
                       Rights, and the Qualifications, Limitations or Restrictions Thereof, of Series A
                       Convertible Preferred  Stock of InterCel, Inc.  (Filed as Exhibit 10(tt) to the Form 10-
                       Q for the quarter ended September 30, 1996 (the "1996 Third Quarter 10-Q") and incorporated herein by reference.)........................................................

Exhibit                                                                                                                    Page
Number                               Exhibit Description                                                                  Number
------                               -------------------                                                                  ------
*       4(e)           Certificate of Designations, Powers, Preferences and Relative, Participating or Other Rights,
                       and the Qualifications, Limitations or Restrictions Thereof, of Series B Convertible Preferred
                       Stock of InterCel, Inc.  (Filed as Exhibit 10(uu) to 1996 Third Quarter 10-Q and
                       incorporated herein by reference.).......................................................................
*       4(f)           Certificate of Designations, Powers, Preferences and Relative, Participating or Other
                       Rights, and the Qualifications, Limitations or Restrictions Thereof, of Series C
                       Convertible Preferred Stock of InterCel, Inc.  (Filed as Exhibit 4(f) to the Annual
                       Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K")
                       and incorporated herein by reference.)...................................................................
*       4(g)           Certificate of Designations, Powers, Preferences and Relative, Participating or Other Rights, and
                       the Qualifications, Limitations or Restrictions Thereof, of Series D Convertible Preferred Stock of
                       InterCel, Inc. (Filed as Exhibit 4(g) to 1996 Form 10-K and incorporated  herein by reference.)..........
        4(h)           Indenture (including form of Note) dated June 10, 1997 between InterCel, Inc. and Bankers Trust
                       Company, as Trustee, relating to the 11 1/8% Senior Notes due 2007 of  InterCel, Inc.....................
        4(i)           Registration Rights Agreement dated June 10, 1997 between InterCel, Inc. and Morgan  Stanley & Co.
                       Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Oppenheimer & Co., Inc..............
        4(j)           Collateral Pledge and Security Agreement dated June 10, 1997 between InterCel, Inc.
                       and Bankers Trust Company, as Trustee....................................................................
        4(k)           Certificate of Amendment to the Certificate of Designations, Powers, Preferences and Relative,
                       Participating or Other Rights, and the Qualifications, Limitations or Restrictions Thereof, of Series B
                       Convertible Preferred Stock of InterCel, Inc.............................................................
        4(l)           Amended Certificate of Designations, Powers, Preferences and Relative, Participating or Other Rights, and
                       the Qualifications, Limitations or Restrictions Thereof, of Series C Convertible Preferred Stock of
                       InterCel, Inc............................................................................................
        4(m)           Amended Designations, Powers, Preferences and Relative, Participating or Other
                       Rights, and the Qualifications, Limitations or Restrictions Thereof, of Series D
                       Convertible Preferred Stock of InterCel, Inc.............................................................
+       5(a)           Opinion of Nelson Mullins Riley & Scarborough, L.L.P.
**      10(a)          Stock Purchase Agreement dated May 23, 1997 between InterCel, Inc. and The Huff
                       Alternative Income Fund, L.P.............................................................................
**      10(b)          Escrow Agreement dated June 5, 1997 between InterCel, Inc. and The Huff
                       Alternative Income Fund, L.P.............................................................................
**      10(c)          Stock Purchase Agreement dated May 23, 1997 between InterCel, Inc. and SCANA
                       Communications, Inc......................................................................................
**      10(d)          Escrow Agreement dated June 5, 1997 between InterCel, Inc. and SCANA
                       Communications, Inc......................................................................................
        10(e)          Amendment No. 2 dated March 31, 1997 to the Credit Agreement dated March 4,
                       1996 among Powertel, Inc., Ericsson Project Finance A.B., as Lender, and Ericsson
                       Inc., as Agent for the Lenders...........................................................................
        10(f)          Amendment No. 3 dated June 26, 1997 to the Credit Agreement dated March 4, 1996 among Powertel PCS, Inc., the Lenders set forth on the signature pages thereto and
                       Ericsson Inc., as Agent for the Lenders..................................................................
        12             Statement regarding Computation of Ratio of Earnings to Fixed Charges.
        23(a)          Consent of Arthur Andersen LLP...........................................................................
+       23(b)          Consent of Nelson Mullins Riley & Scarborough, L.L.P. (included as part of its opinion filed as Exhibit 5(a))...........................................................................
        24             Power of Attorney (included on signature page hereto).
        25             Statement of Eligibility of Trustee on Form T-1..........................................................
        99(a)          Form of Letter of Transmittal for 11 1/8% Senior Notes Due 2007..........................................

Exhibit
Number                               EXHIBIT DESCRIPTION
------                               -------------------
        99(b)          Form of Notice of Guaranteed Delivery for 11 1/8% Senior Notes Due 2007.
        99(c)          Guidelines for Certification of Taxpayer Identification Number on Substitute Form.
        99(d)          Powertel, Inc.'s Letter to Brokers.
        99(e)          Letter of Registered Holder to Beneficial Owner and Instruction of Beneficial Owner.

-------------------------------
*        Previously filed.
** The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request, as provided in Item 601(b)(2) of Regulation S-K.
+        To be filed by amendment.

ITEM 22.          UNDERTAKINGS

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filling of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Point, State of Georgia, on this 15th day of July, 1997.

                                   POWERTEL, INC.

                                   By:/s/ Allen E. Smith
                                      -----------------------------------------
                                      Allen E. Smith
                                      President and Chief Executive Officer

                                POWER OF ATTORNEY

         We, the undersigned directors and officers of Powertel, Inc., do hereby severally constitute and appoint each of Allen E. Smith and Fred G. Astor, Jr. our true and lawful attorney and agent, jointly and severally, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent, may deem necessary or advisable to enable Powertel, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement on Form S-4, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto; and we do each hereby ratify and confirm all that said attorney and agent shall do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities set forth below on this 15th day of July, 1997.


SIGNATURES                      TITLE
/s/ Allen E. Smith              President, Chief Executive Officer and
------------------------------  Director (Principal executive officer)
Allen E. Smith

/s/ Fred G. Astor, Jr.          Executive Vice President and Chief
------------------------------  Financial Officer (Principal financial officer
Fred G. Astor, Jr.              and principal accounting officer)

/s/ Campbell B. Lanier, III     Director and Chairman of the Board
------------------------------
Campbell B. Lanier, III

/s/ Donald W. Burton            Director
------------------------------
Donald W. Burton

/s/ Bert G. Clifford            Director
------------------------------
Bert G. Clifford

/s/ O. Gene Gabbard             Director
------------------------------
O. Gene Gabbard

/s/ Lawrence M. Gressette, Jr.  Director
------------------------------
Lawrence M. Gressette, Jr.

/s/ Maurice P. O'Connor                                          Director
------------------------------
Maurice P. O'Connor

/s/ William H. Scott, III                                        Director and Secretary
------------------------------
William H. Scott, III

/s/ William B. Timmerman                                         Director
------------------------------
William B. Timmerman

/s/ Donald W. Weber                                              Director
------------------------------
Donald W. Weber

                                  EXHIBIT INDEX

Exhibit                                                                                               Page
Number                          Exhibit Description                                                  Number
-----                           -------------------                                                  ------
*  4(a)      Indenture dated as of February 7, 1996 between InterCel, Inc. and Bankers Trust
             Company, as Trustee, relating to the 12% Senior Discount Notes Due 2006 of
             InterCel, Inc.  (Filed as Exhibit 4(a) to Registration Statement on Form S-1, File
             No. 33-92618 (the "February 1996 Form S-1"), and incorporated herein by reference).............................................................................
*  4(b)      Warrant Agreement dated as of February 7, 1996 between InterCel, Inc. and
             Bankers Trust Company, as  Warrant Agent.  (Filed as Exhibit 4(b) to February
             1996 Form S-1 and incorporated herein by reference)....................................
*  4(c)      Form of Indenture (including form of Note) between InterCel, Inc. and Bankers
             Trust Company, as Trustee, relating to the 12% Senior Discount Notes Due 2006 of InterCel, Inc.  (Filed as Exhibit 4(c) to Registration Statement on Form S-1,
             File No. 333-2748 (the "April 1996 Form S-1"), and incorporated herein by reference).............................................................................
*  4(d)      Certificate of Designations, Powers, Preferences and Relative, Participating or
             Other Rights, and the Qualifications, Limitations or Restrictions Thereof, of Series
             A Convertible Preferred Stock of InterCel, Inc.  (Filed as Exhibit 10(tt) to the
             Form 10-Q for the quarter ended September 30, 1996 (the "1996 Third Quarter 10-Q")
             and incorporated herein by reference)..................................................
*  4(e)      Certificate of Designations, Powers, Preferences and Relative, Participating or
             Other Rights, and the Qualifications, Limitations or Restrictions Thereof, of Series
             B Convertible Preferred Stock of InterCel, Inc. (Filed as Exhibit 10(uu) to 1996
             Third Quarter 10-Q and incorporated herein by reference)...............................
*  4(f)      Certificate of Designations, Powers, Preferences and Relative, Participating or
             Other Rights, and the Qualifications, Limitations or Restrictions Thereof, of Series
             C Convertible Preferred Stock of InterCel, Inc.  (Filed as Exhibit 4(f) to the
             Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996
             Form 10-K") and incorporated herein by reference)......................................
*  4(g)      Certificate of Designations, Powers, Preferences and Relative, Participating or
             Other Rights, and the Qualifications, Limitations or Restrictions Thereof, of Series
             D Convertible Preferred Stock of InterCel, Inc. (Filed as Exhibit 4(g) to 1996
             Form 10-K and incorporated herein by reference)........................................
   4(h)      Indenture (including form of Note) dated June 10, 1997 between InterCel, Inc.
             and Bankers Trust Company, as Trustee, relating to the 11 1/8% Senior Notes due
             2007 of InterCel, Inc..................................................................
   4(i)      Registration Rights Agreement dated June 10, 1997 between InterCel, Inc. and
             Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith
             Incorporated and Oppenheimer & Co., Inc................................................
** 4(j)      Collateral Pledge and Security Agreement dated June 10, 1997 between InterCel,
             Inc. and Bankers Trust Company, as Trustee.............................................
   4(k)      Certificate of Amendment to the Certificate of Designations, Powers, Preferences and
             Relative, Participating or Other Rights, and the Qualifications, Limitations or
             Restrictions Thereof, of Series B Convertible Preferred Stock of InterCel, Inc.........
   4(l)      Amended Certificate of Designations, Powers, Preferences and Relative,
             Participating or Other Rights, and the Qualifications, Limitations or Restrictions
             Thereof, of Series C Convertible Preferred Stock of InterCel, Inc......................
   4(m)      Amended Designations, Powers, Preferences and Relative, Participating or Other
             Rights, and the Qualifications, Limitations or Restrictions Thereof, of Series D
             Convertible Preferred Stock of InterCel, Inc...........................................
+  5(a)      Opinion of Nelson Mullins Riley & Scarborough, L.L.P...................................
** 10(a)     Stock Purchase Agreement dated May 23, 1997 between InterCel, Inc. and The Huff
             Alternative Income Fund, L.P...........................................................

Exhibit                                                                                               Page
Number                          Exhibit Description                                                  Number
-----                           -------------------                                                  ------
** 10(b)     Escrow Agreement dated June 5, 1997 between InterCel, Inc. and The Huff
             Alternative Income Fund, L.P...........................................................
** 10(c)     Stock Purchase Agreement dated May 23, 1997 between InterCel, Inc. and
             SCANA Communications, Inc..............................................................
** 10(d)     Escrow Agreement dated June 5, 1997 between InterCel, Inc. and SCANA
             Communications, Inc....................................................................
   10(e)     Amendment No. 2 dated March 31, 1997 to the Credit Agreement dated March 4,
             1996 among Powertel, Inc., Ericsson Project Finance A.B., as Lender, and
             Ericsson Inc., as Agent for the Lenders................................................
   10(f)     Amendment No. 3 dated June 26, 1997 to the Credit Agreement dated March 4,
             1996 among Powertel PCS, Inc., the Lenders set forth on the signature pages thereto and Ericsson Inc., as Agent for the Lenders....................................
   12        Statement regarding Computation of Ratio of Earnings to Fixed Charges.
   23(a)     Consent of Arthur Andersen LLP.........................................................
+  23(b)     Consent of Nelson Mullins Riley & Scarborough, L.L.P. (included as part of its opinion filed as Exhibit 5(a)).........................................................
   24        Power of Attorney (included on signature page hereto)..................................
   25        Statement of Eligibility of Trustee on Form T-1........................................
   99(a)     Form of Letter of Transmittal for 11 1/8% Senior Notes Due 2007........................
   99(b)     Form of Notice of Guaranteed Delivery for 11 1/8% Senior Notes Due 2007................
   99(c)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form......
   99(d)     Powertel, Inc.'s Letter to Brokers.....................................................
   99(e)     Letter of Registered Holder to Beneficial Owner and Instruction of
             Beneficial Owner.......................................................................

---------------------------
*   Previously filed.
** The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request, as provided in Item 601(b)(2) of Regulation S-K.
+   To be filed by amendment.